Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and among

Global brands group holding limited,

GBG USA Inc.,

and

Differential Brands Group Inc.

Dated as of June 27, 2018

Exhibits

Exhibit A – Reorganization Step Plan

Exhibit B – Transition Services Agreement Term Sheet

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of June 27, 2018, is by and among Global Brands Group Holding Limited, a Bermuda corporation with limited liability (“Parent”), GBG USA Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Seller”), and Differential Brands Group Inc., a Delaware corporation (“Purchaser”). Each of Seller, Parent and Purchaser is herein referred to individually as a “Party” and are collectively referred to as the “Parties.”

Recitals

WHEREAS, as of the date hereof, each Transferred Entity (as defined below) is a wholly owned direct or indirect Subsidiary (as defined below) of Seller;

WHEREAS, following the consummation of the steps plan set forth on Exhibit A (the “Reorganization”), and at the Closing (as defined below), (a) each Transferred Entity (other than Newco) shall be a wholly owned direct or indirect Subsidiary of a Delaware limited liability company and wholly owned Subsidiary of Seller formed in connection with the Reorganization (“Newco”), and the equity interests of such Transferred Entities shall constitute the sole equity interests held, directly or indirectly, by Newco and (b) Seller shall be the sole record and beneficial owner of 100% of the issued and outstanding equity interests of Newco (the “Purchased Units”);

WHEREAS, Parent, directly or indirectly, owns the Purchased Assets (as defined below);

WHEREAS, Purchaser desires to purchase the Purchased Units from Seller, and Seller desires to sell the Purchased Units to Purchaser, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, Purchaser desires to purchase the Purchased Assets from Parent or an Affiliate thereof and assume the Assumed Liabilities (as defined below), and Parent desires to sell or cause to be sold the Purchased Assets and transfer or cause to be transferred the Assumed Liabilities (as defined below) to Purchaser, upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

Section 1.1           Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquired License Agreements” shall mean all Contracts (a) providing for any Transferred Entity to license Intellectual Property Rights from a third Person or (b) with respect to which a Sublicense Agreement is being delivered at Closing in connection with the Transactions.

“Acquisition Proposal” shall mean any offer or proposal from any Person (other than an offer or proposal by Purchaser or its Affiliates) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Sale to Purchaser or the Reorganization) involving, directly or indirectly (a) any purchase, transfer or other acquisition of all or any portion of the Purchased Units, any capital stock, equity interests or any other voting securities or debt securities of any of the Transferred Entities (or any Subsidiary thereof) or Purchased Assets or any other material part of the Business other than sales of inventory in the ordinary course of business consistent with past practice, (b) any purchase or other acquisition (including by license or sublicense) of all or a material portion of the assets, rights or properties of the Business or the acquisition of any of the assets of the Business, other than sales of inventory in the ordinary course of business consistent with past practice, (c) any merger, consolidation, business combination or other similar transaction involving the Business, the Purchased Assets or the Transferred Entities, (d) any sale, lease, exchange, transfer, license, acquisition or disposition of Purchased Units, Purchased Assets or any other material part of the Business other than sales of inventory in the ordinary course of business consistent with past practice, (e) any liquidation, dissolution, recapitalization or other significant corporate reorganization of or affecting all or substantially all of the Transferred Entities or (f) any combination of the foregoing.

“Action” shall mean any action, cause of action, claim (including any cross-claim or counterclaim), suit, charge, demand, arbitration, litigation, proceeding (including any civil, commercial, criminal, administrative, investigative, informal or appellate proceeding), complaint, hearing or dispute resolution process or, to the knowledge of Seller, investigation.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided, that (a) from and after the Closing, (i) none of the Transferred Entities shall be considered an Affiliate of Parent, Seller or any of their respective Affiliates, (ii) none of Parent, Seller or any of their respective Affiliates shall be considered Affiliates of any Transferred Entity and (iii) the Transferred Entities shall be considered Affiliates of Purchaser, in each case, with respect to matters relating solely to post-Closing periods (b) except pursuant to the definition of Purchaser Related Party and the final sentence of Section 5.3, Section 10.5 and Section 11.9 (and, in each case, related definitions), in the case of Purchaser and the Transferred Entities, the term “Affiliate” shall not include at any time the Persons that Tengram Capital Partners, L.P. (or the funds managed by it) advise, manage or otherwise invest in (other than the Purchaser and its Subsidiaries), (c) except pursuant to the definition of Seller Related Party, neither Fung Holdings (1937) Limited nor any Person that controls, is controlled by or is under common control with Fung Holdings (1937) Limited, in each case other than Seller, Parent and their respective Subsidiaries, shall be considered Affiliates of Seller or Parent (as applicable) and (d) in no event shall GSO Capital Partners LP (or any Person that controls, is controlled by or is under common control with GSO Capital Partners LP, including any funds managed or advised by any of them) or The Blackstone Group L.P. (or any Person that controls, is controlled by or is under common control with and funds managed or advised by any of them) be an “Affiliate” of Purchaser for purposes of Section 5.10 or Section 5.11. For purposes of this Agreement, “control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Agreed Closing Date Calculations” shall mean (a) if no notice of Disputed Items is delivered by Seller in accordance with the terms of Section 2.5(b) and within the period provided in Section 2.5(b), the Proposed Closing Date Calculations as prepared by Purchaser, or (b) if such a notice of Disputed Items is delivered by Seller in accordance with Section 2.5(b), either (i) the Purchase Price, Working Capital Adjustment and Closing Indebtedness as agreed to in writing by Seller and Purchaser, or (ii) the Proposed Closing Date Calculations as adjusted in accordance with the Independent Accountant’s report delivered pursuant to Section 2.5(c).

“Ancillary Agreements” shall mean the Letter Agreement, the Transition Services Agreement, the Confidentiality Agreement, the Sublicense Agreements, the General Assignment and Bill of Sale, the Debt Commitment Letters, and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser, Seller, Parent or any of their respective Affiliates in connection with the consummation of the Transactions.

“Anti-Corruption Laws” shall mean all Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to the Seller or any of its Affiliates to the extent relates to or affecting the Business, including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Entity that are designed or intended to preserve and protect competition, prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Asset Selling Affiliates” shall mean all of the Affiliates of Parent, other than the Transferred Entities, that own any Purchased Assets or that have obligations or liabilities in respect of any Assumed Liabilities.

“Base Purchase Price” shall mean $1,380,000,000.

“Benefit Plan” shall mean any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any profit-sharing, bonus, commission, long-term incentive, stock option, stock purchase, stock ownership, other equity or equity-based, retention, change of control, pension, retirement, supplemental retirement, employment, severance, salary continuation, termination, change-of-control, deferred compensation, excess benefit, post-retirement medical insurance, welfare, other incentive, sabbatical, sick leave, short or long-term disability, health, prescription drug, medical, hospitalization, dental, vision, life insurance, other insurance, loan, paid time off, vacation, holiday and fringe benefit plan, program, policy, contract, arrangement or agreement (whether formal or informal, oral or written, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), maintained, contributed to or required to be contributed to by Seller, its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Seller or the Transferred Entities or under which Seller, its Subsidiaries or any of their respective ERISA Affiliates has any Liability with respect to any current or former employee, director, officer or independent contractor of Seller or the Transferred Entities, or under which a Transferred Entity has any present or future Liability, in all cases, other than an arrangement or obligation required by applicable Law or a Governmental Entity.

“Business” shall mean the following divisions and/or segments of Parent (as such divisions and/or segments are reflected on, or included in, the Financial Statements for the fiscal year ended March 31, 2018): (i) “kids”, (ii) “beauty and accessories” and (iii) “fashion”.

“Business Accounting Principles” means the accounting principles and practices used by the Business in the preparation of the Financial Statements and the illustrative calculation of working capital set forth in Section 1.1(a) of the Seller Disclosure Schedule;

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which (a) commercial banks in New York City or Hong Kong are or (b) The Stock Exchange of Hong Kong Limited is, authorized or obligated by Law or executive order or the Hong Kong Listing Rules to remain closed.

“Business Employee” shall mean an individual who is, immediately before and as of the Closing, employed by Seller, a Transferred Entity or any of their respective Affiliates and whose employment primarily consists of performing services to or for the Business or any Transferred Entity.

“Business Intellectual Property” means any and all Intellectual Property Rights that are, or are purported to be, owned by the Transferred Entities, and any and all Intellectual Property Rights included in the Purchased Assets.

“Business IT Assets” shall mean the Software (whether in object or source code form), hardware, databases, and servers, and all other information technology equipment and assets, in each case owned by or licensed to the Transferred Entities or Seller and Related to the Business.

“CFC” shall mean any Transferred Entity that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code.

“Closing Date Cash” shall mean, without duplication, (a) the sum of all cash and cash equivalents held in the bank accounts of the Transferred Entities, minus (b) that amount of any outstanding checks, wires and ACH payments issued by the Transferred Entities but not yet cashed, cleared, presented for payment or received, as applicable, calculated in accordance with IFRS and the Business Accounting Principles as of 12:01 a.m. New York time on the Closing Date.

“Closing Date Transaction Expenses” shall mean (a) to the extent incurred prior to the Closing and not paid in full prior to the Closing, and without duplication, all fees, expenses and costs incurred (or otherwise payable), directly or indirectly, whether accrued or not, in connection with, arising from or related to the preparation, negotiation and execution of this Agreement and the Ancillary Agreements and the performance and completion of the Transactions or otherwise relating to any other sale process leading up to the execution of this Agreement (including, in each case, all fees, costs and expenses of the financial advisors, accountants, legal advisors, brokers, consultants and other third party advisors) and (b) all bonuses, costs, commissions, trust fundings and other payments related to any incentive, severance, transaction bonus, change of control payment, performance award, retention, stay, deferred compensation or other compensatory payment or acceleration thereof payable to employees, officers, partners, directors, independent contractors, consultants or third parties which become payable or due in connection with the transactions contemplated hereby, including any withholding Taxes and the employer portion of any employment Taxes related thereto, in each of (a) and (b), for which Purchaser, its Affiliates (including the Transferred Entities) or the Business has any liability or payment obligation after the Closing or which may give rise to any Lien on the Purchased Units, Purchased Assets or any other assets of the Business at or after the Closing (but which has been incurred on or prior to Closing, for the avoidance of doubt). Notwithstanding anything herein to the contrary, the Closing Date Transaction Expenses shall not include any Consent Fees. For the avoidance of doubt and notwithstanding anything herein to the contrary, any Closing Date Transaction Expense shall only constitute an Assumed Liability to the extent that it is taken into account in calculating the Purchase Price.

“Closing Indebtedness” shall mean, without duplication, the aggregate amount of all Indebtedness of the Business and the Transferred Entities and included in the Assumed Liabilities, calculated in accordance with IFRS (where applicable, as provided in the definition of Indebtedness) and the Business Accounting Principles as of 12:01 a.m. New York time on the Closing Date.

“Closing Working Capital” shall mean the amount of Net Working Capital as of 12:01 a.m. New York time on the Closing Date.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any combined, consolidated or unitary Tax Return that includes at least one member of the Seller Group, on the one hand, and at least one of the Transferred Entities, on the other hand.

“Confidential Information” shall mean all confidential, proprietary or non-public information Related to the Business (including information relating to the business or operations of any Transferred Entity, to the extent Related to the Business), the Purchased Assets or the Business customers or financial or other affairs, including information relating to (a) the marketing of goods or services including customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials, (b) know how (including trade secrets and all technical information in relation to products and processes) and (c) future projects, business development or planning, commercial relationships and negotiations, but does not include information to the extent related to the Seller Group or that is made public by, or with the express prior written consent of, Purchaser.

“Confidentiality Agreement” shall mean the confidentiality and nondisclosure agreement, dated as of April 16, 2018, by and between Seller and Purchaser.

“Consent Fees” shall mean any fees payable to a third party licensor to the extent paid directly in connection with obtaining any Material Consent.

“Contract” shall mean any binding written agreement, contract, subcontract, indenture, deed of trust, note, bond, mortgage, lease, sublease, concession, franchise, license, sublicense, commitment, guarantee, sale or purchase order, undertaking or other instrument, arrangement or understanding of any kind; provided that any of the foregoing that is oral shall only be included to the extent expressly stated herein.

“Covered Party” shall mean any (a) official, officer, employee or Representative of, or any Person acting in an official capacity for or on behalf of: (i) any Governmental Entity, (ii) any public international organization or any department or agency thereof, or (iii) any Person owned or controlled by any Governmental Entity, public international organization or any department or agency thereof, or (b) any political party or party official or candidate for political office.

“Current Assets” shall mean, without duplication, the sum of trade and bills receivable net of any reserves and allowance for doubtful accounts, inventory net of any reserves, prepaids and other receivables of the Transferred Entities or otherwise Related to the Business, determined in each case, as of 12:01 a.m. New York time on the Closing Date, and in accordance with the Business Accounting Principles, consistently applied, and excluding (a) any Excluded Assets, (b) any cash, cash equivalents or other amounts accrued in Closing Date Cash and (c) income Tax assets (current or deferred). For the avoidance of doubt, trade and bills receivable will exclude any balances sold to third parties prior to the Closing. For the avoidance of doubt and notwithstanding anything herein to the contrary, a Current Asset shall constitute a Purchased Asset to the extent that it is taken into account in calculating the Purchase Price.

“Current Liabilities” shall mean, without duplication, the sum of trade and bills payable, trade in bills payable intercompany, accrued charges and sundry payable and other current Liabilities of the Transferred Entities or otherwise Related to the Business, determined in each case, as of 12:01 a.m. New York time on the Closing Date, and in accordance with Business Accounting Principles, consistently applied, and excluding any Excluded Liabilities. For the avoidance of doubt and not withstanding anything herein to the contrary, a Current Liability shall constitute an Assumed Liability to the extent that it is taken into account in calculating the Purchase Price.

“Debt Financing Source” shall mean each lender and each other Person (including, without limitation, each agent and arranger) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby, including (without limitation), the Debt Commitment Letters, any other commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto, together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and Representative of each such lender, other Person or Affiliate or the heirs, executors, successors and assigns of any of the foregoing.

“Employee Representative Bodies” shall mean any (a) union, labor organization works council or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively on behalf of Business Employees or (b) any representatives of Business Employees elected for the purposes of any notification and/or consultation in connection with the matters contemplated by this Agreement.

“Employment Agreement” shall mean a written contract, offer letter or agreement of Seller or any of its Affiliates with or addressed to any Business Employee pursuant to which Seller or any of its Affiliates has any actual or contingent Liability or obligation to provide compensation and/or benefits in consideration for past, present or future services, including without limitation retention, change of control, expatriate, severance and loan arrangements.

“Environmental Law” shall mean any applicable Law and any authorizations issued pursuant to such Laws, agreements with any Governmental Entity, any contractual obligations and all other legal requirements relating to (a) pollution or the protection of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface or subsurface land), (b) human health and safety, including with respect to exposure to Hazardous Materials, worker health and safety or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, recycling, Release or disposal of, Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any corporation or trade or business (whether or not incorporated) which is treated with any Person as a single employer within the meaning of Section 414 of the Code.

“Excluded Taxes” shall mean (a) any Taxes reportable on a Combined Tax Return, (b) any Taxes imposed with respect to any amount required to be included by Purchaser (or any of its direct or indirect owners or its Affiliates, including the Transferred Entities after the Closing) under Section 951(a) or Section 965 of the Code with respect to a Pre-Closing Tax Period or the portion of a Straddle Period of any CFC that is a Pre-Closing Tax Period (taking into account, without limitation, any related foreign Tax credits under Section 960 of the Code), (c) any Taxes or payments in respect of the transfer or surrender of any Liability to Tax or any Tax loss or relief for which any of the Transferred Entities is liable (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) by virtue of having been a member of a consolidated, combined, unitary, group relief or other similar Tax group prior to the Closing, (ii) as a transferee or successor of any Person as a result of a transaction occurring before the Closing or (iii) pursuant to an agreement entered into prior to the Closing to the extent such Taxes are with respect a Pre-Closing Tax Period, (d) any Taxes of or imposed on any Transferred Entity for a Pre-Closing Tax Period, (e) any Taxes (other than Taxes of or imposed on a Transferred Entity) imposed with respect to the Purchased Assets, the Assumed Liabilities or the Business, in each case, for a Pre-Closing Tax Period or (f) any Taxes of or imposed on a member of the Seller Group; provided, however, that Excluded Taxes shall not include (i) any Taxes included in the calculation of Net Working Capital or (ii) any Taxes taken into account in the calculation of Closing Indebtedness or Closing Date Transaction Expenses.

“Former Business Employee” shall mean an individual who was not a Business Employee as of the Closing but who was employed by Seller and its Affiliates at any time during the period from June 30, 2015 to the Closing Date and whose last employment with Seller and its Affiliates primarily consisted of performing services to or for any of the Transferred Entities or the Business.

“Fundamental Representations” shall mean all representations and warranties set out in Section 3.1(a), Section 3.2, Section 3.3, Section 3.11 and Section 3.14(b).

“General Assignment and Bill of Sale” shall mean the General Assignment and Assumption and Bill of Sale in a form to be agreed between the Parties in good faith between the date of this Agreement and Closing, and to be entered into at the Closing.

“Governmental Entity” shall mean any court, administrative agency, commission or other governmental authority, body or instrumentality, supranational, national, federal, state, local, municipal, domestic or foreign governmental or regulatory authority, any self-regulatory or quasi-governmental authority, any arbitral or similar forum of any nature, or any other body exercising regulatory, taxing or other governmental authority (or any department, agency, branch, bureau or political subdivision thereof) including any agency, branch, bureau, commission, department, entity, official or political subdivision, whether domestic or foreign.

“Hazardous Materials” shall mean each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as or has the potential to be hazardous or toxic (or words or similar import) under Environmental Laws or the release of which is regulated under Environmental Laws.

“Hong Kong Listing Rules” shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IFRS” shall mean International Financial Reporting Standards issued by the IFRS Foundation and the International Accounting Standards Board.

“Indebtedness” shall mean, with respect to any Person as at any time of determination, all indebtedness, obligations and other liabilities of such Person (a) for borrowed money (including all obligations for (1) outstanding principal and interest, and (2) premiums, penalties, fees, expenses, breakage costs and bank overdrafts thereunder, in each case under (2), to the extent actually occurring as at the applicable measurement time), (b) evidenced by any bonds, debentures, notes or other similar instruments or debt securities, (c) secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property or assets owned or acquired by, or equity securities of, such Person, (d) in connection with any override commissions or any off balance sheet financing, including synthetic leases and project financing, (e) under capitalized leases (determined in accordance with IFRS), (f) in respect of banker’s acceptances or letters of credit, (g) with respect to interest rate and currency obligations, swaps, collars, caps and similar hedging obligations, (h) for the deferred and unpaid purchase price of property or services, including any “earn-out,” “earn-up,” release of “holdback,” or similar deferred payment obligations or payments payable with respect to acquisitions (contingent or otherwise) (but not including obligations or Liabilities with respect to the “earn-ups” set forth on Section 1.1(b) of the Seller Disclosure Schedule), (i) negative balances in bank accounts and all overdrafts, (j) the excess of any defined benefit pension plan’s benefit Liabilities over the current value of such plan’s assets determined in accordance with the actuarial assumptions and methods necessary or required to be used on a plan termination or insolvency basis, (k) for accrued but unpaid income Taxes (and any withholding required to be made with respect to such amounts), (l) for (1) severance payments and benefits owed to any current or former manager, officer, employee, director or independent contractor of the Business whose employment terminates before Closing or who receives or provides notice of termination prior to Closing, (2) bonus payments owed to any current or former manager, officer, employee or director of the Business which remain unpaid as of the Closing, and (3) the employer portion of all payroll, employment, unemployment and similar Taxes payable with respect to the obligations described in the foregoing clauses (1) and (2), (m) under factoring agreements for accounts receivable, (n) with respect to accounts payable unpaid for more than ninety (90) days, (o) under any direct or indirect, joint or several, guarantee or commitment provided by such Person in respect of any Indebtedness of others described in the preceding clauses (a) through (n) or by which such Person assures any other Person against Loss (including contingent reimbursement obligations with respect to letters of credit), (p) for accrued or unpaid interest, premium, fees, expenses, penalties (including prepayment and early termination penalties) and other amounts owing in respect of obligations of the kind referred to in clauses (a) through (o) of this definition, and (q) all obligations of the kind referred to in clauses (a) through (p) of this definition of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on property of the Business, including the Purchased Assets, whether or not Seller or its Affiliates have assumed or otherwise become liable for the payment of such obligations (including any obligations secured by a purchase money mortgage or other Lien to secure all or any part of a purchase price). For the avoidance of doubt and notwithstanding anything herein to the contrary, any Indebtedness shall constitute an Assumed Liability to the extent that it is taken into account in calculating the Purchase Price.

“Intellectual Property Right” shall mean any U.S., foreign or multinational intellectual property, including: (a) any trademarks, service marks, logos, brand names, slogans, trade dress, internet domain names (including associated registrations), and trade names, together with all goodwill associated with each of the foregoing, (b) all patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisionals, provisionals, non-provisionals, revisions, extensions and re-examinations thereof and foreign equivalents thereof; (c) all copyrights, whether registered or unregistered, and all applications for registration and registrations in connection therewith and all renewals thereof, and all works of authorship, moral rights and similar rights of authors, including websites, advertising material, displays, designs, design archives, patterns, prototypes, prints, and samples; (d) all trade secrets recognized under applicable Law; (e) all design rights, inventions, know-how, confidential information (including customer lists), algorithms, data (including research surveys and studies, including with respect to advertising effectiveness, consumers and/or audience measurement) and databases; (f) rights of publicity (including all rights in a Person’s name, voice, signature, biography, likeness, image and persona); (g) rights in Software (including but not limited to source code, executable code, binary code, and related documentation); (h) any registrations or applications for registration of any of the foregoing domain names; and (i) any other similar type of proprietary intellectual property rights arising under the Laws of any country or jurisdiction.

“Key Employee” shall mean any Business Employee whose aggregate annual cash compensation exceeds $250,000 per year or is expected to exceed such amount on an annualized basis for the year ending December 31, 2018.

“Labor Agreement” shall mean any recognition agreement, collective bargaining agreement or other Contract (including any oral Contract) with an Employee Representative Body to which any Transferred Entity or Seller is a party or otherwise bound and that is (i) relevant or related to any Business Employee or (ii) Related to the Business.

“Law” shall mean any federal, national, supranational, state, provincial, local, administrative or foreign law (including common law), constitution, treaty, statute, ordinance (including zoning), rule, regulation, resolution, executive order, code, Order, arbitration award, agency requirement of, or any license or permit issued by, any Governmental Entity.

“Letter Agreement” shall mean that certain side letter agreement, dated as of the date hereof, by and among Parent, Seller and Purchaser.

“Liabilities” shall mean any and all debts, liabilities, claims, demands, expenses, commitments, Losses and obligations, whether primary or secondary, direct or indirect, accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, liquidated or unliquidated, or determined or determinable, including those arising under any Law or Action and those arising under any Contract.

“Licensed Intellectual Property” shall mean any and all Intellectual Property rights that are, or are purported to be, licensed by the Transferred Entities.

“Liens” shall mean all mortgages, deeds of trust, deeds to secure debt, trust deeds, liens (statutory or otherwise), legal or equitable, specific or floating, pledges, charges, claims, security interests, purchase agreements, options, rights-of-way, rights of first offer, rights of first refusal, rights of setoff, easements, restrictions on transfer, or other encumbrances relating to such property (including zoning ordinances, variances, conditional use permits and similar regulations for the purpose of providing security, restriction or encumbrance relating to that property).

“Losses” shall mean any loss, liability, damage, dues, obligation, Tax disbursement, deficiency, claim, demand, penalty, cost, fine or expense of any kind or nature, including, without limitation, legal, accounting, other professional fees and expenses or other costs and expenses reasonably incurred in the investigation, collection, prosecution or defense of all Actions, settlements and compromises that may be imposed on or otherwise incurred or suffered, in each case, whether or not covered by insurance or a third party, whether such matters arise out of contract, tort, violation of law or any other theory and whether such matters are brought or initiated by a Person or a Governmental Entity.

“Material Adverse Effect” shall mean any change, event, development, circumstance, state of facts or effect that, individually or in the aggregate: (a) has been, is, or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Business or the Transferred Entities, taken as a whole, excluding for these purposes any such change, event, development, circumstance, state of facts or effect caused by, or resulting or arising from, (i) the execution, delivery, announcement or pendency of this Agreement and the transactions contemplated hereby, (ii) changes in the economic, regulatory or political conditions generally in the United States or any other jurisdiction in which the Business operates, (iii) changes after the date hereof in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iv) changes in IFRS (or local equivalents in the applicable jurisdiction), (v) changes in Law, (vi) any hurricane, tornado, flood, earthquake or other natural disaster, (vii) any action required or permitted by this Agreement or any Ancillary Agreement or any action taken (or omitted to be taken) with the written consent of, or at the express written direction of, Purchaser or (viii) the failure to meet any revenue, earnings or other projections, forecasts or predictions (provided that this clause (viii) shall not prevent or otherwise affect a determination that any changes, events, developments, circumstances, state of facts or effects underlying a failure described in this clause (viii) have resulted in or materially contributed to a Material Adverse Effect); provided that, with respect to each of clauses (ii), (iii), (iv), (v) and (vi) above, any such change, event, development, circumstance, state of facts or effect shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent they have had, do have or would reasonably be expected to have, individually or in the aggregate, a disproportionate effect on the assets, liabilities, condition (financial or otherwise) or results of operations of the Business or the Transferred Entities relative to other similarly situated businesses and Persons operating in the same industry and in the same jurisdictions as the Business; or (b) has prevented or materially impaired or delayed, or would reasonably be expected to prevent or materially delay, the ability of Seller or Parent to carry out their respective obligations under, or to consummate the transactions contemplated by, this Agreement or the Ancillary Agreements.

“Material Consent” means the consent of a third party licensor required to transfer or assign to Purchaser (or its designated Affiliate) the rights under any of the license agreements set forth on Exhibit B of the Letter Agreement.

“Net Working Capital” shall mean, as of a given time, (a) the amount of Current Assets as of such time, minus (b) the amount of Current Liabilities as of such time, in each case, that are included as line item categories in the calculation of Closing Working Capital reflected on Section 1.1(a) on Seller Disclosure Schedule.

“Order” shall mean any order, judgment, ruling, injunction, edict, pronouncement, determination, decision, opinion, verdict, sentence, writ, assessment, stipulation, award or decree issued, made, entered, rendered or otherwise put into effect by or under the authority of, or any agreement with, any Governmental Entity or any arbitrator.

“Permitted Liens” shall mean the following Liens: (a) Liens expressly disclosed on the face of the books and records of the Business made available to the Purchaser in connection with the Sale (to the extent such Liens are not material to the Business) or the Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that may thereafter be paid without penalty and for which an applicable reserve has been made and is expressly reflected on the books and records of the Business made available to the Purchaser in connection with the Sale (to the extent such Liens are not material to the Business) or the Financial Statements; (c) statutory Liens of landlords, lessors or renters and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by operation of Law arising or incurred in the ordinary course of business securing amounts that are not yet due and payable and which shall be released at Closing (provided Seller shall not be required to release any such statutory Liens to the extent any Assets remain located in the respective real property or warehousemen in the ordinary course of business consistent with past practice); (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not material to the operations of the Transferred Entities or the Business or that otherwise do not materially impair the conduct of the Business in the ordinary course; (f) minor defects or minor imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, charges, instruments or encumbrances or other restrictions of record affecting title to real property (including any leasehold or other interest therein) which have not and could not reasonably be expected to materially impair or affect the ordinary conduct of the operations at any such real property; (g) zoning ordinances, variances, conditional use permits and similar governmentally established regulations, permits, approvals and conditions, in each case, which are not violated by the current use or occupancy of any real property used in connection with the operation of the Business; and (h) Liens created or incurred by Purchaser and its Affiliates concurrently with, or following, the Closing.

“Person” shall mean any individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date or the portion of any Straddle Period ending on the Closing Date.

“Purchase Price” shall mean an amount equal to the Base Purchase Price plus (a) the Working Capital Adjustment (which may be a negative number), minus (b) the amount of Closing Indebtedness, plus (c) the amount of Closing Date Cash minus (d) the amount of Closing Date Transaction Expenses.

“Purchaser Disclosure Schedule” shall mean the disclosure schedule dated as of the date hereof and delivered by Purchaser to Seller concurrently with this Agreement.

“Purchaser Fundamental Representations” shall mean all representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.6.

“Related to the Business” shall mean primarily required for, primarily held for use, or used primarily in, or arising, directly or indirectly, primarily out of the operation or conduct of, the Business, or held primarily for such use. For the avoidance of doubt, all assets included in “Current Assets” are Related to the Business.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching into or through the environment, including surface water, soil or groundwater or from building components or structures of Hazardous Materials.

“Representatives” means, with respect to any Person, the directors, officers, employees, members, managers, shareholders, equityholders, advisers (legal, financial or otherwise), current or prospective Debt Financing Sources, accountants, appraisers, agents, consultants or other representatives of such Person or any of its Affiliates and each of its and their respective predecessors, successors and permitted assigns.

“Securities Act” shall mean the U.S. Securities Act of 1933.

“Seller Disclosure Schedule” shall mean the disclosure schedule dated as of the date hereof and delivered by Seller to Purchaser concurrently with this Agreement.

“Seller Group” shall mean Parent, Seller and their respective Subsidiaries, other than the Transferred Entities.

“Shared Locations” shall have the meaning set forth in the Transition Services Agreement.

“Software” shall mean any software, programs and databases in any form, including compilers, middleware, development tools, websites (including the content thereon), firmware, operating systems and specifications, platforms, interfaces, APIs, test specifications and scripts, source code and object code.

“Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Straddle Period” shall mean any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity or organization whether incorporated or unincorporated, of which (a) if a corporation, such first Person directly or indirectly owns or controls at least a majority of the total voting power of the securities or other interests entitled by their terms (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees thereof (or others performing similar functions), or (b) if a limited liability company, partnership, association, or other business entity or organization (other than a corporation), such first Person is a general partner or managing member thereof or a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such first Person (and for this purpose, a Person or Persons own a majority ownership interest in such a business entity or organization (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s or organization’s gains or losses).

“Target Working Capital” shall mean $332,500,000.

“Tax” shall mean any tax assessment, levy, impost, duty, contribution or other governmental charge of any kind and of any jurisdiction, including any U.S. federal, state or local or foreign income, profits, corporate income or corporation, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value-added, net wealth, estimated, stamp, alternative or add-on minimum, environmental, withholding, and any other tax, assessment, levy, impost, duty, contribution or other governmental charge, whether disputed or not, imposed by any jurisdiction, together with all interest, penalties, surcharges and additions imposed with respect to such amounts.

“Tax Claim” shall mean (a) any claim with respect to Taxes made by any Taxing Authority related to the Transferred Entities, the Purchased Assets, the Assumed Liabilities, or the Business, or (b) any assessment or self-assessment of any Liability to Tax from which (in either case) a claim for indemnification under Article VII could reasonably be expected to arise.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Transactions” shall mean, collectively, the transactions contemplated by this Agreement and the Ancillary Agreements, including the Sale.

“Transferred Contracts” shall mean all leases, licenses, bids, tenders, purchase orders, consulting agreements, supply agreements, distribution Contracts, manufacturing Contracts, maintenance Contracts, agreements, commitments and other Contracts Related to the Business, including the Acquired License Agreements but excluding any Excluded Assets (and, for the avoidance of doubt, any Contract referred to on Exhibit B of the Letter Agreement that is retained by Parent (or its nominee) in accordance with the terms and conditions of the Letter Agreement shall be an Excluded Asset).

“Transferred Entities” shall mean, collectively, Newco and the entities listed on Section 1.1(d) of the Seller Disclosure Schedule.

“Transition Services Agreement” shall mean the Transition Services Agreement, substantially on the terms set forth in the term sheet attached hereto as Exhibit B, to be entered into at the Closing.

“Willful Breach” shall mean with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Person with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry of their direct reports) that such Person’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement. For the avoidance of doubt, a Person’s failure to consummate the Closing when required pursuant to Section 2.4 shall be a Willful Breach of this Agreement.

“Working Capital Adjustment” shall mean, as applicable, (a) the amount by which Closing Working Capital exceeds the Target Working Capital, or (b) the amount by which Closing Working Capital is less than the Target Working Capital; provided that any amount which is calculated pursuant to this clause (b) shall be deemed to be a negative number.

Section 1.2           Other Definitions. The following terms shall have the meanings defined in the Section indicated:

ADSP	Section 7.12(b)
ADSP Allocation	Section 7.12(b)
Agreed Claim Items	Section 10.5(c)
Agreement	Preamble
Alternative Arrangements	Section 10.7
Assets	Section 2.2
Assumed Liabilities	Section 2.2
Assumed License Agreement Liabilities	Section 2.2
Audit Party	Section 5.25
Balance Sheet Date	Section 3.5
Business Permits	Section 3.9
Cap	Section 10.3(b)
Claim	Section 10.5(a)
Claim Notice	Section 10.5(b)
Closing	Section 2.1
Closing Date	Section 2.4
Continuing Employee	Section 6.1
Contributed Assets	Section 3.2(f)
Data Room	Section 1.3(b)
Debt Commitment Letters	Section 4.5
Debt Financing	Section 4.5
Deductible	Section 10.3(a)
Deferred Asset	Section 5.15(a)
DGCL	Section 5.19(a)
Disputed Claim Items	Section 10.5(c)
Disputed Item	Section 2.5(b)
Earn-out Obligations	Section 5.13(a)
Earn-up Obligations	Section 5.13(b)
End Date	Section 9.1(b)
Estimated Purchase Price	Section 2.3(a)
Exchange Act	Section 5.19(a)
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.2
Existing License	Section 5.11(a)
Final Information Statement	Section 5.19(a)
Financial Statements	Section 3.5
General Survival Date	Section 10.1
government official	Section 3.22
Governmental Consents	Section 5.3
Incremental Section 338 Liability	Section 7.12(c)
Indemnified Party	Section 10.5
Indemnifying Party	Section 10.5
Independent Accountant	Section 2.5(c)

Insurance Policies	Section 3.25
International Trade Laws	Section 3.22(d)
Issued Materials	Section 5.18(a)
Leased Real Property	Section 3.18(b)
Letters of Credit	Section 5.12
License Agreements	Section 3.16(d)
Material Contracts	Section 3.17
Maximum Liability Amount	Section 9.5(d)
Newco	Recitals
Non-Audit Party	Section 5.25
Non-Recourse Party	Section 11.9(a)
Occurrence Policies	Section 5.22
Parent	Preamble
Parent Stockholder Approval	Section 3.3
Parent Termination Fee	Section 9.3
Party	Preamble
Paying Party	Section 2.5(e)
Preliminary Information Statement	Section 5.19(a)
Proposed Closing Date Calculations	Section 2.5(a)
Purchase Price Allocation	Section 7.10
Purchased Assets	Section 2.2
Purchased Units	Recitals
Purchaser	Preamble
Purchaser Cure Period	Section 9.1(f)
Purchaser Group Holder	Section 5.4(c)
Purchaser Indemnified Parties	Section 10.2
Purchaser Pre-Closing Tax Return	Section 7.3(b)
Purchaser Related Parties	Section 9.5(b)
Purchaser Stockholder Approval	Section 4.2
Purchaser Straddle Period Tax Return	Section 7.3(b)
Purchaser Tax Indemnitee	Section 7.1
Purchaser Tax Returns	Section 7.3(b)
Purchaser Termination Fee	Section 9.4(b)
Real Property Leases	Section 3.18(b)
Receiving Party	Section 2.5(e)
Recovery Costs	Section 10.7
Registered Business Intellectual Property	Section 3.16(a)
Reorganization	Recitals
Required Amount	Section 4.5
Resolution Period	Section 2.5(b)
Response Notice	Section 10.5(c)
Reverse Termination Fee	Section 9.4(a)
Sale	Section 2.1
SEC	Section 5.19(a)
Section 338(h)(10) Election	Section 7.12(a)
Seller	Preamble

Seller Cure Period	Section 9.1(e)
Seller Group Holder	Section 5.4(b)
Seller Indemnified Parties	Section 10.4
Seller Related Parties	Section 9.5(b)
Seller Return	Section 7.3(a)
Significant Customers	Section 3.20
Significant Suppliers	Section 3.20
Stockholder Meeting	Section 5.18(a)
Sublicense Agreements	Section 2.4(b)(K)
Tax Representations	Section 10.1
Terminating Purchaser Breach	Section 9.1(f)
Terminating Seller Breach	Section 9.1(d)
Third Party Claim	Section 10.5(b)
Transfer Taxes	Section 7.11
Transferred Entity Equity Interests	Section 3.2(a)
Unit Sale	Section 2.1

Section 1.3            Interpretation; Absence of Presumption.

(a)          It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule is or is not material for purposes of this Agreement.

(b)          For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, while Article, Section, clauses, paragraph and Exhibit references are to the specified Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified and the term “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (iv) the word “or” shall not be exclusive; (v) all pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require; (vi) “knowledge” shall mean, with respect to Seller, the actual knowledge of the individuals set forth in Section 1.3(a) of the Seller Disclosure Schedule and such knowledge as those individuals would reasonably be expected to have if they had made due and reasonable inquiry and, with respect to Purchaser, shall mean the actual knowledge of the individuals set forth in Section 1.3(a) of Purchaser Disclosure Schedule; (vii) “ordinary course of business” shall mean, with respect to any Person, the ordinary course of business of such Person, consistent with past custom and practice and normal day-to-day operations, including with respect to quantity, frequency and duration; (viii) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (ix) if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day; (x) references to documents or other materials “provided” or “made available” to Purchaser or similar phrases shall mean that such documents or other materials were present (and available for viewing by Purchaser and its Representatives) in the online data room hosted by Reed Smith LLP (the “Data Room”) prior to the Business Day preceding the date of this Agreement; (xi) any reference to a statute refers to such statute and all rules, regulations and pronouncements made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced; (xii) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS; (xiii) each reference to a Law, statute, regulation or other government rule is to it as amended from time to time and to all rules and regulations promulgated thereunder and, as applicable, is to corresponding provisions of successor Laws, statutes or other government rules; and (xiv) except as otherwise specifically provided in this Agreement, any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended, supplemented or modified, including by waiver or consent and all attachments thereto and instruments incorporated therein. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement (and the Ancillary Agreements) are in U.S. Dollars, and all amounts owing under this Agreement and such other documents shall be paid in U.S. Dollars.

(c)          This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 1.4           Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and shall not be deemed to affect the meaning or interpretation of this Agreement. All capitalized terms defined in this Agreement are equally applicable to both the singular and plural forms of such terms.

Section 1.5           Schedules and Exhibits. The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the Parties thereto, shall (without affecting the rights or obligations of any Party hereunder in respect of such agreement) constitute a document independent of this Agreement.

Article II

THE SALE

Section 2.1           The Unit Sale. Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions set forth in this Agreement, at the closing of the Transactions in accordance with Section 2.4 (the “Closing”), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to all (but not less than all) of the Purchased Units (such purchase and sale, the “Unit Sale” and, together with the purchase of the Purchased Assets and the assumption of the Assumed Liabilities, the “Sale”), free and clear of all Liens (other than transfer restrictions under applicable securities Laws, if any).

Section 2.2           Purchased Assets; Assumed Liabilities and Excluded Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Parent shall sell, convey, assign, transfer and deliver to Purchaser (or shall cause its applicable Affiliate to sell, convey, assign, transfer and deliver to Purchaser), free and clear of all Liens, other than Permitted Liens, and Purchaser shall (i) purchase, acquire and accept from Parent or such Affiliate, all of Parent’s or such Affiliate’s right, title and interest in, to and under, all of the properties, assets, claims, causes of action, Contracts, rights, interests, privileges, expectations and business of every kind, character and description, whether real or personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located (the “Assets”) to the extent Related to the Business, including property, plant and equipment of Seller and the Transferred Entities to the extent Related to the Business (subject to the allocation of space at the Shared Locations to be determined in accordance with Section 5.23), but excluding (1) any Assets owned by the Transferred Entities to the extent sold, conveyed, transferred and delivered pursuant to Section 2.1 and (2) the Excluded Assets (the “Purchased Assets”) and (ii) assume (and from and after the Closing, discharge, pay and perform when due) all Assumed Liabilities. For purposes of this Agreement, (x) “Assumed Liabilities” means all Liabilities of the Transferred Entities and the Seller Group of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) (i) solely to the extent Related to the Business or related to the Purchased Assets (including all Liabilities arising under Transferred Contracts), (ii) for any Business Employees who were employed by any Transferred Entity as of immediately following the Closing, except as otherwise set forth herein or (iii) up to an aggregate amount of $2,500,000, arising from licensor audits with respect to periods prior to the Closing conducted under license agreements to which a Transferred Entity is party (the “Assumed License Agreement Liabilities”), (y) “Excluded Assets” means all of the Assets of Parent and its Affiliates (other than the Transferred Entities) which are not being transferred to Purchaser hereunder, including any Contract referred to on Exhibit B of the Letter Agreement that is retained by Parent (or its nominee) in accordance with the terms and conditions of the Letter Agreement and (z) “Excluded Liabilities” means all obligations and liabilities of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) of Parent and its Affiliates (including the Transferred Entities) that are not Assumed Liabilities, including (i) all Liabilities arising from or relating to or in connection with the Excluded Assets, (ii) all Liabilities arising from licensor audits with respect to periods prior to the Closing conducted under license agreements to which a Transferred Entity is party, other than the Assumed Licenses Agreement Liabilities, and (iii) all Liabilities of Parent and its Affiliates (including the Transferred Entities) to the extent not Related to the Business.

Section 2.3           Purchase Price and Assumption of Liabilities.

(a)          No later than five (5) Business Days prior to the scheduled Closing Date, Seller shall deliver to Purchaser Seller’s good faith calculation of the Purchase Price based upon (i) the Base Purchase Price and (ii) Seller’s good faith estimate of (A) the Working Capital Adjustment (which may be a positive or negative number), (B) the amount of Closing Indebtedness, (C) the amount of Closing Date Cash and (D) the amount of Closing Date Transaction Expenses (such calculation of the Purchase Price, the “Estimated Purchase Price”). Such Estimated Purchase Price and all computations and components thereof shall be (x) prepared in accordance with IFRS and the Business Accounting Principles, and accompanied by reasonable detail and supporting documentation, and (y) subject to the reasonable review and comment of Purchaser, and Parent and Seller agree to consider such comments in good faith and in accordance with the requirements of, and the definitions set forth in, this Agreement.

(b)          Subject to the adjustment set forth in Section 2.5, in full consideration for the Purchased Units and Purchased Assets, at the Closing, Purchaser shall (i) pay or cause to be paid to the Seller an amount in cash equal to the Estimated Purchase Price (as may be adjusted in accordance with Section 2.3(a)) and (ii) assume or cause to be assumed the Assumed Liabilities.

Section 2.4           Closing.

(a)          The Closing shall take place at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036 at 10:00 a.m., New York time, on the third (3rd) Business Day following the date on which the conditions set forth in Article VIII (other than those conditions that by their nature are not to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement or at such other time as Seller and Parent may agree in writing. The Closing shall take place by remote exchange of documents, unless another method or place is agreed to in writing by Purchaser and Seller. The date on which the Closing occurs is referred to as the “Closing Date”. Except as expressly set forth in this Agreement, in no event shall the Closing be deemed a waiver, termination or expiration of any Party’s rights or obligations under this Agreement.

(b)          At the Closing:

(i)          Seller shall, and Parent shall cause Seller to:

(A)         deliver to Purchaser a duly executed transfer power (in form and substance reasonably acceptable to Purchaser) in respect of the Purchased Units and certificates or other instruments representing the Purchased Units, or confirmations of book-entry transfer with respect to the Purchased Units;

(B)         deliver to Purchaser the Ancillary Agreements to which Parent, Seller or any of their respective Affiliates is party, or cause to be executed and delivered, to Purchaser the Ancillary Agreements;

(C)         deliver to Purchaser the General Assignment and Bill of Sale duly executed by the Asset Selling Affiliates;

(D)         deliver to Purchaser evidence reasonably satisfactory to Purchaser that the Reorganization has occurred and is effective, together with true and complete copies of all of the documents, filings and agreements giving effect to the Reorganization, in each case in form and substance reasonably satisfactory to Purchaser;

(E)         deliver, or cause to be delivered, and transfer actual possession and control of all Purchased Assets (including all tangible embodiments of Intellectual Property Rights constituting a Purchased Asset, to the extent not in the possession of the Transferred Entities as of the Closing), to Purchaser (or Purchaser’s designee) by taking such actions as may be required, reasonably necessary or desirable, or requested by Purchaser to effect such transfer of possession and control;

(F)         deliver to Purchaser the certificate contemplated by Section 8.2(d);

(G)         deliver evidence, in form and substance reasonably satisfactory to Purchaser, that any Liens on the Purchased Units, the assets of the Transferred Entities and the Purchased Assets have been released;

(H)         deliver, or cause to be delivered, to Purchaser the consents, approvals, authorizations and waivers set forth on Section 2.4(b)(i)(H) of the Seller Disclosure Schedule, in each case in form and substance reasonably satisfactory to Purchaser and in full force and effect as of the Closing;

(I)          unless otherwise requested by Purchaser, deliver, or cause to be delivered, to Purchaser resignations of each director and officer of the Transferred Entities;

(J)          deliver, or cause to be delivered, a properly executed statement of and each Asset Selling Affiliate, in the form of Treasury Regulations Section 1.1445-2(b) and reasonably acceptable to Purchaser, certifying that and each Asset Selling Affiliate (as applicable) is not a foreign person for purposes of either Section 1445 or Section 1446(f) of the Code;

(K)         deliver, or cause to be delivered, to Purchaser the duly executed and enforceable Sublicense Agreements between the Transferred Entity corresponding to each such Sublicense Agreement on Section 2.4(b)(K) of the Seller Disclosure Schedule and Seller, each in a form to be agreed between the Parties in good faith between the date of this Agreement and the Closing (the “Sublicense Agreements”); and

(L)         deliver, or cause to be delivered, to Purchaser all such other customary instruments of transfer, assumptions, filings, documents or certificates as the Parties may deem reasonably necessary or appropriate to give effect to this Agreement.

(ii)         Purchaser shall:

(A)         execute and deliver to the Seller the General Assignment and Bill of Sale;

(B)         execute and deliver to the applicable Seller the Ancillary Agreements to which Purchaser is party;

(C)         deliver to Seller the certificate contemplated by Section 8.3(c); and

(D)         pay the Estimated Purchase Price by wire transfer of immediately available funds, in accordance with written instructions given by Parent to Purchaser prior to the Closing.

(c)          Notwithstanding anything to the contrary herein, if it becomes reasonably apparent to the Parties that the Closing Date shall occur on or following September 1, 2018, the Parties shall amend and restate this Agreement to include provisions that implement an economic close “locked-box” system that has a “locked-box date” effective as of 11:59 p.m. New York time on August 31, 2018.

Section 2.5           Purchase Price Adjustment.

(a)          Within ninety (90) days after the Closing Date, Purchaser shall deliver to Parent its calculation of the Purchase Price, together with Purchaser’s good faith proposed calculations of (i) the Working Capital Adjustment, (ii) Closing Indebtedness, (iii) Closing Date Cash and (iv) Closing Date Transaction Expenses, in each case, including the components thereof and in accordance with IFRS and consistent with past practices and the definitions thereof (which calculations shall collectively be referred to herein from time to time as the “Proposed Closing Date Calculations”); it being acknowledged and agreed that in order to avoid duplication, no individual item or amount shall be taken into account in more than one of the components of the Proposed Closing Date Calculations (or more than once in any individual component of the Proposed Closing Date Calculation above) in calculating the Proposed Closing Date Calculations. During the thirty (30) day period immediately following delivery to Parent of the Proposed Closing Date Calculations, Purchaser shall, and shall cause the Transferred Entities to, provide Parent and Parent’s accountants, advisors and other representatives with reasonable access during normal business hours to the books and records (to the extent in the possession or control of Purchaser or one of its Subsidiaries) to the extent relevant to the preparation of the Proposed Closing Date Calculations and to the personnel employed by Purchaser responsible for the preparation of the Proposed Closing Date Calculations in order to respond to the inquiries of Parent related thereto, (x) Parent and its accountants, advisors and other representatives shall execute any customary releases or waivers in favor of Purchaser’s and the Transferred Entities’ professional advisors in connection with such review and (y) such review shall not interfere in any material respect with the normal business operations of Purchaser or the Transferred Entities.

(b)          Parent may dispute the amounts reflected on the line items of the Proposed Closing Date Calculations (each, a “Disputed Item”), but only on the basis of (i) mathematical errors, or (ii) the Proposed Closing Date Calculations not being calculated in accordance with Section 2.5(a); provided, however, that in each case Parent shall notify Purchaser in writing of each Disputed Item, and specify in reasonable detail the amount thereof in dispute and the basis therefor, within thirty (30) days after the Proposed Closing Date Calculations has been delivered to Parent. The failure by Parent to provide a notice of Disputed Items to Purchaser within such period will constitute Parent’s final and binding acceptance of all items in the Proposed Closing Date Calculations. Only those matters identified in a timely delivered notice of Disputed Items shall be in dispute, and all other matters included in the Proposed Closing Date Calculations shall be final and binding upon the Parties.

(c)          If a notice of Disputed Items shall be timely delivered pursuant to Section 2.5(b), Parent and Purchaser shall, during the twenty (20) Business Days following the date of such delivery (the “Resolution Period”), negotiate in good faith to resolve the Disputed Items. If, during the Resolution Period, the Parties reach an agreement with respect to the Disputed Items, such agreement shall be evidenced in writing and the Proposed Closing Date Calculations (as revised pursuant to such written agreement) shall become final and binding on the date of such agreement. If, during the Resolution Period, the Parties are unable to reach agreement with respect to any of the Disputed Items, Parent and Purchaser shall refer all unresolved Disputed Items to Ernst & Young or such other accounting firm upon which Parent and Purchaser shall mutually agree (the “Independent Accountant”). Parent and Purchaser agree to cooperate with the Independent Accountant during its resolution of the Disputed Items (including by entering into a customary engagement letter with the Independent Accountant). In resolving such objections, the Independent Accountant shall only consider those items in dispute as set forth in the Proposed Closing Date Calculations and Parent’s timely notice of Disputed Items, and shall be instructed to otherwise not investigate matters independently. None of Purchaser, Parent, Seller or any of their respective Affiliates shall have any ex parte communications with the Independent Accountant. Parent and Purchaser shall request that the Independent Accountant make a determination, acting as an expert and not as an arbitrator, with respect to unresolved Disputed Items within thirty (30) days after its engagement by Parent and Purchaser, which determination shall be made in accordance with the rules set forth in this Section 2.5. The Parties agree that the failure of the Independent Accountant to strictly conform to any deadline or time period contained herein shall not render the determination of the Independent Accountant invalid and shall not be a basis for seeking to overturn any determination rendered by the Independent Accountant. The Independent Accountant shall deliver to Parent and Purchaser, within such thirty (30) day period, a written report setting forth (i) its adjustments, if any, to the Proposed Closing Date Calculations, and (ii) the calculations supporting such adjustment of the Closing Indebtedness, the Working Capital Adjustment, the Closing Date Cash, the Closing Date Transaction Expenses and the Purchase Price. Absent manifest error, such report shall be final, conclusive and binding on the Parties and the Parties agree that the procedures set forth in this Section 2.5 for resolving disputes with respect to the Proposed Closing Date Calculations shall be the sole and exclusive method for resolving such disputes unless otherwise agreed to in writing by the Parties. In resolving all Disputed Items submitted to it in accordance with this Section 2.5, the Independent Accountant shall not assign a value to any item that is greater than or less than the value that was claimed by either Party. Parent and Purchaser shall initially share equally all costs incurred in connection with the engagement of the Independent Accountant; provided that such costs shall ultimately be allocated between Purchaser and Parent in the same proportion that the aggregate amount of the Disputed Items submitted to the Independent Accountant that are unsuccessfully disputed by each such Party (as finally determined by the Independent Accountant in accordance with this Section 2.5(c)) bears to the total amount of such Disputed Items so submitted.

(d)          If the Purchase Price as reflected in the Agreed Closing Date Calculations is less than the Estimated Purchase Price, then Parent and Seller, jointly and severally, shall pay to Purchaser, the amount of such shortfall in accordance with Section 2.5(e). If the Purchase Price as reflected in the Agreed Closing Date Calculations is greater than the Estimated Purchase Price, then Purchaser and the Transferred Entities, jointly and severally, shall pay to Parent the amount of the excess in accordance with Section 2.5(e).

(e)          All payments to be made under Section 2.5(d) will be paid or caused to be paid by the Party obligated to make such payment under this Section 2.5 (the “Paying Party”) to the other Party (the “Receiving Party”), for itself and as agent for its Affiliates (as applicable), within ten (10) Business Days after the determination of the Agreed Closing Date Calculations, in dollars by wire transfer of immediately available funds, without interest, in accordance with written instructions given by the Receiving Party to the Paying Party (which instructions shall be provided by the Receiving Party promptly, and no later than three (3) Business Days, after the determination of the Agreed Closing Date Calculations (or such later time as may be agreed by Parent and Purchaser)).

Section 2.6           Withholding. Purchaser and each Transferred Entity shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax law; provided, however, that if Purchaser determines that any such withholding is required, Purchaser shall provide the Parent and the Seller written notice to that effect at least three (3) Business Days prior to the Closing Date, and the Parties shall cooperate in good faith to minimize any such withholding, provided that no such notification shall be required to the extent such deduction or withholding is in respect of any payroll or employment Taxes. Amounts withheld pursuant to this Section 2.6 and timely paid to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER

Except as disclosed: (i) on the Seller Disclosure Schedule (provided, that disclosure of any matter in any section or subsection of the Seller Disclosure Schedule shall be deemed to have been disclosed with respect to any section or subsection of this Agreement to which the relevance of such matter is reasonably apparent on the face thereof) or (ii) in any document listed on Section 3.0 of the Seller Disclosure Schedule and filed with, or furnished to, The Stock Exchange of Hong Kong Limited on or following April 1, 2017 (provided, that such document shall be publicly available as of three (3) Business Days preceding the date of this Agreement), Parent and Seller, jointly and severally, hereby represent and warrant to Purchaser as of the date hereof as follows:

Section 3.1            Organization and Qualification; Subsidiaries.

(a)          Each of Parent, Seller, and the Transferred Entities is a corporation or other legal entity duly organized, validly existing and in good standing (where such status is applicable) under the Laws of the jurisdiction of its organization and each has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except, where the failure to be so licensed, qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b)          Seller has provided Purchaser with copies of the articles of incorporation and bylaws (or similar governing documents for each such Person who is not a corporation), and all amendments thereto, of all Transferred Entities, which copies are true, complete and correct in all respects.

Section 3.2           Capitalization of the Transferred Entities.

(a)          As of the Closing, Seller will be the record and beneficial owner of all of the Purchased Units, free and clear of all Liens. All of the Purchased Units will have been duly authorized, validly issued, fully paid and non-assessable and will constitute all of the outstanding capital stock of Newco. There will be no warrants, options, agreements, calls, conversion rights, exchange rights, preemptive rights or other rights or commitments or understandings which call for the repurchase or redemption, or issuance, sale, pledge or other disposition of any of the Purchased Units or any securities convertible into, or other rights to acquire, any Purchased Units. None of the Purchased Units will be subject to any proxies, voting trusts, transfer restrictions (other than transfer restrictions under applicable securities Laws, if any) or other similar arrangements that relate to the voting or control of the Purchased Units. As of the Closing, Newco will be a direct wholly owned Subsidiary of Seller and, immediately following the consummation of the Reorganization and as of the Closing, Newco will directly or indirectly own (beneficially and of record), and hold good and valid title to, all of the issued and outstanding membership interests or other outstanding equity interests in or voting securities of each Transferred Entity (other than Newco) (the “Transferred Entity Equity Interests”) free and clear of all Liens.

(b)          Section 3.2(b) of the Seller Disclosure Schedule sets forth (i) a complete and correct list of all of the Transferred Entities, (ii) their respective jurisdictions of organization and (iii) for each Transferred Entity, as of the date hereof and as of the Closing (after giving effect to the Reorganization), (A) the number of authorized, issued and outstanding shares of capital stock or other equity interests in or voting securities of each such Person, (B) the name of each record and beneficial owner thereof, together with the number of such shares of capital stock or other equity interests or voting securities owned by such owner as of the date of this Agreement and as of the Closing (after giving effect to the Reorganization), and (C) the number of such shares of capital stock or other equity interests in or voting securities held in treasury. The Transferred Entity Equity Interests (i) are and, after giving effect to the Reorganization, will be duly authorized, validly issued, fully paid and nonassessable, (ii) comprise and, after giving effect to the Reorganization, will comprise all of the issued and outstanding capital stock, equity interests or voting securities of the Transferred Entities, (iii) are and, after giving effect to the Reorganization, will be, owned beneficially and of record solely by Seller or a Transferred Entity, in each case, free and clear of all Liens (other than Permitted Liens and transfer restrictions under applicable securities Laws, if any), and (iv) are not and, after giving effect to the Reorganization, will not be subject to any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. Other than this Agreement, there are no and, after giving effect to the Reorganization, there will not be any preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other Contracts, agreements, arrangements or commitments of any character to which Seller or the Transferred Entities (or any of their respective Affiliates) is a party relating to the issued or unissued share capital, equity interests or voting securities of any of the Transferred Entities or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right, directly or indirectly (whether with or without the occurrence of any contingency), to subscribe for or acquire, any securities, capital stock or other equity interests of any Transferred Entity, and no securities, capital stock or other equity interests evidencing such rights are authorized, issued or outstanding.

(c)          No Transferred Entity has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders or holders of capital stock, equity interests or voting securities of such Transferred Entity on any matter.

(d)          None of the Transferred Entities owns, directly or indirectly, any capital stock, equity interests or voting securities or has any other investment, including debt interests, in any Person other than another Transferred Entity.

(e)          There are no proxies, voting trusts or other agreements or understandings to which Seller or any Transferred Entity is a party with respect to the voting of the Purchased Units or any equity interests in any Transferred Entity.

(f)           As of the Closing, (i) Newco will be a holding company that has never had any operations (other than administrative operations as a holding company of the Transferred Entities and in connection with the Reorganization) prior to its acquisition of the assets (including all of the equity interests in the Transferred Entities) contributed to Newco in connection with the Reorganization (the “Contributed Assets”), (ii) ownership of the Contributed Assets and any steps contemplated by the Reorganization will be the only business operation carried on by Newco, (iii) Seller and its Affiliates will have duly and validly transferred and assigned the Contributed Assets to Newco and Newco will have assumed and accepted from Seller all of the Contributed Assets in accordance with applicable Law and free and clear of all Liens (other than Permitted Liens), (iv) Newco (A) will not have any assets other than the Contributed Assets (including the Transferred Entity Equity Interests) and (B) will not have any Liabilities other than those incurred pursuant to its operation of the Business in the ordinary course consistent with past practice since the consummation of the Reorganization, and (v) Newco will not be party to any Contracts (including any oral Contracts), other than those entered into in accordance with the Reorganization.

Section 3.3           Authority Relative to this Agreement. Each of Seller and Parent has all necessary corporate or other power and authority, and has taken all corporate or other action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the Transactions in accordance with the terms of this Agreement and such Ancillary Agreements, except, in the case of Parent, the Parent Stockholder Approval, and the Parent Board has recommended that Parent’s stockholders vote in favor of the approval of the Transactions. This Agreement has been, and each Ancillary Agreement when executed will be, duly and validly executed and delivered by Seller and Parent and, assuming the due authorization (including the Parent Stockholder Approval), execution and delivery by Purchaser of this Agreement or such Ancillary Agreements, to which it is a party, constitutes a valid, legal and binding agreement of Seller and Parent (as applicable), enforceable against Seller and Parent (as applicable) in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The affirmative vote of the holders of a majority of the issued and outstanding shares of Parent’s capital stock entitled to vote thereon to adopt this Agreement and to approve the Transactions (the “Parent Stockholder Approval”) is the only vote, approval or consent of the holders of any class or series of Parent’s capital stock of Parent or any of its Subsidiaries that is necessary to adopt and approve this Agreement and approve the consummation of the Transactions.

Section 3.4           Consents and Approvals; No Violations.

(a)          No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller, Parent or any Transferred Entity for the execution, delivery and performance by Seller, Parent or any of their Affiliates of this Agreement or the Ancillary Agreements or the consummation by Seller, or Parent or any of their Affiliates of the Transactions, except (i) the filings, notices, permits, authorizations, registrations, consents or approvals listed in Section 3.4(a) of the Seller Disclosure Schedule; and (ii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a material effect on the Business.

(b)          Assuming compliance with the items described in clause (i) of Section 3.4(a) and except as set forth in Section 3.4(b) of the Seller Disclosure Schedule, neither the execution, delivery and performance of this Agreement or Ancillary Agreements by Seller, Parent or any of their Affiliates nor the consummation by Seller, Parent or any of their Affiliates of the Transactions (including the Reorganization), or the compliance by Seller, Parent or any of their Affiliates with any of the provisions of this Agreement or the Ancillary Agreements will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Seller, Parent, any Transferred Entity or any of their respective Subsidiaries, (ii) result in a material breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, modification, cancellation or acceleration), give rise to a loss of benefit, or give rise to a purchase right, under, any of the terms, conditions or provisions of any Material Contract, (iii) give rise to the creation of any Lien, except for Permitted Liens, on any of the Purchased Assets, the Purchased Units, the Transferred Entity Equity Interests or any other assets of the Business or (iv) violate, give rise to a loss of benefit under, or infringe any Law, except in the case of clauses (ii) through (iv) for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5            Financial Statements. Section 3.5 of the Seller Disclosure Schedule sets forth the consolidated condensed balance sheets and related statements of income and cash flows for the Business (including the Transferred Entities) as of and for the fiscal years ended March 31, 2017 and March 31, 2018 (such latter date, the “Balance Sheet Date”) (collectively, and with any notes thereto, the “Financial Statements”). The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis (except as may be noted therein), and present fairly, in all material respects, the consolidated financial position and the consolidated results of operations of the Business as of the dates set forth therein or the periods then ended. The Financial Statements are derived from the books and records of the Business.

Section 3.6          Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the Balance Sheet Date, other than in connection with the Transactions (including the Reorganization) and any other sale process leading up to the execution of this Agreement, the Business (including the operation of the Transferred Entities and the Purchased Assets) has been conducted in the ordinary course consistent with past practice and there have not occurred any changes, events, occurrences, developments or states of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7           Litigation. Except as set forth on Section 3.7 of the Seller Disclosure Schedule, there are and, since July 1, 2015, there have been, no Actions with claims or series of related claims in excess of $250,000 in the aggregate before any Person (including a Governmental Entity) or by any private party or against or by Parent, Seller or any of the Transferred Entities (in each case, with respect to the Business), or otherwise relating to the Business, any properties or assets of the Business or any Transferred Entity (including the Purchased Assets), or against any officer, director, equityholder or employee of the Business (including the Transferred Entities) in connection with such officer’s, director’s, equityholder’s or employee’s relationship with, or actions taken on behalf of, the Business. Except as set forth on Section 3.7 of the Seller Disclosure Schedule, since July 1, 2015 there has not been any Action or audit (other than a licensor audit) brought or threatened in writing by any Governmental Entity or private party that would then have been material to the Purchased Assets, Parent or Seller (to the extent relating to the Business) or any predecessor of such Parties. There are no outstanding or pending Orders relating to the Business, the Transferred Entities, any of their respective properties, assets or products (including the Purchased Assets), or the Transactions.

Section 3.8           Compliance with Laws. The Transferred Entities and the conduct of the Business are, and since July 1, 2015 have been, in compliance with all Laws and Orders except where failure is expected, individually or in the aggregate, to be material to the Business. None of Seller or any Transferred Entity has been under investigation with respect to, and none of Seller or any Transferred Entity has received notice in writing from any Governmental Entity or other Person alleging, any violation of, any Law or any Order, including any Law relating to the conduct of the Business or by which any asset or property Related to the Business, any Transferred Entity or any Purchased Asset is bound or affected, except for violations that would not reasonably be expected, individually or in the aggregate, to be material to the Business.

Section 3.9           Permits. As of the date of this Agreement, the Transferred Entities and Seller hold and, as of the Closing, the Transferred Entities will hold, all material permits, licenses, certificates, variances, exemptions, registrations, filings, orders and other authorizations, consents and approvals of all Governmental Entities necessary for the operation of the Business as currently conducted (the “Business Permits”). The Business is, and since July 1, 2015, the Business has been in compliance with all Business Permits, except for noncompliance that would not reasonably be expected, individually or in the aggregate, to be material to the Business. Seller has made available to Purchaser true and complete copies of all material Business Permits. To the knowledge of Seller, no condition exists that, with or without notice or lapse of time or both would constitute a material default or material breach under any Business Permit. None of Seller or any Transferred Entity has received any written communication from any Governmental Entity regarding (i) any actual or alleged violation of any Business Permit or any failure to comply with any term or requirement of any Business Permit or (ii) any actual, alleged or proposed revocation, withdrawal, suspension, cancellation, termination or modification of any Business Permit. All material fees and charges with respect to the Business Permits have been timely paid in full.

Section 3.10         Employee Benefit and Labor Matters.

(a)          Section 3.10(a) of the Seller Disclosure Schedule sets forth a true and complete list of each material Benefit Plan and each material Employment Agreement (other than any agreement or offer letter entered into pursuant to applicable Law) by jurisdiction. With respect to each material Benefit Plan and material Employment Agreement (other than any agreement or offer letter entered into pursuant to applicable Law), Parent has delivered to Purchaser an accurate description thereof and, to the extent applicable: for the three (3) most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b)          Each Business Employee who works in the Business is, as of the date of this Agreement, employed by Seller or a Transferred Entity and will be, subject to each such employee accepting employment, as of the Closing, employed by a Transferred Entity. No employees other than the Business Employees, subject to the services being provided under the Transition Services Agreement, are required to operate the Business in the ordinary course of business. Section 3.10(b) of the Seller Disclosure Schedule sets forth a true and complete list of all Business Employees, including each Business Employee’s name, title, hire date, location, and base compensation rate as of June 15, 2018. Except as would not reasonably be expected to result in any material Liability to Purchaser, any of its Subsidiaries or the Business, (i) each Benefit Plan and Employment Agreement has been maintained, operated and administered in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and other applicable Laws, (ii) no event has occurred and no condition exists that would subject any Transferred Entity, either directly or by reason of its affiliation with any ERISA Affiliate, to any tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or other applicable Laws, (iii) no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) and no failure to meet minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived, has occurred with respect to any Benefit Plan.

(c)          Except as would not reasonably be expected to result in any material Liability to Purchaser, any of its Subsidiaries or the Business, (i) there is no material pending or, to the knowledge of Seller, threatened Action or audit by or on behalf of any Business Employee, Former Business Employee, independent contractor, applicant for employment, or other Person relating to labor, employment, employment practices, the Employment Agreements, or the Benefit Plans; and (ii) all material obligations of the Transferred Entities to or under the Benefit Plans and Employment Agreements that have become due and payable have been satisfied, and there are no outstanding defaults or violations by the Transferred Entities with respect to such obligations.

(d)          No Business Employees are represented by any Employee Representative Body. No Labor Agreement is in effect. There is no (and there has not been any in the three (3) years prior to the date of this Agreement) (i) unfair labor practice charge or complaint, material grievance, material labor dispute or material labor arbitration proceeding pending or, to the knowledge of Seller, threatened against the Transferred Entities or with respect to the Business; (ii) to the knowledge of Seller, any pending or threatened activity or proceeding by an Employee Representative Body to organize any employees of the Transferred Entities or any employees of the Business; or (iii) lockout, strike, slowdown, work stoppage, union election petition, demand for recognition or other industrial action or, to the knowledge of Seller, threat thereof, by or with respect to any employees of the Transferred Entities or any employees of the Business.

(e)          Neither Seller, any of its Subsidiaries nor any of their respective ERISA Affiliates maintains, contributes to, is required to contribute to, or has any actual or contingent Liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)           Each Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has either received a favorable determination letter or may rely on a favorable opinion letter issued by the IRS; for each Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof; no Benefit Plan provides post-employment welfare (including health, medical or life insurance) benefits and no Transferred Entity has any obligation to provide any such post-employment welfare benefits now or in the future, other than as required by Section 4980B of the Code or other applicable Laws.

(g)          With respect to any Benefit Plan: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Seller, threatened that would reasonably be expected to result in any material Liability to Purchaser or any of its Subsidiaries, and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Department of Treasury, the IRS or other governmental agencies are pending or to the knowledge of the Seller, threatened that would reasonably be expected to result in any material Liability to Purchaser or any of its Subsidiaries.

(h)          Except as expressly contemplated by the terms of this Agreement, as required by applicable Law or as would not reasonably be expected to result in any material Liability to Purchaser, any of its Subsidiaries or the Business, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with another event, will (i) result in any payment (whether or not contingent) becoming due to any Business Employee or Former Business Employee, (ii) increase any benefits payable to any Business Employee or Former Business Employee under any Benefit Plan, or (iii) result in the acceleration of the time of payment of, vesting of or other rights with respect to any such compensation or benefit.

(i)           To the knowledge of the Seller, there are no sale, retention or change of control severance or bonus payments payable to any Business Employee or Former Business Employee, either before or after the Closing, as a result of the consummation of the transactions contemplated under this Agreement.

(j)           Section 3.10(j) of the Seller Disclosure Schedule contains a correct and complete list of each employee based in the United States of each of the Transferred Entities who was terminated or laid off for any reason other than for cause, during the sixty (60) days preceding the date of this Agreement, and for each such employee, sets forth: (i) his or her employer; (ii) the date of such termination or layoff; and (iii) the location to which the employee was assigned. No later than the Closing Date, Section 3.10(j) of the Seller Disclosure Schedule shall be updated to reflect any such terminations or layoffs between the date hereof and the Closing Date. Other than as set forth on Section 3.10(j) of the Seller Disclosure Schedule, none of Seller with respect to the Business or the Transferred Entities has ordered or implemented a plant closing, mass layoff, or similar activity in the United States within the meaning of the Worker Adjustment and Retraining Notification Act or any similar Laws in the past three (3) years, and no such activities are being planned or contemplated.

(k)          Except as disclosed in Section 3.10(k) of the Seller Disclosure Schedule, (i) no Business Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, and (ii) each Business Employee based in the United States is employed at will and may be terminated at any time for any reason. No Key Employee has submitted his or her resignation or, to the knowledge of the Seller, intends to resign as of the date of this Agreement.

Section 3.11         Brokers. Except for Affiliates of Goldman Sachs & Co. LLC (and its Affiliates), no broker, finder or investment banker is or may be entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any member of the Seller Group, the Transferred Entities or any of their respective Affiliates. Seller is solely responsible for payment of all fees, commissions and expenses of, and indemnities in favor of such Affiliates of Goldman Sachs & Co. LLC.

Section 3.12         Taxes. Except as disclosed in Section 3.12 of the Seller Disclosure Schedule:

(a)          all income and other Tax Returns required to be filed by or with respect to any of the Transferred Entities or any of the Purchased Assets or the Business have been timely filed and all such Tax Returns were correct and complete in all material respects;

(b)          all material Taxes (whether or not reflected on a Tax Return) required to be paid by or with respect to any of the Transferred Entities or any of the Purchased Assets or the Business have been timely paid;

(c)          there is no action, suit, proceeding, investigation, audit or claim outstanding, pending or threatened in writing with respect to any Taxes of or with respect to the Transferred Entities or any of the Purchased Assets or the Business, nor to the knowledge of Seller are there any circumstances in existence which are reasonably likely to give rise to the same;

(d)          none of the Transferred Entities has granted any extension or waiver of the statute of limitations applicable to any Taxes of or with respect to any of the Transferred Entities, any of the Purchased Assets or the Business, which period (after giving effect to any extension or waiver) has not yet expired;

(e)          each of the Transferred Entities has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid over (including, without limitation, in respect of all and any payments made to employees, officers, consultants or contractors);

(f)           there are no Liens with respect to Taxes upon any of the Purchased Assets or assets of any Transferred Entity, other than Permitted Liens;

(g)          none of the Transferred Entities has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of foreign law);

(h)          within the past two (2) years, none of the Transferred Entities has been either a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code;

(i)           no Transferred Entity has entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law);

(j)           none of the Transferred Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign law) with respect to a change in method of accounting initiated prior to the Closing Date; (ii) installment sale or open transaction disposition made prior to the Closing; (iii) prepaid amount received prior to the Closing; or (iv) “intercompany transaction” or “excess loss account” described in Treasury Regulations under Section 1502 of the Code (or similar provision of state, local or foreign law) entered into or existing, respectively, prior to the Closing;

(k)          no Transferred Entity is treated or has been treated for Tax purposes as a resident (or having a permanent establishment or fixed place of business) in a country other than the country of its organization;

(l)           during the three (3) year period ending on the Closing Date, no claim in writing has ever been made by a taxing authority in a jurisdiction where Tax Returns are not filed by a Transferred Entity (or, with respect to the Purchased Assets, Seller or its applicable Affiliate) that it may be subject to taxation by that jurisdiction;

(m)         each Transferred Entity (or, with respect to the Purchased Assets, Seller or its applicable Affiliate) has complied in all material respects with the recordkeeping requirements with respect of Taxes under the applicable Law, including relating to the arm’s length nature of any connected party transactions entered into;

(n)          no Transferred Entity will be required on or after the Closing Date to make any payments in respect of the transfer or surrender of any liability to Tax or any Tax loss or relief by virtue of having been a member of a consolidated, combined, unitary, group relief or other similar Tax group prior to the Closing; and

(o)          each Transferred Entity is classified, as of the date hereof, as a corporation for U.S. federal income tax purposes, and each Transferred Entity has been so classified at all times since its formation.

Section 3.13         Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) as of the date of this Agreement, each of the Transferred Entities has conducted the Business and is in compliance, and as of the Closing, each of the Transferred Entities will be in compliance, with all Environmental Laws applicable to the Business, the Purchased Assets and Leased Real Property; (b) as of the date of this Agreement, the Transferred Entities hold and are in compliance with, and as of the Closing, each of the Transferred Entities will hold and be in compliance with, all material Business Permits necessary under applicable Environmental Laws for the conduct of the Business as it has been conducted immediately prior to the date hereof; (c) there has been no Release or threat of Release of any Hazardous Material in connection with the Business or on, in, under, or from any Leased Real Property, in violation of applicable Environmental Laws or which would require investigation, remediation or other response action pursuant to Environmental Laws by the Transferred Entities; and (d) except in compliance with applicable Environmental Law, no Transferred Entity has caused, arranged or allowed, or contracted with any party for, the transportation, treatment, storage or disposal of any Hazardous Material.

Section 3.14         Assets.

(a)          Assuming the receipt of the filings, notices, permits, authorizations, registrations, consents and approvals referred to in Section 3.4, the assets, properties, goods, privileges, permits, Contracts, services and rights of whatever kind or nature, real, personal or mixed, tangible or intangible, of the Transferred Entities, together with (i) the Purchased Assets and the services to be provided under the Transition Services Agreement, (ii) the Assets referred to on Exhibit B of the Letter Agreement and (iii) the Business Employees transferred to Purchaser and its Affiliates pursuant to this Agreement, will, as of the Closing, constitute all of the assets, rights, properties and services that are used, held for use or are necessary, and are sufficient, to allow Purchaser immediately after the Closing to conduct the Business in the form and manner as conducted by the Transferred Entities on the date hereof and as the Business is expected to be conducted on the Closing Date. The Business’s assets included in the Purchased Assets or owned by the Transferred Entities are (a) free from any material defects, (b) have been maintained in accordance with normal industry practice, and (c) are in good operating condition and repair (subject to normal wear and tear consistent with the age of such assets). As of the Closing, the Transferred Entities shall employ all of the personnel whose time is primarily devoted to the conduct of the Business.

(b)          Immediately following the Reorganization and as of the Closing, the Transferred Entities will have (x) good and marketable title to all assets purported to be owned by the Transferred Entities and the Purchased Assets (other than with respect to any Permitted Liens), and (y) a valid leasehold interest in or license for all of the assets and properties (tangible and otherwise) that they purports to lease or license, in each case free and clear of all Liens. As of the Closing, none of the Transferred Entities or Purchased Assets shall be subject to any Liabilities that are not Related to the Business.

Section 3.15         No Material Undisclosed Liabilities. There are no Liabilities of the Transferred Entities, Liabilities included in the Assumed Liabilities or other Liabilities with respect to the Business that would be required under IFRS, applying the same principles, methodologies and policies used in the preparation of the Financial Statements, to be disclosed on a balance sheet of the Business, other than Liabilities (a) reflected on the latest balance sheet included in the Financial Statements, (b) incurred in (i) connection with the Transactions (including the Reorganization and the Sale) solely to the extent such Liabilities constitute Transaction Expenses and (ii) the ordinary course of business since the Balance Sheet Date or (c) set forth on Section 3.15 of the Seller Disclosure Schedule.

Section 3.16         Intellectual Property.

(a)          All Business Intellectual Property owned by any Transferred Entity and all Business Intellectual Property owned by Seller or any of its Affiliates that is the subject of a registration for protection under applicable Law, or a pending application for such a registration, is set forth in Section 3.16(a) of the Seller Disclosure Schedule (“Registered Business Intellectual Property”). To the extent indicated as “Registered” on Section 3.16(a) of the Seller Disclosure Schedule, the Intellectual Property Rights contained therein have been duly registered in, filed in or issued by, and a Transferred Entity is recorded as the current owner in the records of, the United States Patent and Trademark Office, the United States Copyright Office, a duly accredited and appropriate domain name registrar, or the appropriate Governmental Entity of other jurisdictions (foreign and domestic). To the extent indicated as “Registered” on Section 3.16(a) of the Seller Disclosure Schedule, all Registered Business Intellectual Property is valid and subsisting.

(b)          The Transferred Entities exclusively own all Business Intellectual Property that is owned or purported to be owned by any Transferred Entity and Seller or one of its Affiliates exclusively owns all Business Intellectual Property that is owned or purported to be owned by them, in each case, free and clear of all Liens (other than (i) Permitted Liens, and (ii) non-exclusive licenses granted in the ordinary course of business consistent with past practice).

(c)          No Business Intellectual Property nor, to the knowledge of Seller, any Licensed Intellectual Property has been found to be invalid or unenforceable under applicable Law. No Business Intellectual Property nor, to the knowledge of Seller, any Licensed Intellectual Property is subject to any Order or other agreement materially restricting the use thereof by the Transferred Entities, Seller or any of its Affiliates or materially restricting the licensing thereof by the Transferred Entities, Seller or any of its Affiliates to any Person. Neither the Business Intellectual Property (including any use thereof) nor, to the knowledge of Seller, the Licensed Intellectual Property (including any use thereof) nor the conduct of the Business (including any of its products and services) infringes upon or misappropriates the Intellectual Property Rights of any Person. Neither the Business Intellectual Property nor, to the knowledge of Seller, the Licensed Intellectual Property is subject to any pending Action by any Person which Action is currently ongoing, and no Action has been threatened in writing in the last three (3) years. To the knowledge of Seller, no Person is infringing or misappropriating any Business Intellectual Property or Licensed Intellectual Property in any material respect. Without limiting the foregoing, as of the date hereof, neither any Transferred Entity nor Seller or any of its Affiliates has received in the past three (3) years any notice or claim (including threats or offers to license and cease and desist communications) from any Person challenging the right of any Transferred Entity, Seller any of its Affiliates, or any of their respective manufacturers, contractors or licensees, to use any of the Business Intellectual Property or, to the knowledge of Seller, the Licensed Intellectual Property. For the purposes of the representations and warranties set forth in this Section 3.16(c), references to Licensed Intellectual Property shall only refer to such Licensed Intellectual Property that gives rise to or relates to claims or series of related claims in excess of $500,000 in the aggregate.

(d)          Section 3.16(d) of the Seller Disclosure Schedule sets forth an accurate and complete list of all Contracts under which any Transferred Entity, Seller or any of its Affiliates has (i) acquired or obtained, or has been licensed or otherwise granted, any license, permission or other right to utilize any Intellectual Property Right that is owned by a Person other than a Transferred Entity, Seller or one of its Affiliates which is used or held for use in the Business pursuant to which any Transferred Entity, Seller or any of its Affiliates paid, or is obligated to pay, in excess of $500,000 annually or pursuant to which a Transferred Entity, Seller or any of its Affiliates generates in excess of $500,000 in revenue annually (collectively, the “License Agreements”); or (ii) licensed or otherwise granted any Person any license, permission or other right to utilize any Intellectual Property Right used or held for use in the Business other than non-exclusive licenses granted to customers, manufacturers, distributors and digital partners in the ordinary course of business consistent with past practice. Each Contract set forth on Section 3.16(d) of the Seller Disclosure Schedule is binding against the applicable Transferred Entity, Seller or any of its Affiliates, as applicable, and to the knowledge of Seller against the other party thereto.

(e)          As of the date of this Agreement, the Transferred Entities own or possess a license to use, and as of the Closing, except as set forth in Section 3.16(e) of the Seller Disclosure Schedule, the Purchaser and the Transferred Entities will own or possess a license to use, including under the Transition Services Agreement, all Intellectual Property Rights that are used, held for use or are necessary, and are sufficient, for the operation of the Business as conducted immediately prior to the date hereof.

(f)           With respect to any and all services rendered by (i) the employees of any Transferred Entity, Seller or any of its Affiliates within the scope of their employment or (ii) all independent contractors engaged by any Transferred Entity, Seller or any of its Affiliates prior to the date hereof within the scope of their engagement, the applicable Transferred Entity, Seller or one of its Affiliates is the sole and exclusive owner of all of the results and proceeds of such services (including all developments, contributions and creations relating to Business Intellectual Property, and any materials embodying, disclosing or constituting the same), by operation of law or by valid, written assignment; and insofar as those employees and independent contractors are concerned, the applicable Transferred Entity, Seller or one of its Affiliates has complete, unencumbered and unrestricted ownership of and rights to use and exploit all such results and proceeds, throughout the world and in perpetuity.

(g)          Except as set forth on Section 3.16(g) of the Seller Disclosure Schedule, the Business IT Assets, together with any applicable services under the Transition Services Agreement, constitute all of the information technology assets necessary to operate the Business in the manner in which it is presently conducted. The Transferred Entities, Seller and its Affiliates have implemented backup and security technology, policies and procedures reasonably necessary for the continued operation of the Business. The Business IT Assets have been operated in all material respects in accordance with all licenses and all specifications, documentations or warranties therefor, and, to the knowledge of Seller, have not materially malfunctioned or failed in any manner that adversely impacted the Business.

Section 3.17         Material Contracts. Section 3.17 of the Seller Disclosure Schedule lists Contracts of the following types to which any Transferred Entity is a party or to which its assets or properties or the Business is otherwise bound:

(a)          any Contract (other than any Real Property Lease and license agreements) reasonably expected to require payments to or from the Business (including from the Transferred Entities) in excess of $100,000 per year or in excess of $500,000 during the term of the Contract;

(b)          addresses of any personal property lease requiring (i) annual rent of $100,000 or more or (ii) aggregate payments of $500,000 or more;

(c)          any Contract with any Significant Customer or Significant Supplier or any other Contract for the purchase of materials, supplies, goods, services, equipment or other tangible assets not in the ordinary course of business that is not included in the foregoing but could be reasonably expected to result in aggregate payments of $500,000 or more in the Business’s 2018 fiscal year;

(d)          any sales, distribution or other similar Contract (excluding purchase orders) providing for the sale or license of materials, supplies, goods, services, equipment or other tangible assets not in the ordinary course of business requiring either (i) annual payments of $100,000 or more or (ii) aggregate payments of $500,000 or more in the Business’s 2018 fiscal year;

(e)          any Contract (including any oral Contract) that limits the freedom of the Business (including the Transferred Entities) to compete in any line of business or with any Person or in any geographic area;

(f)           any equity partnership, equity joint venture, profit sharing, strategic partnership or other similar agreement between the Business (including any Transferred Entity) and another Person;

(g)          any guarantee, surety bond, bank guarantee, keepwell agreement Related to the Business;

(h)          any Contract (including any oral Contract) creating, incurring, assuming or guaranteeing Indebtedness over $100,000 or under which there has been imposed a security interest or lien;

(i)           any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) involving a purchase price in excess of $5,000,000, (A) entered into by the Business (including by any Transferred Entity) after July 1, 2015 or (B) under which the Business (including any Transferred Entity) will have any obligation with respect to an “earn-out,” contingent purchase price or similar contingent or deferred payment obligation;

(j)           any Contract with (i) Seller or any of its respective Affiliates or (ii) any current or former officer, director or employee of the Business (including any Transferred Entity) or any Affiliate of such individual, in the case of clause (ii), that is material to the Business, taken as a whole;

(k)          any License Agreement;

(l)           any Labor Agreement;

(m)         any Contract with a Governmental Entity;

(n)          any Contract (including any oral Contract) involving the resolution or settlement of any actual or threatened Action which involves (i) payments in excess of $100,000 which have not yet been paid or (ii) any restrictive covenants that are currently binding on the Business (including any Transferred Entity); or

(o)          any Contract (including any oral Contract) requiring capital expenditures after the date of this Agreement in excess of $100,000.

Each Contract required to be disclosed pursuant to this Section 3.17 (collectively, the “Material Contracts”), is, assuming the due authorization, execution and delivery of each party thereto other than a Transferred Entity, a legal, valid and binding agreement of a Transferred Entity, as the case may be, and, as of the Closing, is in full force and effect, and no Transferred Entity is in default or breach in any material respect (and, to the knowledge of Seller, no event has occurred that, with or without notice or lapse of time, would constitute such a default or breach) under the terms of any such Contract, and, to the knowledge of Seller, there are no material disputes pending or threatened in writing or any written notice of any intention to terminate or modify, with respect to any such Contract, except for such failures to be valid, binding or in full force and effect and such defaults, breaches, disputes and terminations that would not reasonably be expected to be, individually or in the aggregate, material to the Business. Seller has made available to Purchaser complete and correct copies in all material respects (and where no such copy exists, an accurate description thereof) of each Material Contract.

Section 3.18         Real Property.

(a)          No Transferred Entity owns, or has owned since January 1, 2015, any real property.

(b)          Section 3.18(b) of the Seller Disclosure Schedule sets forth the address of each parcel of real property Related to the Business with respect to which a Transferred Entity is a lessee, sublessee, licensee or other occupant or user (the “Leased Real Property”), and a true and complete list of all leases, subleases, licenses and other similar written agreements relating to such Leased Real Property, together with all amendments, renewals, guarantees, subordination, non-disturbance and attornment agreements and written material correspondence thereto (collectively, the “Real Property Leases”). Seller has made available to Purchaser complete and correct copies in all material respects (and where no such copy exists, an accurate description thereof) of each Real Property Lease. As of the date of this Agreement, one of the Transferred Entities does, and as of the Closing, one of the Transferred Entities will (x) subject to the consents listed in Section 3.4(b) of the Seller Disclosure Schedule, possess a valid leasehold interest or license in all of the Leased Real Property; and (y) have title to, or subsisting leasehold interests or licenses in, all personal properties and assets which are material to the operation of the Business subject to the Real Property Leases, free and clear of all Liens, except for Permitted Liens. With respect to each Real Property Lease: (i) such Real Property Lease is, assuming the due authorization, execution and delivery of each party thereto other than a Transferred Entity, a legal, valid and binding agreement of a Transferred Entity, as the case may be, and, as of the Closing, subject to the consents listed in Section 3.4(b) of the Seller Disclosure Schedule, will be a legal, valid and binding agreement of a Transferred Entity, and is in full force and effect, and no Transferred Entity has received written notice of default or breach in any material respect (and, to the knowledge of Seller, no event has occurred that, with or without notice or lapse of time, would constitute such a default or breach) under the terms of any such Real Property Lease, and, to the knowledge of Seller, there are no material disputes pending or threatened in writing or any written notice of any intention to terminate or modify, with respect to any such Real Property Lease, except for such failures to be valid, binding or in full force and effect and such defaults, breaches, disputes and terminations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (ii) Seller has made available to Purchaser complete and correct copies in all material respects (and where no such copy exists, an accurate description thereof) of each Real Property Lease; (iii) no security deposit or portion thereof deposited with such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full; (iv) all landlord’s or tenant’s work required to be performed under such Real Property Lease by the applicable Transferred Entity as of the date hereof has been performed and paid for in all material respects; (v) no Transferred Entity has collaterally assigned, pledged, mortgaged, deeded in trust or otherwise transferred any Real Property Lease or Leased Real Property or any interest therein; (vi) there are no brokerage or leasing fees or commissions or other compensations due and payable now or in the future on an absolute or contingent basis to any person, firm, corporation or other entity with respect to the Real Property Leases; and (vii) there are no written or oral leases, subleases, licenses, concessions, occupancy rights or other Contracts granting to any Person other than a Transferred Entity the right to use or occupy any Leased Real Property, and there is no Person in possession or occupancy of any Leased Real Property other than the Transferred Entities.

(c)          To the knowledge of Seller, no Leased Real Property, nor the condition nor the use thereof by the Transferred Entities, including the operation of the Business, contravenes or violates any applicable zoning ordinance or other Law relating to the operation of the Leased Real Property. No Transferred Entity has received any written notice of any violation of any applicable zoning ordinance or other Law relating to the operation of the Leased Real Property which would result in material liability to the Business.

(d)          There do not exist any actual, pending or, to the knowledge of Seller, threatened condemnation or eminent domain proceedings that affect any Leased Real Property, and no Transferred Entity has received any written notice of the intention of any Governmental Entity or other Person to take or use any Leased Real Property. Neither the whole nor any material portion of any Leased Real Property has been damaged or destroyed by fire or other casualty.

(e)          To the knowledge of Seller, each parcel of Leased Real Property is adequately served by proper utilities and other building services as necessary for its current use by the applicable Transferred Entity or in connection with the Business and all of the buildings and other structures, to the extent utilized by a Transferred Entity, located at the parcels of Leased Real Property are structurally sound with no material defects that are not being addressed in the ordinary course of business and are otherwise in good operating condition in all material respects, ordinary wear and tear excepted.

Section 3.19         Accounts Receivable. Subject to any reserves against such accounts receivables expressly set forth in the Financial Statements (which reserves have been calculated in accordance with IFRS and in a manner consistent with past practice of the Business), the accounts receivable of the Transferred Entities and the Business represent bona fide claims against debtors for sales and other charges arising from bona fide transactions actually made in the ordinary course of business and are not subject to discount except for immaterial trade discounts. None of Seller or the Transferred Entities has increased or extended the payment terms with respect to any such accounts receivables in a manner not consistent with the ordinary course of business. Since the Balance Sheet Date, there have not been any write-offs as uncollectible of any of the accounts and notes receivable of the Transferred Entities or the Business.

Section 3.20        Significant Customers and Suppliers. Section 3.20 of the Seller Disclosure Schedule sets forth a true, accurate and complete list of (a) the ten (10) largest customers of the Business determined based on monthly recurring revenue for the twelve (12)-month period ended March 31, 2018 (the “Significant Customers”) and (b) the ten (10) largest vendors and suppliers of the Business determined based on payments from the Business for the twelve (12)-month period ended March 31, 2018 (the “Significant Suppliers ”). None of the Significant Customers or Significant Suppliers (i) has, since January 1, 2017, either terminated its relationship with the Business or materially reduced the aggregate value of its annual transactions with the Business, or, to Seller’s knowledge, has threatened to do so or otherwise indicated that they will cease to use or sell to the Business (ii) to Seller’s knowledge, is likely to materially reduce the aggregate value of its annual transactions with the Business or terminate or curtail its relationship or dealings with the Business, whether pursuant to a non-renewal or termination of any Contract or otherwise and whether as a result of the Transactions or otherwise, and (iii) has, since January 1, 2017 given any written notice, or, to Seller’s knowledge, threatened, or otherwise indicated its intention, to do any of the foregoing.

Section 3.21         Affiliate Transactions. No Affiliate of Parent, Seller or the Transferred Entities (a) owns any material property or right, tangible or intangible, which is used or held for use in connection with, or that relates to, the Business or (b) owes any money to, or is owed any money by, Parent, Seller or any of the Transferred Entities. Section 3.21 of the Seller Disclosure Schedule sets forth a true and complete list of any Contracts (including any oral Contracts) between or among Parent, Seller or any of their respective Subsidiaries, on behalf of the Business, or the Business itself, on the one hand, and any Parent, Seller or any of their respective Subsidiaries or any of their respective Affiliates, on the other hand, which is currently in effect and which shall continue in effect after the Closing. Notwithstanding anything to the contrary set forth in this Agreement, for purposes of this Section 3.21, Fung Holdings (1937) Limited and its Affiliates shall be deemed Affiliates of Parent, Seller and the Transferred Entities (prior to the Closing).

Section 3.22         Certain Business Practices.

(a)          None of Parent, Seller, or any of their respective Affiliates nor any of their respective Representatives acting on their behalf in a manner Related to the Business, has directly or indirectly made or authorized any offer, gift, payment, or transfer, or promise of, any money or anything else of value, or provided any benefit, to any Covered Party, (i) for the purpose of (A) influencing any act or decision of that Person, (B) inducing that Person to omit to do any act in violation of any duty under Law, (C) securing any improper advantage, or (D) inducing that Person to use his or her influence with a Governmental Entity or public international organization, (1) to affect or influence any act or decision of any Governmental Entity or public international organization, or (2) to assist Seller or any of its Affiliates in obtaining or retaining business, or directing business to any Person, whether or not lawful, or (ii) which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b)          Parent and Seller are familiar with the U.S. Foreign Corrupt Practices Act of 1977, and Parent, Seller, the Business (including the Transferred Entities), the Business Employees and, to Seller’s knowledge, each of their respective Representatives, are in compliance with all Anti-Corruption Laws and any other applicable Laws of similar effect.

(c)          No portion of any payments paid by Purchaser to Seller or its Affiliates will be used to fund payments in connection with securing government approvals or as a payment, gift, promise to give, or authorization of the giving of anything of value to any government official, political party or official thereof or any candidate for foreign political office for purposes of (i) influencing any act or decision of such government official in his official capacity, (ii) inducing such government official to do or omit to do any act in violation of the lawful duty of such official, or (iii) securing any improper advantage; or inducing such official to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality.

(d)          Parent, Seller, the Business (including the Transferred Entities) and the Business Employees have at all times complied with, and are currently in compliance with, all applicable economic sanctions, export control, import, and other international trade laws and regulations (collectively, the “International Trade Laws”) except for failures to comply with International Trade Laws that would not be, individually or in the aggregate, material to the Business.

(e)          Parent, Seller, each of their respective Subsidiaries and the Business (including the Transferred Entities) each maintains a system of internal accounting controls designed to provide reasonable assurances that: (i) transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS or any other criteria applicable to such statements and to maintain accountability for assets; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)           Neither Parent nor Seller nor any of their respective Affiliates or Representatives acting on their behalf in a manner Related to the Business, has been investigated for, or charged by any Governmental Entity with a material violation of any Anti-Corruption Laws or International Trade Laws, and there are not now, nor have there been in the last five years, any claims, allegations, or inquiries pending or, to Seller’s knowledge, overtly threatened against any Transferred Entity concerning violations of any Anti-Corruption Laws or International Trade Laws.

(g)          The term “government official” used in this Section 3.22 (and in all related definitions herein) shall mean any officer or employee of a foreign government or any department, agency, or instrumentality thereof, including government owned or controlled companies, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

Section 3.23         Privacy. The Business complies and has complied with all applicable privacy and data protection Laws and regulations and contractual obligations regarding the collection, processing, disclosure and use of all data, including data consisting of personally identifiable information that is associated with specific individuals, except for such failures to comply which would not, individually or in the aggregate, create material liability for the Business or the Transferred Entities. There are no claims, investigations or actions currently pending concerning the data or privacy practices of the Business. No Actions have been asserted or threatened in writing against the Business in the last three (3) years alleging a violation of any of the foregoing. To Seller’s knowledge, there has been no loss, damage, or unauthorized access, use, modification, or breach of security of personally identifiable information or other data maintained by or on behalf of any of the Transferred Entities.

Section 3.24         Inventory. As of the date of this Agreement, the Transferred Entities own, and as of the Closing, the Transferred Entities or Newco will own, all of the inventory of the Business, free and clear of all Liens (other than Permitted Liens). The inventory of the Business reflected on the most recent Financial Statements and in the books and records of the Business since the Balance Sheet Date is of a quality and a quantity useable in the ordinary course of business, and such inventory has been valued at the lesser of cost or market value, and all material unmarketable, returned, rejected, damaged, slow moving or obsolete inventory has been written off or written down to net realizable value or adequately reserved against in the books and records of the Business and in the most recent Financial Statements.

Section 3.25         Insurance. Section 3.25 of the Seller Disclosure Schedule contains a complete and accurate list of the insurance policies currently maintained by, or for the benefit of, the Business, Parent, Seller, or any of the Transferred Entities with respect to the Business (the “Insurance Policies”). Such policies are in full force and effect and will continue to be in full force and effect immediately following the Closing. No notice of cancellation or non-renewal with respect to, or disallowance of any claim under, any such policy has been received by any Transferred Entity to the extent Related to the Business and, to Seller’s knowledge, there is no threatened cancellation, non-renewal, disallowance or reduction in coverage or claim with respect to any such policies. In the conduct of the Business, Parent, Seller and the Transferred Entities report claims to appropriate insurance carriers in the ordinary course and no such insurance carrier has issued a reservation of rights with regard to any claims so reported. To the knowledge of Seller, no material claims have not been reported with respect to any of the Transferred Entities or the Business to the appropriate insurance carrier since April 1, 2016. The Insurance Policies maintained for the Business are sufficient, in all material respects, to comply with all applicable Laws and Contracts to which any Transferred Entity is a party or to which its assets or properties or the Purchased Assets or the Business is otherwise bound.

Section 3.26         Product Liability.

(a)          Since July 1, 2015, there has been no Action or audit for a claim in excess of $250,000 by or before any Governmental Entity against or involving the Business or concerning any product manufactured, shipped, sold or delivered by or on behalf of the Business relating to or resulting from a material alleged defect in design, manufacture, materials or workmanship of any product manufactured, shipped, sold or delivered by or on behalf of the Business or any material alleged failure to warn, or any material alleged breach of implied warranties or representations, and none has been threatened.

(b)          Since July 1, 2015, there has not been any material product recall, rework or post sale warning or similar action conducted with respect to any product manufactured (or to be manufactured), or sold by or on behalf of the Business or any investigation or consideration of or decision made by any Person or Governmental Entity concerning whether to undertake or not undertake any material product recall, rework or post sale warning or similar action required by any Governmental Entity.

(c)          There have been no material defects in design, manufacturing, materials or workmanship including any failure to warn, or any breach of express or implied warranties or representations, which involve any product manufactured, shipped, sold or delivered by or on behalf of the Business. All material manufacturing standards applied, testing procedures used, and product specifications disclosed to customers by the Business have complied with all requirements established by applicable Law.

Section 3.27        Solvency. Assuming satisfaction of the conditions to Seller’s obligation to consummate the transactions contemplated by this Agreement, or waiver of such conditions, and after giving effect to the transactions contemplated by this Agreement, including payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and its Subsidiaries will be Solvent as of the Closing Date and immediately after the consummation of the transactions contemplated hereby.

Section 3.28        No Other Representations and Warranties. Except for the representations and warranties contained in this Article III and the certificate delivered pursuant to Section 8.2(d) (including the related portions of the Disclosure Schedules), neither Seller, Parent nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or Parent, including any representation or warranty as to the accuracy or completeness of any information regarding the Business, the Purchased Units, the Purchased Assets, the Transferred Entities and the assets and properties of the Transferred Entities furnished or made available to Purchaser and its Representatives (including any information, documents or material made available to Purchaser in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Business, or any representation or warranty arising from statute or otherwise in law.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the Purchaser Disclosure Schedule (provided, that disclosure of any matter in any section or subsection of the Purchaser Disclosure Schedule shall be deemed to have been disclosed with respect to any section or subsection of this Agreement to which the relevance of such matter is reasonably apparent on the face thereof), Purchaser hereby represents and warrants to Seller and Parent, as of the date hereof (except for representations and warranties that are as of a specific date, which shall be made only as of such date), as follows:

Section 4.1           Organization and Qualification; Subsidiaries. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation, and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate (a) prevent, materially impede or delay the consummation of the Transactions or (b) have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement.

Section 4.2           Authority Relative to this Agreement. Purchaser has all necessary corporate or other power and authority, and has taken all corporate or other action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the Transactions in accordance with the terms of this Agreement and such Ancillary Agreements, except the Purchaser Stockholder Approval. This Agreement has been, and each Ancillary Agreement to which Purchaser is a party when executed and delivered will be, as applicable, duly and validly executed and delivered by Purchaser and, assuming the due authorization (including the Purchaser Stockholder Approval), execution and delivery of this Agreement or such Ancillary Agreements by Seller and the other parties thereto, constitutes (or when so executed and delivered shall constitute) a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The affirmative vote of the holders of a majority of the issued and outstanding shares of Purchaser’s capital stock entitled to vote thereon to approve issuance of equity in connection with the Transactions (the “Purchaser Stockholder Approval”) is the only vote, approval or consent of the holders of any class or series of capital stock of Purchaser that is necessary in connection with the consummation of the Transactions. Purchaser has delivered to Seller, concurrent with the execution of this Agreement, a voting agreement with respect to the Purchaser Stockholder Approval in favor of Parent representing 44.9% of the issued and outstanding capital stock of Purchaser entitled to vote on the Purchaser Stockholder Approval.

Section 4.3           Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser for the execution, delivery and performance by Purchaser of this Agreement or the Ancillary Agreements to which Purchaser is a party or the consummation by Purchaser of the Transactions, except compliance with the applicable requirements of any applicable Antitrust Laws. Assuming compliance with the item described in the preceding sentence, neither the execution, delivery and performance of this Agreement or the Ancillary Agreements to which Purchaser is a party by Purchaser nor the consummation by Purchaser of the Transactions will (a) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Purchaser, (b) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration), give rise to a loss of benefit, or give rise to a purchase right, under, any of the terms, conditions or provisions of any material Contract to which Purchaser is a party or by which any of them or any of its properties or assets may be bound or (c) violate, give rise to a loss of benefit under or infringe any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, except in the cases of clauses (b) and (c), for such breaches, violations, infringements or Liens that would not reasonably be expected to have, individually or in the aggregate, (i) prevent, materially impede or delay the consummation of the Transactions or (ii) have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement.

Section 4.4           Solvency. Assuming satisfaction of the conditions to Purchaser’s obligation to consummate the transactions contemplated by this Agreement, or waiver of such conditions, and after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, any alternative financing and the payment of the Purchase Price, any other repayment or refinancing of debt in connection with the Sale, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Purchaser and its Affiliates (including the Transferred Entities) will be Solvent as of the Closing Date and immediately after the consummation of the transactions contemplated hereby.

Section 4.5           Financing. Purchaser has delivered to Seller true and complete copies of the executed commitment letters and redacted fee letters, each dated as of the date hereof, between Purchaser and each of Ares Capital Management LLC and HPS Investment Partners, LLC and (y) Purchaser and GSO Capital Partners LP (such agreements, as may be modified pursuant to, and in accordance with, Section 5.14, the “Debt Commitment Letters”), pursuant to which each of Ares Capital Management LLC, HPS Investment Partners, LLC and GSO Capital Partners LP have agreed, subject to the terms and express conditions thereof, to provide Purchaser with debt financing in the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement to occur at Closing and paying related fees and expenses. Each of the Debt Commitment Letters, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto, in each case, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies. The Debt Commitment Letters have not been amended, supplemented or otherwise modified in any respect prior to the date of this Agreement, and the respective commitments to fund the Debt Financing thereunder have not been withdrawn, terminated or rescinded in any respect prior to the date of this Agreement. As of the date hereof, there are not any facts, events or other occurrences that make any of the representations and warranties of Purchaser in any Debt Commitment Letter inaccurate in any material respect (or in any respect with regard to amounts and availability of funds, including conditionality). The obligations to make the Debt Financing available to Purchaser pursuant to the terms of the Debt Commitment Letters are not subject to any conditions precedent, other than as expressly set forth in the Debt Commitment Letters. As of the date of this Agreement, there are no contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) to which Purchaser or any of its Affiliates is a party related to the Debt Financing, other than as expressly contained in the Debt Commitment Letters and delivered to Seller prior to the date hereof, that could adversely affect the conditionality, enforceability, availability and/or initial funding of the Debt Financing at Closing. Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letters to be paid thereunder on or prior to the date of this Agreement. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser under any of the Debt Commitment Letters. Assuming (x) the Debt Financing is funded in accordance with the Debt Commitment Letters and (y) the satisfaction of the conditions set forth in Section 8.2 hereof, Purchaser will have on the Closing Date funds sufficient to pay all amounts required to be paid by Purchaser hereunder and under the Debt Commitment Letter in order to consummate the transactions contemplated hereby to occur on the Closing Date (the “Required Amount”).

Section 4.6           Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission to be paid by Purchaser in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

Section 4.7           Acquisition of Purchased Units for Investment. Purchaser is purchasing the Purchased Units for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof, except such views that would not cause Purchaser to be considered an “underwriter” within the meaning of the Securities Act. Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Units to the extent of the materials and information provided by Seller and its Representatives to Purchaser and its Representatives and is capable of bearing the economic risks of such investment.

Section 4.8           Inspections; Limitation of Warranties. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, Liabilities, results of operations, financial condition and prospects of the Business, acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and Parent for such purpose. Purchaser acknowledges and agrees that (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of Seller and Parent set forth in Article IV of this Agreement (including related portions of the Seller Disclosure Schedule) and of Seller and Parent in the Ancillary Agreements and (b) neither Seller nor any other Person has made any representation or warranty as to the Business, the Purchased Units, the Purchased Assets, the Transferred Entities or this Agreement, except as expressly set forth in Article IV of this Agreement (including the related portions of the Seller Disclosure Schedule) and the other Ancillary Agreements. Except as otherwise expressly set forth in this Agreement, the Business, the Purchased Units, the Purchased Assets, the Transferred Entities and the assets and properties of the Transferred Entities are furnished “AS IS,” “WHERE IS” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER CONTAINED IN THIS AGREEMENT, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE PURCHASED ASSETS OR THE ASSETS OR PROPERTIES OF THE TRANSFERRED ENTITIES. Purchaser acknowledges that, except for the representations and warranties contained in Article IV and in the Ancillary Agreements, neither Seller, Parent nor any other person has made, and Purchaser has not relied on any other express or implied representation or warranty, whether written or oral, by or on behalf of Seller or Parent. Purchaser acknowledges that neither Seller, Parent nor any other Person, directly or indirectly, has made, and Purchaser has not relied on, any representation or warranty, including with respect to accuracy or completeness, regarding pro-forma financial information, financial models or modeling tools, budgets, financial projections or any other forward-looking statements with respect to the Business or generated by any of Seller, Parent or their respective Affiliates or Representatives, and Purchaser will make no claim with respect thereto.

Article V

COVENANTS

Section 5.1           Access to Books and Records.

(a)          From and after the date of this Agreement, Seller and Parent shall (and shall cause their respective Subsidiaries and Representatives to) (i) permit Purchaser and its Representatives to have reasonable access to the books and records, assets, Business Employees, facilities, Contracts and data of the Business (including the Transferred Entities) and their respective Representatives which are Related to the Business (including such access as is reasonably necessary to consummate the Debt Financing), during normal business hours, upon reasonable advance written notice, consistent with applicable Law and (ii) furnish to Purchaser and its Representatives such additional financial and operating data and other information regarding the Business (or true, accurate and complete copies thereof) as Purchaser or such Representatives may from time to time reasonably request; provided, however, that Seller and Parent may withhold any access, document or information (as applicable) (x) that is subject to a legally binding duty of confidentiality owed to an independent third party, (y) that would unreasonably interfere with the conduct of Seller’s or its Subsidiaries’ normal operation of its other businesses, or (z) would cause a material violation of any legally binding agreement to which Seller, any of its Subsidiaries or the Transferred Entities is a party or bound. Any information provided to Purchaser or its Representatives in accordance with this Section 5.1 or otherwise pursuant to this Agreement shall be held by Purchaser and its Representatives in accordance with, shall be considered “Confidential Information” under, and shall be subject to the terms of, the Confidentiality Agreement.

(b)          Subject to entry into customary confidentiality and use undertakings, to the extent reasonably required for tax, accounting, regulatory, compliance, litigation or investigation purposes (other than in connection with a dispute, claim or litigation between Purchaser or its Affiliates, on the one hand, and Parent, Seller or any of their respective Affiliates, on the other hand) and solely to the extent relating to events or occurrences or facts arising prior to the Closing, Purchaser will permit Parent, Seller and their respective duly authorized Representatives reasonable access during normal business hours (upon reasonable advance written notice to Purchaser) and without unreasonable interference with the conduct of the Business to all contracts, books, records and other data relating to the Transferred Entities conveyed and assumed at Closing to the extent that such materials were delivered to Purchaser, except where such access (x) jeopardizes the attorney-client privilege or protection under the work product doctrine or similar doctrine applicable to communications or materials or is prohibited by applicable Law; provided that in such case, Purchaser shall use commercially reasonable efforts to cause such information to be provided or protection in a manner that would not reasonably be expected to jeopardize such privilege or violate such Law or (y) is restricted by a confidentiality agreement with a third party or would cause a violation of any legally binding agreement to which Purchaser or its Affiliates is subject.

(c)          Subject to entry into customary confidentiality and use undertakings, to the extent reasonably required for tax, accounting, regulatory, compliance, litigation or investigation purposes (other than in connection with a dispute, claim or litigation between Purchaser or its Affiliates, on the one hand, and Parent, Seller or any of their respective Affiliates, on the other hand) and solely to the extent relating to events or occurrences or facts arising prior to the Closing, Parent and Seller will permit Purchaser, its Affiliates and their respective Representatives reasonable access during normal business hours (upon reasonable advance written notice to Parent) and without unreasonable interference to Parent’s and Seller’s business to all contracts, books, records and other data relating to the Business, the Transferred Entities and the Purchased Assets to the extent that such materials were retained by Parent, Seller and their respective Affiliates, except where such access (x) jeopardizes the attorney-client privilege or protection under the work product doctrine or similar doctrine applicable to communications or materials or is prohibited by applicable Law; provided that in such case, Parent and Seller shall use commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to jeopardize such privilege or protection or violate such Law or (y) is restricted by a confidentiality agreement with a third party or would cause a violation of any legally binding agreement to which Purchaser or its Affiliates is subject. Parent and Seller further agree that, after the Closing, Purchaser, its Affiliates and their respective Representatives may, at Parent’s and Seller’s cost and expense, make copies of those books and records (or redacted portions thereof) that have not been transferred to Purchaser and are Related to the Business, except where providing copies is prohibited by applicable Law; provided that in such case, Parent and Seller shall use commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such Law.  From and after the Closing Date, and for no less than a period of seven (7) years, Parent and Seller will maintain the books and records Related to the Business that have not been transferred to Purchaser at the Closing.

Section 5.2           Confidentiality.

(a)          The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b)          From and after the Closing, Seller and Parent shall (and shall cause each of their respective Affiliates and Representatives to), not use or disclose to any Person (other than on a “need-to-know basis” to Representatives owing a legally binding confidentiality obligation to Parent or Seller who are instructed not to use or disclose such information other than as permitted hereunder), directly or indirectly, without Purchaser’s prior written consent, Confidential Information. Parent and Seller shall, jointly and severally, be responsible for any breach of this Section 5.2(b) by any of their respective Affiliates or Representatives.

(c)          Section 5.2(b) shall not apply to disclosure of Confidential Information (i) to the extent that it becomes generally known to the public (other than as a result of disclosure in violation of Section 5.2(b)), (ii) to a director, officer or employee of Purchaser or its Affiliates with a need to know such Confidential Information, or (iii) to the extent that it is required to be disclosed by law, by a rule of a listing authority by which Parent’s shares are listed; provided that the disclosure shall to the extent permitted by Law be made after (x) consultation with Purchaser and (y) allowing Purchaser the reasonable opportunity to contest such disclosure (at its expense).

(d)          Parent and Seller shall: (i) at Purchaser’s direction, enforce on Purchaser’s behalf, all confidentiality agreements and undertakings given by any other potential Purchaser of the Business, the Transferred Entities or the Purchased Assets; and (ii) upon Purchaser’s request, promptly provide Purchaser with copies of such confidentiality agreements and undertakings. Promptly after the date of this Agreement, Parent will send a letter in a form acceptable to Purchaser to the other parties to such agreements and undertakings authorizing Purchaser to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to Purchaser, in each case, in accordance with the terms of such agreements and undertakings.

Section 5.3           Efforts.

(a)          Subject to the terms and conditions set forth in this Agreement, each of Seller, Parent and Purchaser shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Sale and other the Transactions as soon as practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, declarations, approvals and, expirations or terminations of waiting periods from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including in connection with any Antitrust Law (all of the foregoing, collectively, the “Governmental Consents”), (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties, (iii) the defending of any Actions or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Sale or the other transactions contemplated hereby, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated this Agreement. Notwithstanding the foregoing, Purchaser agrees to take, and to cause its respective Affiliates to take, any and all steps necessary to avoid or eliminate as soon as possible each and every impediment imposed on Purchaser or its Affiliates under Antitrust Law that may be asserted by any Governmental Entity so as to enable the Parties hereto to expeditiously (and in all cases, prior to the fifth Business Day preceding the End Date) consummate the Sale and the other Transactions, including by (i) committing to and/or effecting, by consent decree, hold separate order or otherwise, the sale or disposition of such assets, securities, facilities or other properties as are required to be divested in order to facilitate the expiration or termination of the applicable Antitrust Law waiting period and otherwise obtain all applicable merger control clearances under the applicable Antitrust Law and (ii) contesting and resisting and seeking to have vacated, lifted, reversed or overturned any ruling, award, decision, injunction, judgement, order, decree or subpoena entered, issued or made by any Governmental Entity that in effect prohibits, prevents or restricts the consummation of the Sale or the other Transactions.

(b)          Subject to the terms and conditions herein provided and without limiting the foregoing, Purchaser, Parent and Seller agree (i) to make or cause to be made, as promptly as practicable, comparable notification filings, forms and submissions required under other Antitrust Laws with the Governmental Entities identified in Section 5.3(b) of the Seller Disclosure Schedule, and (ii) to cooperate with each other in (A) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any other Governmental Entities (including any foreign jurisdiction in which the Transferred Entities operate) or third parties in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) to the extent not made prior to the date of this Agreement or otherwise, making, or causing to be made, as promptly as practicable, all such applications and filings and seeking all such actions or nonactions, licenses, permits, orders, clearances, waivers, authorizations, expirations or terminations of waiting periods, notifications, clearances, consents and approvals. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Entity, including by complying at the earliest reasonably practicable date with any request under or with respect to any Governmental Consent and any such other applicable Laws for additional information, documents or other materials received by Seller or Purchaser or any of their respective Subsidiaries from the European Commission or any other Governmental Entity in connection with such applications or filings or the Transactions.

(c)          Further, and without limiting the generality of the rest of this Section 5.3, each of the Parties shall cooperate, as promptly as practicable, in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall, subject to applicable Law, promptly (i) furnish to the other such necessary information and reasonable assistance as the other Parties may request in connection with the foregoing, (ii) inform the other Parties of any material communication from, with or to any Governmental Entity regarding any of the Transactions, and (iii) provide counsel for the other Parties with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Entity and any other information supplied by such Party and such Party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the Transactions; provided, however, that materials may be redacted (A) to remove references concerning competitively sensitive information and the valuation of the Business and the transactions contemplated hereby and (B) as necessary to comply with contractual arrangements. Each Party shall, subject to applicable Law, permit counsel for the other Parties to review in advance, and consider in good faith the views of the other Parties in connection with, any proposed written communication, draft filing, correspondence or submission to any Governmental Entity in connection with the Transactions. The Parties agree not to participate, or to permit their Subsidiaries to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate.

(d)          Any information provided to Purchaser or its representatives in accordance with this Section 5.3, Section 5.14 or otherwise pursuant to this Agreement shall be held by Purchaser and its representatives (including the Debt Financing Sources) in accordance with, shall be considered “Confidential Information” under, and shall be subject to the terms of, the Confidentiality Agreement. Any information provided to Seller or its representatives in accordance with this Section 5.3, Section 5.14 or otherwise pursuant to this Agreement shall be treated as Confidential Information for the purposes of this Agreement.

Section 5.4           Further Assurances.

(a)          Parent, Seller and Purchaser agree that, from time to time, from and after the Closing Date, each of them will, and will cause their respective Affiliates to, without any further consideration, cooperate with the other Parties and execute and deliver (or cause to be executed and delivered) all instruments, including instruments of conveyance, novations, assignment and transfer, and make all filings with, and to obtain all consents, under any permit, license, agreement, indenture or other instrument or regulation, and to take all such other actions as any of the Parties may reasonably request from time to time, consistent with the terms of this Agreement, in order to effectuate the Transactions and the other provisions and purposes of this Agreement and the Ancillary Agreements (including to cure any title defects of the Business Intellectual Property), provide for current ownership of the Business Intellectual Property by Purchaser or a Transferred Entity, and to remove any and all Liens on the Business Intellectual Property (other than Permitted Liens and non-exclusive licenses granted in the ordinary course of business consistent with past practice).

(b)          If at any time after Closing it is established that any asset (including any cash, real property, non-real property, Intellectual Property Rights, Contract or employee agreement), which was not included in the Purchased Assets or owned or otherwise held by a Transferred Entity but should have been a Purchased Asset pursuant to Section 2.2 is held or received by a member of the Seller Group or an Affiliate thereof (“Seller Group Holder”), then Parent and Seller shall or shall cause the applicable Seller Group Holder to, without further consideration: (i) execute all instruments, agreements or documents as may be reasonably necessary for the purpose of transferring the relevant interests in the assets (or part thereof) held by the Seller Group Holder to Purchaser (or its designee as Purchaser shall nominate in writing), (ii) do all such further acts or things as may be reasonably necessary to validly effect the transfer and vest the relevant interest in such assets (or part thereof) in Purchaser (or its designee), (iii) ensure that the Seller Group Holder shall where permitted by the terms on which the Seller Group Holder has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after Closing by virtue of it, as agent of and trustee for Purchaser or the relevant Transferred Entity and allow Purchaser or the relevant Transferred Entity to have full enjoyment and use of such asset, and (iv) ensure that the Seller Group Holder shall promptly on receipt pay or deliver such monies, goods or other benefits to Purchaser (or its designee).

(c)          If at any time after Closing it is established that any asset (including any cash, real property, non-real property, Intellectual Property Rights, Contract or employee agreement), which was included in the Purchased Assets or owned or otherwise held by a Transferred Entity but should have been a Excluded Asset pursuant to Section 2.2 is held or received by a member of Purchaser or an Affiliate thereof (“Purchaser Group Holder”), then Purchaser shall or shall cause the applicable Purchaser Group Holder to, without further consideration: (i) execute all instruments, agreements or documents as may be reasonably necessary for the purpose of transferring the relevant interests in the assets (or part thereof) held by the Purchaser Group Holder to Seller (or its designee as Seller shall nominate in writing), (ii) do all such further acts or things as may be reasonably necessary to validly effect the transfer and vest the relevant interest in such assets (or part thereof) in Seller (or its designee), (iii) ensure that the Purchaser Group Holder shall where permitted by the terms on which the Purchaser Group Holder has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after Closing by virtue of it, as agent of and trustee for Seller and allow Seller to have full enjoyment and use of such asset, and (iv) ensure that the Purchaser Group Holder shall promptly on receipt pay or deliver such monies, goods or other benefits to Seller (or its designee).

Section 5.5           Conduct of Business. From and after the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (a) as otherwise expressly permitted by this Agreement (including the Reorganization), (b) as disclosed in Section 5.5 of the Seller Disclosure Schedule or (c) as Purchaser shall otherwise consent to in advance in writing, Parent and Seller shall (and shall cause their respective Affiliates to) (x) conduct the Business in the ordinary course of business and in accordance with applicable Law and (y) use commercially reasonable efforts to preserve intact the Business, the Transferred Entities’ respective business organizations and maintain its existing relations and goodwill with Governmental Entities, licensors, customers, suppliers, creditors, employees, lessors and agents and (z) not directly or indirectly:

(i)          incur, create or assume any Lien with respect to the Business or the Purchased Assets;

(ii)         (A) except as required to effect the Reorganization, amend the respective articles of incorporation or bylaws (or similar governing documents) of any Transferred Entity, (B) split, subdivide, combine or reclassify any outstanding capital stock or equity interest of any Transferred Entity, (C) permit any Transferred Entity to declare, set aside or pay any noncash dividend or noncash distribution to any Person or (D) purchase, redeem or otherwise acquire, directly or indirectly, any Purchased Units or any other shares of the capital stock or other equity interests or securities of any Transferred Entity;

(iii)        with respect to any Transferred Entity or any of their respective Subsidiaries, not issue, sell, transfer, pledge, encumber, assign, convey, surrender, relinquish or otherwise dispose of any additional equity interests or shares of, or any options, warrants or rights of any kind to acquire any equity interests or shares of, their equity interests, capital stock of any class or any debt or equity securities which are convertible into or exchangeable for such equity interests or capital stock;

(iv)       except as required to effect the Reorganization, form, incorporate or otherwise create or acquire any new Subsidiaries of any of the Transferred Entities or acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership or other business organization or division or any equity, membership, partnership or other interest in any of the foregoing;

(v)        sell, assign, transfer, pledge, encumber, license, sublicense, convey, surrender, relinquish, abandon or otherwise dispose of any asset of the Business, including any Purchased Asset or Business Intellectual Property, or any rights thereto, or acquire all or any portion of another business, including the purchase of any equity interests or capital stock of any Person, whether by merger, stock or asset purchase or otherwise;

(vi)       (A) incur any Liability with respect to any Indebtedness, or issue any debt securities or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, any Liability of any Person, or make any loans or advances except for individual amounts equal to or less than $100,000 or in the aggregate equal to or less than $100,000, in each case, with respect to the Business, (B) make any acquisition of any assets or businesses of any Person except for individual amounts equal to or less than $100,000 or in the aggregate equal to or less than $100,000, (C) sell, pledge, dispose of or encumber any assets or businesses except for individual amounts equal to or less than $100,000 or in the aggregate equal to or less than $100,000, or (D) enter into any binding Contract (including any oral Contract), with respect to any of the foregoing, in each case, with respect to the Business;

(vii)      other than in connection with declaring and paying bonuses and salary increases in the ordinary course of business consistent with past practices in respect of the fiscal year ended March 31, 2018 which such bonuses will be paid on July 15, 2018 and salary increases will be effective July 1, 2018, making promotions or filling vacancies with respect to any Business Employee as required by the terms of an Employment Agreement, in any manner (A) enter into any new Labor Agreement, (B) enter into or become a party to any new Employment Agreement or amend any existing Employment Agreement with any person who is or would become a Business Employee, (C) grant or announce any increase in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable to any Business Employee, including any increase or change pursuant to any Benefit Plan, (D) establish, adopt, amend, or become a party to any new employee benefit or compensation plan, program, Contract (including any oral Contract) or amend any existing Benefit Plan in a manner that affects compensation or benefits payable or obligations thereunder to any Business Employee, (E) accelerate any vesting of compensation or benefits or pay any compensation or benefits not otherwise due to any Business Employees, (F) grant any rights to severance or termination pay to, or enter into any employment, consulting or severance Contract (including any oral Contract) with, any Business Employee, except, in each case, as required any collective bargaining or other trade union agreement or any Benefit Plan, (G) re-deploy, dismiss or give notice to terminate the employment of any Key Employee, (H) materially increase the total number of employees, consultants, self-employed contractors or agency workers that are employed or engaged by any Transferred Entity, or (I) propose to dismiss or dismiss such number of Business Employees as would reasonably be expected to trigger any obligation to notify or collectively consult any Governmental Entity;

(viii)     plan, announce, implement or effect any reduction in force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Business (other than routine employee terminations for cause);

(ix)        except in accordance with the Reorganization, adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization affecting the Transferred Entities;

(x)         make any changes to the working capital policies applicable to the Business or manage working capital (including by accelerating of the receipt of amounts due with respect to any receivables, or lengthening the period for payment of accounts payable), other than in the ordinary course of business of the Business;

(xi)        settle, release, waive or compromise any material claims or rights that are Related to the Business;

(xii)       change any method of Tax accounting, make or change any Tax election outside the ordinary course of business, amend any Tax Return, enter into any closing agreement, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or settle or compromise any Tax Proceeding, in each case, to the extent that such action (x) in the case of Seller or its applicable Affiliate, primarily affects any of the Purchased Assets and (y) would increase the Tax Liability of Purchaser and its Affiliates after the Closing;

(xiii)      implement or adopt any change in the accounting principles, practices (including cash management, billing, payment or collection practices with respect to accounts payable, accounts receivable, accrued Liabilities, other Liabilities or obligations, or otherwise), or methods of the Business (including any Transferred Entity), other than as may be required as a result of a change in Law or as required by IFRS;

(xiv)      enter into or discontinue any line of business material to the Business or any joint venture or similar arrangement;

(xv)       enter into any Contract (or any oral Contract outside the ordinary course of business) that, if in effect as of the date of this Agreement, would be required to be disclosed pursuant to Section 3.17, or extend, breach, terminate or waive any provision of, amend or otherwise modify any provision of a Material Contract;

(xvi)      enter into any transactions, Contracts (including any oral Contracts) or understandings with Affiliates that would be binding on the Transferred Entities, the Business or the Purchased Assets after the Closing;

(xvii)     undertake or commit to undertake any material capital expenditure that would be a post-Closing obligation of the Business;

(xviii)    fail to maintain in full force and effect all material insurance policies or fail to take commercially reasonable efforts to replace or renew (on terms no less favorable in the aggregate to the Business) material insurance policies existing as of the date hereof Related to the Business;

(xix)       other than in the ordinary course, enter into any intercompany loan or intercompany debt arrangements;

(xx)        terminate, modify or amend, release, enter into, extend, waive any material right under, or discharge any other party thereunder of any of their obligation under any lease in respect of the Leased Real Property (which shall not include any material modifications with respect to the monetary terms or the duration of any lease in respect of the Leased Real Property);

(xxi)       change any (A) payment policies of the Business with landlords, vendors, suppliers or other creditors or (B) collection policies with respect to customers; or

(xxii)      commit to do or enter into any binding Contract (including any oral Contract) with respect to any of the foregoing actions.

Section 5.6           Public Announcements. No Party shall issue or release or make any news release, public statement or other similar public announcement, written or oral, whether relating to this Agreement or any of the Ancillary Agreements or the existence of any arrangement between the Parties (and each party shall cause its Affiliates to not take the foregoing actions), without the prior written consent of the other Parties whether or not named in such news release, public statement or other similar public announcement, except (a) each Party and its Affiliates may issue a press release (or, if the Parties agree, a joint press release) in connection with the execution and delivery of this Agreement in form and substance agreeable to the other Parties and (b) any Party or its Affiliates may issue or release or make any such news release, public statement or other similar public announcement (including the public filing of this Agreement or any Ancillary Agreement) as may be required by Law or any listing or trading agreement concerning its or its Affiliates publicly traded securities; provided that in such event under clauses (a) and (b), the Party issuing the same shall be required, to the extent reasonably practicable after reasonable efforts to consult with the other Parties, whether or not named in such news release, public statement or other similar public announcement, a reasonable time prior to its release to allow the other Parties to comment thereon. Notwithstanding the foregoing, in no event shall the foregoing be construed to restrict or prevent Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) (i) from making any internal announcements (including announcements to potential debt or equity financing sources) regarding the Transactions, (ii) following the Closing, from disclosing the consummation of the Closing on Purchaser’s and its Affiliates’ websites or in marketing materials or (iii) from making ordinary course communications regarding this Agreement and the Transactions to existing or prospective general or limited partners, equity holders, members, managers and investors of any Affiliate of such Person. Any subsequent disclosure that primarily contains information included in a prior public statement, news release or other similar public announcement that was approved by the Parties in accordance with this Section 5.6 shall be deemed consented to by the Parties. Notwithstanding anything to the contrary herein, the Debt Financing Sources, their Representatives and Purchaser’s Representatives may after the Closing (x) publish “tombstones” or other customary announcements which do not contain pricing details that are not otherwise publicly available and (y) make public statements and/or communications in connection with the Debt Financing (or any alternative financing) so long as such statements or communications are afforded confidential treatment to the same extent as other confidential information customarily provided to Persons in the context of similar financings. For the avoidance of doubt, disclosures resulting from the Parties’ efforts to obtain approval and/or early termination in connection with obtaining approvals under the Antitrust Laws and to make any related filings shall be deemed not to violate this Agreement.

Section 5.7           Intercompany Accounts. All intercompany accounts between Parent, Seller and/or any of their respective Subsidiaries (other than a Transferred Entity), on the one hand, and each Transferred Entity, on the other hand, will terminate at or prior to the Closing, except as otherwise contemplated by the Transition Services Agreement.

Section 5.8           Termination of Intercompany Agreements. Effective at the Closing, all Contracts (including any oral Contracts), including all obligations to provide goods, services or other benefits, between Parent and/or any of its Subsidiaries (other than any Transferred Entity), on the one hand, and any Transferred Entity, on the other hand, shall be terminated without any party having any continuing obligation to the other, except for, the Ancillary Agreements and any other Contracts listed on Section 5.8 of the Seller Disclosure Schedule.

Section 5.9           Litigation Support. In the event and for so long as either Party is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand by a third party unrelated to and independent of any Party hereto or their respective Affiliates in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Assets, the Assumed Liabilities, the Excluded Assets, the Excluded Liabilities or the Transferred Entities, the other Party shall, and shall cause its Subsidiaries and controlled Affiliates (and its and their officers and employees) to, reasonably cooperate in such prosecution, contest or defenses, including preserving applicable privileges and making available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.

Section 5.10         Non-Solicitation and No-Hire of Employees. From the Closing Date until the eighteenth-month anniversary of the Closing Date, Parent and Seller (on the one hand) and Purchaser (on the other hand) will not, nor will it permit any of its respective Affiliates (including, in the case of the Purchaser, the Transferred Entities after Closing) to, directly or indirectly, solicit for employment or hire any officer, employee with an annual base compensation of $50,000 or more, or independent contractor of any other Party hereto or its Affiliates, other than any employee or independent contractor whose relationship is terminated by such other Party or its Affiliate without cause at least twelve (12) months prior to such solicitation or hiring; provided that this Section 5.10 shall not prohibit general mass solicitations of employment not directed toward the other party, its Affiliates or its or their officers, employees or independent contractors. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.10 is invalid or unenforceable, the Parties agree that any arbitrator(s) appointed in accordance with Section 11.2(b) shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall thereupon be enforceable as so modified.

Section 5.11         Non-Interference; Non-Disparagement.

(a)          In respect of any intellectual property license to which any Party or its Affiliates is a licensee as at the Closing Date (“Existing License”), from the Closing Date until such Existing License expires or is terminated in accordance with its terms, each other Party will not, nor will it permit any of its Affiliates (including, in the case of the Purchaser, the Transferred Entities after Closing) to, directly or indirectly through any other Person: (i) solicit, induce or entice, or attempt to induce or entice, a breach, or the termination of, or seek to solicit or entice the termination of, such Existing License; or (ii) obtain, or seek to obtain, an intellectual property license from the licensor of such Existing License or any successor or permitted assignee thereof with respect to the same or similar subject matter or content of such Existing License.

(b)          Parent and Seller, on the one hand, and Purchaser, on the other hand, agree that they shall not (and shall cause their respective Affiliates not to) (i) make any negative statement or communication regarding, in the case of Parent and Seller, Purchaser or any of its Subsidiaries or Affiliates, the Business, any of the foregoing’s respective directors, officers or employees, and in the case of Purchaser, Parent, Seller or their respective Affiliates, or any of the foregoing’s respective directors, officers or employees, or (ii) make any derogatory or disparaging statement or communication regarding, in the case of Parent and Seller, Purchaser or any of its Subsidiaries or Affiliates, the Business or any of the foregoing’s respective directors, officers or employees, and in the case of Purchaser, Parent, Seller or any of their respective Subsidiaries or Affiliates, any of the foregoing’s respective directors, officers or employees. Nothing in this Section 5.11(b) shall limit any Person’s ability to make true and accurate statements or communications in connection with any disclosure such Person reasonably believes is required pursuant to applicable Law, to any Governmental Entity or in connection with any dispute, litigation or other proceeding related to this Agreement or the Transactions.

(c)          If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.11 is invalid or unenforceable, the Parties agree that any arbitrator(s) appointed in accordance with Section 11.2(b) shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall thereupon be enforceable as so modified.

Section 5.12         Letters of Credit and Guarantees. Section 5.12(a) of the Seller Disclosure Schedule sets forth a true and complete list of all guarantees, indemnities, surety bonds, letters of credit and letters of comfort obtained by Seller, Parent and their respective Affiliates (other than the Transferred Entities) obtained by Seller, Parent or such Affiliates for the benefit of the Transferred Entities (the “Letters of Credit”) (with Section 5.12(a)(i) of the Seller Disclosure Schedule setting forth all trade Letters of Credit and Section 5.12(a)(ii) of the Seller Disclosure Schedule setting forth all non-trade Letters of Credit). Without in any way affecting any obligation of Seller, Parent or any of their respective Affiliates prior to the Closing in respect thereof, Purchaser shall cause Seller, Parent and their respective Affiliates (other than the Transferred Entities) to be removed or released, effective as of the Closing in respect of all obligations of Seller, Parent and such Affiliates under each of the Letters of Credit and, to the extent commercially reasonable to achieve such removal or release, shall agree to substitute itself in the place of Seller, Parent and their respective Affiliates. Seller, Parent and their respective Affiliates shall take all actions reasonably requested by Purchaser or its Affiliates in connection with any such removal or release. Purchaser agrees to indemnify and hold Seller, Parent and their respective Affiliates harmless from and against any Losses incurred by Seller, Parent and their respective Affiliates after the Closing under or pursuant to any Letter of Credit. Notwithstanding the foregoing, Seller, Parent and their respective Affiliates shall only be removed or released, effective as of the date falling 36 months following the Closing Date in respect of all obligations of Seller, Parent and such Affiliates under each of the Letters of Credit that are described in Section 5.12(b) of the Seller Disclosure Schedule, following which the remaining terms of this Section 5.12 shall apply with respect to such Letters of Credit as if they had been removed or released effective as of the Closing. Parent and Seller shall be permitted to update Section 5.12 of the Seller Disclosure Schedule by written notice to Purchaser no more than three (3) Business Days prior to the Closing Date to reflect updates that have been incurred in the ordinary course of business consistent with past practice solely to the extent that the aggregate sum of the obligations under the Letters of Credit shall not increase by virtue of such updates by, with respect to trade Letters of Credit, an amount exceeding $5,000,000.

Section 5.13         Excluded Liabilities, Earn-out and Earn-up Obligations.

(a)          If Purchaser, the Transferred Entities or any of their respective Affiliates receive any notice or request, or otherwise become obligated, to pay, discharge or take any action with respect to (i) any Excluded Liability or (ii) any obligation with respect to an earn-out set forth on Section 5.13 of the Seller Disclosure Schedule (the “Earn-out Obligations”), Parent and Seller shall promptly accept and discharge such Excluded Liability or Earn-out Obligation.

(b)          If Parent, Seller or any of their respective Affiliates receive any notice or request, or otherwise become obligated, to pay, discharge or take any action with respect to (i) an Assumed Liability or (ii) any obligation with respect to an earn-up set forth on Section 5.13 of the Purchaser Disclosure Schedule (the “Earn-up Obligations”), Purchaser and the Transferred Entities shall promptly accept and discharge such Earn-up Obligation.

Section 5.14         Financing.

(a)          Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, and close concurrently with the Closing, the Debt Financing on and subject to the terms and conditions described in the Debt Commitment Letters, including using commercially reasonable efforts (i) to negotiate and enter into definitive agreements with respect to the Debt Financing on the terms (including, to the extent required by the Debt Financing Sources, the “market flex” provisions) and subject only to the conditions contained in the Debt Commitment Letters, (ii) to satisfy on a timely basis all conditions applicable to Purchaser in such definitive agreements, (iii) to comply with its obligations under the Debt Commitment Letters and (iv) assuming all conditions precedent in the Debt Commitment Letters have been satisfied (or duly waived), consummate or cause the consummation of the Debt Financing contemplated by the Debt Commitment Letters at the Closing. Purchaser shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in the Debt Commitment Letters or in any definitive agreement related to the Debt Financing to be satisfied (or duly waived) or the Debt Financing to be available concurrently with the Closing. Purchaser shall give Parent prompt notice upon becoming aware of any fact that would reasonably be expected to give rise to any material breach by any party to the Debt Commitment Letters or any breach that could impact the amount or availability of financing. Purchaser shall, upon the reasonable request of Parent, provide Parent on a prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letters if such amendment, modification, waiver or remedy would reasonably be expected to impact or delay in any material respect the ability of Purchaser to consummate the transactions contemplated hereby. For the avoidance of doubt, Purchaser (x) may agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Debt Commitment Letters or any definitive agreements related to the Debt Financing to the extent such amendment, supplement, modification or waiver would not (i) reduce the aggregate amount of the Debt Financing (or the cash proceeds available therefrom) below the Required Amount, (ii) impose any material new or additional conditions precedent to the availability and/or initial funding of the Debt Financing, or adversely amend or modify any of the existing conditions precedent thereto, in a manner that would reasonably be expected to result in any of the conditions precedent set forth in the Debt Commitment Letters not being satisfied, or the Debt Financing not being available to the Purchaser, on the Closing Date or (iii) otherwise reasonably be expected to materially prevent, delay or impair the availability of any of the Debt Financing or the ability of Purchaser to obtain the Debt Financing in order to consummate the Transactions at Closing, in each case, as compared to the Debt Commitment Letters as in effect on the date hereof and (y) shall not terminate, or permit the termination of, any Debt Commitment Letter, unless such Debt Commitment Letter is replaced with a new commitment in accordance with paragraph (b) below that, were it structured as an amendment to an existing Debt Commitment Letter, would satisfy the requirements of the foregoing clause (x). Upon any such amendment, supplement or modification of any Debt Commitment Letters in accordance with this Section 5.14(a), Purchaser shall provide a copy thereof to Seller, and references to the “Debt Commitment Letters” shall include such documents as permitted to be amended, supplemented or modified under this Section 5.14(a), and references to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letters as permitted to be amended, supplemented or modified under this Section 5.14(a).

(b)          If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the “market flex” provisions) contemplated in the Debt Commitment Letters, Purchaser shall promptly notify Parent and shall and Purchaser shall, and shall cause its Affiliates to, use best efforts to obtain, as promptly as practicable following the occurrence of such event, replacement commitments in amounts and on terms that will enable Purchaser to consummate the Transactions at Closing; provided that the terms of any such replacement commitments (i) shall not be reasonably likely to materially impair or delay the availability and/or funding of the Debt Financing or the Closing and (ii) shall not have conditionality materially more onerous than that in the Debt Commitment Letters. Purchaser shall deliver to Seller complete and correct copies of all amendments, supplements, other modifications or agreements (including redacted fee letters) pursuant to which any amended, supplemented, modified or replacement commitments shall provide Purchaser with any portion of the Debt Financing. Purchaser shall promptly deliver to Parent true and complete copies of all commitment letters and/or agreements relating to such alternative debt financing (which such commitment letters shall also be deemed to constitute the Debt Commitment Letters).

(c)          Parent agrees to use commercially reasonable efforts to cause Seller or any of its respective Affiliates (including legal and accounting employees) to provide such cooperation as shall be reasonably requested by Purchaser in connection with the Debt Financing, including: (i) participating in a customary and reasonable number of meetings, presentations, due diligence sessions, drafting sessions, road shows and sessions with rating agencies and assisting Purchaser in obtaining ratings as contemplated by the Debt Financing, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, lender presentations, bank information memoranda and similar documents for the Debt Financing, including execution and delivery of customary representation and/or authorization letters in connection with bank information memoranda, (iii) furnishing Purchaser with (y) all financial information regarding the Transferred Entities and the Business reasonably requested and necessary for Purchaser to prepare the pro forma financial statements required pursuant to Section 5 of Exhibit A and clause (c) of Annex III, as applicable, of the Debt Commitment Letters and (z) all other financial and pertinent information as may be reasonably requested by Purchaser to satisfy the terms and conditions set forth in the Debt Commitment Letters; (iv) providing any information necessary to permit the preparation of the Definitive Documents and documents to be delivered pursuant thereto, including the officer’s certificates, customary closing documents and or other financing deliverables, certificates or documents for the Debt Financing as contemplated by the Debt Commitment Letters or as may be reasonably requested by Purchaser (including customary consents of accountants for use of their reports in any materials relating to the Debt Financing) or otherwise reasonably facilitating granting of security and the pledging of collateral, (v) providing any information necessary for the preparation and delivery of, as of the Closing Date, a certificate of the chief financial officer (or other comparable officer) of Purchaser with respect to solvency matters, (vi) assisting Purchaser to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which any Transferred Entity is a party and arranging discussions among Purchaser and the Debt Financing Sources with other parties to material leases, encumbrances and contracts as of the Closing Date, (vii) taking all actions, subject to the occurrence of the Closing Date, reasonably requested by Purchaser that are necessary or customary to permit the consummation of the Debt Financing, and to permit the proceeds thereof, together with cash at any Transferred Entity (not needed for other purposes), to be made available to the Purchaser on the Closing Date to consummate the Transactions, (viii) cooperating with Purchaser in its efforts to obtain accountants’ comfort letters, consents, legal opinions, surveys, appraisals, engineering reports, environmental and other inspections, title insurance and other third-party documentation and items relating to the Debt Financing, as reasonably requested by Purchaser, (ix) assisting in the obtainment of inventory appraisals and field examinations as promptly as practicable, (x) taking all actions reasonably necessary to permit the prospective lenders involved in the Debt Financing to evaluate the Business’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable, (xi) at least five business days prior to the Closing Date, provide information regarding any Transferred Entities reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, to the extent requested in writing at least 10 business days prior to the Closing Date, (xii) obtaining and facilitating the negotiation of the payoff letters referenced in Section 2.4(b)(i)(G), (xiii) permitting the reasonable use by Purchaser and its Affiliates of Parent’s, its Affiliates’ and the Business’s logos for syndication and underwriting, as applicable, of the Debt Financing (subject to advance review of and consultation with respect to such use) and (xiv) reasonably cooperating with the marketing and syndication efforts of Purchaser in connection with all or any portion of the Debt Financing, including reasonable direct contact between senior management, on the one hand, and any actual and potential debt financing sources, on the other hand, and any actions necessary to ensure that Purchaser’s marketing and syndication efforts benefit from Parent’s and its Affiliates’ existing banking relationships; provided that (x) such requested cooperation shall not unreasonably interfere with the ongoing operations of Parent and its Affiliates and (y) the board of directors (or similar body), directors and officers of each of the Parent, the Seller and their respective affiliates shall not be required, prior to the Closing, (A) to adopt resolutions approving the agreements, documents and instruments in connection with the Debt Financing, (B) to execute, prior to the Closing, any agreements, documents or instruments in connection with the Debt Financing that are effective prior to the Closing or (C) to take any action that would subject them to actual or potential liability or make any other payment (other than payments for which the Purchaser is obligated to reimburse the Parent) or incur any other liability or provide or agree to provide any indemnity, guarantee or pledge, in each case, in connection with the Debt Financing. Purchaser shall, promptly upon request by Parent, reimburse Parent for all reasonable and documented out-of-pocket costs (in the case of attorney’s fees, limited to reasonable and documented fees in respect of one firm of outside counsel) incurred by Parent or any of its Affiliates in connection with such cooperation prior to the Closing Date. Purchaser shall indemnify and hold harmless Parent and its Affiliates from and against any Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, in each case except, to the extent suffered or incurred as a result of the bad faith, gross negligence or willful misconduct by Parent, its Affiliates or any of their respective representatives. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 8.2(b) as it applies to Parent and Seller’s obligations under this Section 5.14(c) shall be deemed satisfied unless the Debt Financing has not been obtained primarily as a result of Parent’s or Seller’s Willful Breach of its obligations under this Section 5.14(c).

Section 5.15         Deferred Assets.

(a)          Notwithstanding anything in this Agreement to the contrary, unless and until such consent, waiver, approval or other authorization is obtained, this Agreement shall not constitute an assignment or transfer of any Purchased Asset (including any Contract or Business Permit or any claim, right or benefit arising thereunder or resulting therefrom, in each case, included in the Purchased Assets) if (i) any assignment or transfer thereof (whether by operation of law or otherwise), without the consent, waiver, approval or other authorization of any Person other than Seller or its Affiliates, would constitute a breach or other contravention thereof or be ineffective with respect to any party thereto or would violate any applicable Law and (ii) such consent, waiver, approval or other authorization has not been obtained at or prior to the Closing (each such asset, other than those referred to on Exhibit B of the Letter Agreement that are retained by Parent (or its nominee) in accordance with the terms and conditions of the Letter Agreement, a “Deferred Asset”).

(b)          With respect to any such Deferred Asset, Seller shall (and shall cause its Affiliates to) cooperate with Purchaser and (i) use its commercially reasonable efforts to obtain, or cause to be obtained, all consents, waivers, approvals or other authorizations required to assign or transfer such Deferred Asset to Purchaser (or its designee) and (ii) upon obtaining the requisite consents, waivers, approvals, other authorizations or amendments thereto, assign all rights associated with such Deferred Asset to Purchaser (or its designee), in each case, without the payment of any consideration by Purchaser or any of its Affiliates or agreement by any such Person to any adverse amendments, modifications or waivers of any material terms of any Purchased Assets in order to obtain such consents. Purchaser shall (and shall cause it Subsidiaries to) cooperate with Seller and use its commercially reasonable efforts to obtain such consents, waivers, approvals or other authorizations and approvals only to the extent that the corresponding benefit is actually received by Purchaser or its Subsidiaries.

(c)          If any consent or approval required to assign or transfer any Deferred Asset is not obtained at or prior to Closing, then, for a period of up to thirty-six (36) months following the Closing Date, (x) Seller and Purchaser shall each use commercially reasonable efforts to provide Purchaser and its Affiliates the maximum allowable use of the Deferred Assets (which shall include, at a minimum, the economic benefits and burdens of such Deferred Assets), including by establishing an agency type or other similar arrangement reasonably satisfactory to Purchaser under which Purchaser would obtain, to the fullest extent practicable, the claims, rights and benefits and assume the corresponding liabilities and obligations thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement) and (y) to the extent permitted by Law, Seller shall (and shall cause its Affiliates to) exercise, enforce and exploit, only at the direction of and for the benefit of Purchaser, any and all claims, rights and benefits of Seller or its applicable Affiliate arising in connection with such Deferred Asset. During such period and without further consideration, (i) Seller will (or will cause its applicable Affiliates to) promptly pay, assign and remit to Purchaser when received all monies and other consideration relating to the period after the Closing Date received by it under any Contract or any claim, right or benefit arising thereunder not transferred pursuant to this Section 5.15 and (ii) Purchaser will promptly pay, perform or discharge when due any Liability (including any Tax Liability) arising thereunder after the Closing Date.

(d)          The Parties agree that nothing under this Section 5.15 shall be interpreted to require Purchaser, Parent, Seller or any of their respective Affiliates to pay any amount, incur any obligation in favor of or offer or grant any accommodation (financial or otherwise) in order to obtain any such consents, waivers, approvals or other authorizations.

Section 5.16         No Shop.

(a)          Parent shall, and shall cause its controlled Affiliates and Representatives to (i) immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by Parent or any of its Affiliates or Representatives with respect to any Acquisition Transaction and (ii) with respect to any Person and its Representatives who have received access to any electronic data room granted in connection with any Acquisition Transaction, promptly terminate the access of any such Person and its Representatives to any electronic data room granted in connection with such Acquisition Transaction.

(b)          From the date hereof until the earlier to occur of (x) the valid termination of this Agreement pursuant to the terms and conditions set forth herein and (y) the Closing, Parent shall not, and shall cause its Affiliates (including Seller) and Representatives not to, directly or indirectly, (i) solicit, encourage, initiate, endorse, cooperate with or otherwise encourage or facilitate (including by way of furnishing non-public information or data) any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Transaction, or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Transaction, (ii) conduct any discussions, enter into any negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) other than as required pursuant to applicable Laws or in connection with seeking to obtain any Material Consents, provide any non-public financial or other confidential or proprietary information regarding the Business, the Transferred Entities, the Purchased Units or the Purchased Assets (including this Agreement and any other materials containing Purchaser’s proposed terms and any other financial information, projections or proposals regarding the Business, the Transferred Entities, the Purchased Units or the Purchased Assets) to any Person (other than the Parties and their Representatives) in connection with a proposed Acquisition Transaction, or provide access to any Person to the properties, assets, officers or employees of any of the Transferred Entities or the Business, in each case in connection with an Acquisition Transaction, (iv) approve or recommend any Acquisition Transaction (except the Transactions) or (v) enter into any letter of intent, definitive acquisition agreement, agreement in principle, merger agreement, option agreement, joint venture agreement, partnership agreement or any other similar Contract requiring any of Purchaser, Parent, or Seller to abandon or terminate its obligations hereunder or fail to consummate the Transactions.  If any of Parent, Seller or any of their respective Affiliates or Representatives receives an unsolicited inquiry, proposal or offer by any Person (other than Purchaser) with respect to or relating to an Acquisition Proposal, Parent shall notify Purchaser promptly of such inquiry, proposal or offer and shall provide Purchaser with a copy of such inquiry, proposal or offer to the extent in writing. Parent and Seller shall be jointly and severally responsible for any breach of this Section 5.16 by their respective Representatives or Affiliates.

(c)          Seller and Parent (on behalf of themselves and their Representatives) agree and acknowledge that the time, scope and other provisions of this Section 5.16 have been specifically negotiated by sophisticated commercial parties and specifically hereby agree and acknowledge that such time, scope and other provisions are reasonable under the circumstances and are necessary to induce Purchaser to enter into this Agreement. It is further agreed that other remedies cannot fully compensate Purchaser for a violation by Parent or its Affiliates, subsidiaries or Representatives of the terms of this Section 5.16 and that Purchaser shall be entitled to injunctive relief and specific performance in accordance with Section 11.7 to prevent any such violation or threatened violation or continuing violation by Parent (or any of its Affiliates, subsidiaries or Representatives). It is the intent and understanding of each Party that if, in any Action, any term, restriction, covenant or promise herein is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable to the maximum extent permitted by Law.

Section 5.17         Reorganization.

(a)          Prior to the Closing, Parent will cause the consummation of the Reorganization. Parent and Seller shall afford Purchaser reasonable visibility, cooperation and input on the process surrounding the Reorganization. Parent and Seller shall effect the Reorganization in a manner that is consistent with the steps plan set forth on Exhibit A and terms of this Section 5.17, and shall not, except in the case of any de minimis deviation, deviate therefrom without the prior written consent of Purchaser (such consent not to be unreasonably withheld, delayed or conditioned; and provided that, such consent shall be deemed to have been granted by Purchaser if it does not respond to Parent or Seller’s written notice of any such deviation within five (5) Business Days following receipt thereof).

(b)          Prior to the Closing, Parent and Seller shall take or cause to be taken, at Parent’s and Seller’s sole cost and expense, such action as is necessary or appropriate to transfer, assign or convey (i) any assets owned or held by the Transferred Entities other than those that would constitute Purchased Assets or (ii) any Liabilities or obligations of the Transferred Entities other than those that would constitute Assumed Liabilities, in each case, to Seller or an Affiliate of Seller (other than the Transferred Entities) such that as of the Closing, (x) the assets owned or held by the Transferred Entities consist solely of assets that would otherwise constitute Purchased Assets and (y) the Liabilities and obligations of the Transferred Entities consist solely of Liabilities and obligations that would otherwise constitute Assumed Liabilities.

Section 5.18         Stockholder Meeting and Hong Kong Announcements.

(a)          Parent shall (i) issue and publish an announcement relating to this Agreement in accordance with the Hong Kong Listing Rules within five (5) Business Days from the date of this Agreement, (ii) use commercially reasonable efforts to issue and publish a circular, proxy form and notice of special general meeting (the “Issued Materials”), to its stockholders as required by and in accordance with the Hong Kong Listing Rules; and (iii) use commercially reasonable efforts to hold a special general meeting of its stockholders to approve the Transactions (the “Stockholder Meeting”) as required by and in accordance with the Hong Kong Listing Rules.

(b)          The Issued Materials (or, in each case, any amendment or supplement thereto) will comply with the applicable requirements of the Hong Kong Listing Rules, including the requirement that the circular is accurate and complete in all material respects and not misleading or deceptive.

(c)          Prior to publishing the Issued Materials, Parent will provide Purchaser with a reasonable opportunity to review and comment on such document, and shall consider in good faith comments reasonably proposed by Purchaser and its Representatives.

(d)          Parent shall pass on to the Purchaser or its Representatives any comments received from the Hong Kong Stock Exchange in relation to the Purchaser or any information specifically relating to the Purchaser in any of the Issued Materials.

Section 5.19         Purchaser Stockholder Approval and Consent Solicitation.

(a)          Purchaser and its Affiliates shall (i) use their respective reasonable best efforts to obtain, as promptly as reasonably possible (but in any event with five (5) Business Days from the date of this Agreement), such additional consents from holders of common stock of Purchaser, such that together with those consents delivered pursuant to the voting and support agreements referred to in Section 4.2, all such consents represent a majority of the issued and outstanding shares of common stock of Purchaser entitled to vote in connection with the matters contemplated by the Parent Stockholder Approval, (ii) use their respective reasonable best efforts to, as promptly as possible thereafter (and in no event later than twenty (20) Business Days from the date of this Agreement), file a preliminary information statement (the “Preliminary Information Statement”) pursuant to Section 14(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) with the U.S. Securities and Exchange Commission (the “SEC”) and, thereafter, to respond to any comments made by the SEC to the Preliminary Information Statement as promptly as possible; and (iii) upon clearance of the Preliminary Information Statement by the SEC (with such amendments, if any, as may be required by the SEC) (the “Final Information Statement”), mail such Final Information Statement to Purchaser stockholders in accordance with requirements of the Exchange Act and the General Corporation Law of the State of Delaware (the “DGCL”) as promptly as practicable thereafter.

(b)          The Preliminary Information Statement and the Final Information Statement (and, in each case, any amendment or supplement thereto) will comply with the applicable requirements of the Exchange Act and DGCL, including the requirement that such documents do not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the same meeting or subject matter which has become false or misleading.

(c)          Prior to filing the Preliminary Information Statement with the SEC, Purchaser will provide Parent with a reasonable opportunity to review and comment on such document, and shall consider in good faith comments reasonably proposed by Parent and its Representatives.

(d)          Purchaser shall pass on to Parent or its Representatives any comments received from the SEC in relation to Parent or any information specifically relating to Parent in any of the Preliminary Information Statement (or any amendment thereto).

Section 5.20         Lien Releases. Prior to the Closing Date, Parent and Seller shall deliver to Purchaser evidence of the release of all Liens (other than Permitted Liens) relating to the Business, the Purchased Assets and the Transferred Entities that are the subject of the Transactions being consummated on the Closing Date.

Section 5.21         Obligations of Parent and Seller. Parent shall take all action necessary to cause Seller to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement. Parent shall be responsible for any breach of this Agreement by Seller as if such breach was a breach by Parent, and Seller shall be responsible for any breach of this Agreement by Parent as if such breach was a breach by Seller.

Section 5.22         Insurance. In respect of events or circumstances that existed prior to the Closing, and relate to Purchased Assets and/or Assumed Liabilities, that are covered by Parent’s or Seller’s or their Affiliates’ (other than the Transferred Entities) occurrence-based liability insurance policies issued by third party commercial insurers (the “Occurrence Policies”), on the request of Purchaser, Parent or Seller (as appropriate) shall, to the extent permitted by such Occurrence Policies, make claims thereunder on Purchaser’s behalf; provided that: (a) Purchaser shall reimburse the Seller and Parent and their Affiliates for all increased insurance costs incurred by Seller and Parent and their Affiliates as a result of any such claims (including, without limitation, premium adjustments, whether retrospective or otherwise), and (b) Purchaser shall bear (and neither Seller nor Parent nor their Affiliates shall be responsible for) all deductibles or retentions associated with any such claims. For the avoidance of doubt, nothing in this Section 5.22 shall: (i) limit in any respect Seller or Parent or their Affiliates right to control their insurance policies and programs, including the right to exhaust, release, commute, buy-back or otherwise impair and settle its and their insurance policies and programs, and to settle or otherwise resolve any disputes, in each case, in its and their sole discretion, (ii) provide Purchaser with any rights to make claims directly in respect of any insurance program or policy of Seller or Parent or their Affiliates or (iii) be deemed a representation or warranty as to the recoverability under the Occurrence Policy in respect of any claim made by Seller on Purchaser’s behalf pursuant to the first sentence hereof. The use of the Occurrence Policies is subject to the deductible and policy limits set forth therein (such amounts to be allocated ratably based on the actual usage of the Occurrence Policies).

Section 5.23         Shared Locations. Prior to the Closing, each of Parent and Seller shall, and shall cause each Transferred Entity to, use commercially reasonable efforts to enter into, and Purchaser shall use commercially reasonable efforts to cooperate with such efforts in entering into, any mutual agreeable sublease, license or space sharing agreement to the extent required under the applicable Real Property Lease to effectuate the transactions contemplated by the Transition Services Agreement for the access, use and occupancy of the Shared Locations.

Section 5.24         Preparation of Audited Financial Statements for the Business. From and after the date hereof, Parent and Seller shall provide Purchaser and the Transferred Entities with such reasonable assistance as they may request from time to time (at Purchaser’s sole cost and expense) in connection with the preparation of financial statements and other similar financial information to the extent necessary for Purchaser to comply with its obligations under applicable U.S. securities Laws (including, but not limited to such financial information as is reasonably necessary to prepare customary pro forma financial statements after giving effect to the Transactions), taking into account any information and assistance already provided by Parent and Seller in connection with its obligations under Section 5.14(c).

Section 5.25         Licensor Audits. With respect to any audit conducted by a licensor pursuant to the terms of an Acquired License Agreement, which audit pertains to periods both prior to and following the Closing, the Party that has the greatest potential economic exposure to such audit (taking into account whether the result of such audit would constitute Assumed License Agreement Liabilities, based on the risk allocation structure under this Agreement) (the “Audit Party”) shall assume responsibility for responding to such audit and the other Party (the “Non-Audit Party” ) shall, acting in good faith, provide any co-operation as is reasonably requested by the Audit Party in connection with its response to such audit; provided that, the Audit Party shall not enter into a settlement or compromise with respect to such audit if such settlement or compromise will result in any economic exposure for the Non-Audit Party, without the prior written consent of the Non-Audit Party (such consent not to be unreasonably withheld, delayed or conditioned).

Article VI

EMPLOYEE MATTERS COVENANTS

Section 6.1           Business Employees. At least two (2) Business Days prior to the Closing and in accordance with the steps set forth in the Reorganization, Parent and Seller shall, and shall cause their respective Affiliates to, transfer the employment of each Business Employee based in the United States to Newco (each Business Employee whose employment is so transferred and remains employed by Newco as of the Closing, a “Continuing Employee”).

Section 6.2           No Third-Party Beneficiaries. The provisions of this Article VI are solely for the benefit of the Parties to this Agreement, and no Business Employee, Former Business Employee, Continuing Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement as a result of this Article VI. In no event shall any provision of this Article VI be deemed to create or amend any employee benefit plan or to create any enforceable rights under any such plan.

Article VII

TAX MATTERS

Section 7.1           Tax Indemnity by Seller.

(a)          Seller or Parent shall pay or cause to be paid, and, jointly and severally, shall indemnify Purchaser and its Affiliates (including the Transferred Entities, effective from and after Closing) (each, a “Purchaser Tax Indemnitee”) and hold each Purchaser Tax Indemnitee harmless from and against (i) any Excluded Taxes, (ii) any Taxes attributable to any breach of any covenant or agreement of, or any representation or warranty in Section 3.12 made by, Seller contained in this Agreement without regard to the terms “material,” “materiality,” “Material Adverse Effect,” and other similar or correlative qualifications, (iii) any Transfer Taxes that Seller is responsible for under Section 7.11 and (iv) all costs and expenses, including reasonable advisory fees and expenses, attributable to any item described in clauses (i) through (iii) of this Section 7.1(a).

(b)          From and after the Closing Date, Purchaser shall indemnify and hold Seller and its Affiliates harmless from and against (i) any Taxes of the Transferred Entities, Purchased Assets, or the Business other than amounts for which a Purchaser Tax Indemnitee is indemnified under Section 7.1(a), to the extent such Taxes relate solely to the Post-Closing Period (ii) any Taxes resulting from a breach of any obligation of Purchaser and its Affiliates (including the Transferred Entities, effective from and after Closing) set forth in this Article VII, (iii) any Incremental Section 338 Liability and (iv) all costs and expenses, including reasonable advisory fees and expenses, attributable to any item described in clauses (i) through (iii) of this Section 7.1(b).

Section 7.2           Straddle Periods. For purposes of this Agreement, in the case of any Straddle Period, the Parties shall, to the extent permitted or required under applicable Law, elect with the relevant Governmental Entity to treat a portion of any Straddle Period as a short Tax period ending as of the close of business on the Closing Date. For any Tax period that does not close on the Closing Date, unless otherwise required under applicable Law, (i) property Taxes or other ad valorem Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than those described in clause (i)) allocable to the Pre-Closing Tax Period shall be computed on a “closing of the books” basis as if such Taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period. For purposes of the foregoing, each Subsidiary of a Transferred Entity that is classified as a “flow-through” entity shall be treated as if the taxable year of such entity had ended as of the close of business on the Closing Date. For the absence of doubt, in the case of a Straddle Period of a CFC, the amount includible under Section 951(a) of the Code (and any related foreign Tax credit under Section 960 of the Code) in respect of such CFC that is attributable to the Pre-Closing Tax Period portion of the Straddle Period shall be determined on a “closing of the books” basis as if the taxable year of the CFC had ended as of the close of business on the Closing Date.

Section 7.3           Filing Responsibility.

(a)          Seller shall, at its own cost, timely prepare and file, or shall cause to be timely prepared and filed, in accordance with applicable Law, (i) any Combined Tax Return and (ii) any Tax Return required to be filed by or with respect to any of the Transferred Entities, the Purchased Assets or the Business that is due (including extensions) on or before the Closing Date (a “Seller Return”). Seller shall timely pay or shall cause the timely payment of all Taxes shown to be due on the Seller Returns. Each Seller Return described in clause (ii) of the second preceding sentence shall be prepared in a manner consistent with past practice, accounting methods and elections of the Transferred Entities, unless otherwise required by law.

(b)          Subject to Section 7.3(c), Purchaser shall, at its own cost, timely prepare and file, or shall cause to be timely prepared and filed, in accordance with applicable Law, all Tax Returns required to be filed by or with respect to the Transferred Entities, the Purchased Assets or the Business other than any such Tax Returns that are the responsibility of Seller under Section 7.3(a). In the case on any such Tax Return that (i) is for a Pre-Closing Tax Period ending on or before the Closing Date (a “Purchaser Pre-Closing Tax Return”) or (ii) is for a Straddle Period (any Tax Return described in clause (ii), a “Purchaser Straddle Period Tax Return,” and together with any Tax Return described in clause (i), the “Purchaser Tax Returns”), Purchaser shall prepare or cause to be prepared any such Purchaser Tax Return in a manner consistent with past practice, accounting methods and elections of the members of the Seller Group and the Transferred Entities prior to the Closing, except to the extent not reflecting a position that is “more likely than not” correct. Notwithstanding any other provision in this Agreement, Purchaser shall not, and shall cause its Affiliates not to, amend or revoke after submission any Purchaser Tax Return or Seller Return without the prior written consent of Seller (which consent shall not be unreasonably conditioned, withheld or delayed).

(c)          In the case of any Purchaser Tax Return, Purchaser shall, or shall cause the Transferred Entities to, deliver to Seller for its review, comment and approval (which approval shall not be unreasonably conditioned, withheld or delayed) a copy of such proposed Purchaser Tax Return (accompanied, in the case of any Purchaser Straddle Period Tax Return, by an allocation between the Pre-Closing Tax Period and the Post-Closing Period of the Taxes shown to be due on such Tax Return) at least thirty (30) Business Days prior to the due date therefor (taking into account extensions). In the case of any such Purchaser Tax Return that is a Purchaser Pre-Closing Tax Return, Purchaser shall accept and reflect on such Purchaser Pre-Closing Tax Return any comments provided by Seller in writing at least fifteen (15) Business Days (taking into account extensions) before such due date (and, in the event no written comments have been so provided by Seller, Seller shall be deemed to have approved the copy of the Tax Return delivered pursuant to the preceding sentence). In the case of any such Purchaser Tax Return that is a Purchaser Straddle Period Tax Return, Purchaser shall accept and reflect on such Purchaser Straddle Period Tax Return any reasonable comments provided by Seller in writing at least ten (10) Business Days before such due date (and, in the event no written comments have been so provided by Seller, Seller shall be deemed to have approved the copy of the Tax Return delivered pursuant to the preceding sentence). If Purchaser disputes any of Seller’s comments to any such Purchaser Straddle Period Tax Return, Purchaser shall notify Seller of such disputed items (or items) and Seller and Purchaser shall act in good faith to resolve any such dispute prior to the due date for filing the relevant Purchaser Straddle Period Tax Return (taking into account extensions). If Seller and Purchaser cannot resolve any disputed item, the item in question shall be resolved by an accounting firm mutually acceptable to Seller and Purchaser in accordance with the terms of this Agreement. The fees and expenses of such accounting firm shall be borne equally by Seller and Purchaser. No later than five (5) Business Days prior to the due date (taking into account extensions) of any Purchaser Tax Return delivered to Seller pursuant to this Section 7.3(c), Seller shall pay to Purchaser the amount of Excluded Taxes shown to be due thereon.

Section 7.4           Tax Contests. (a) If any taxing authority asserts a Tax Claim, then a Party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties to this Agreement; provided, however, that the failure of such Party to give such prompt notice shall not relieve any other Party of any of its obligations under this Article VII, except to the extent that the other Party is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.

(b)          Seller shall have the sole right to control any audit, examination, contest, litigation or other proceeding by or against any taxing authority (a “Tax Proceeding”) with respect to (i) any Combined Tax Return, (ii) any Tax Return of or Taxes imposed on or with respect to Seller, any member of the Seller Group or any of their respective Affiliates (including, prior to Closing the Transferred Entities), (iii) any Tax Return of or Taxes imposed on or with respect to any of the Transferred Entities for a taxable period ending on or before the Closing Date, and (iv) any Tax Return or Taxes imposed on or with respect to the Purchased Assets, the Assumed Liabilities or the Business for a taxable period ending on or before the Closing Date, provided, however, that in the case of a Tax Proceeding described in clause (iii) or (iv), (A) Seller shall inform Purchaser of its election to control such Tax Proceeding within 10 days of receiving notice thereof and, thereafter, (B) Seller shall diligently prosecute such Tax Proceeding in good faith, (C) Seller shall keep Purchaser reasonably informed of the status of developments with respect to such Tax Proceeding and (D) Seller shall not settle or concede any such Tax Proceeding without the prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) of Purchaser if such settlement or concession could reasonably be expected to have the effect of materially increasing the Tax Liability of (or materially decreasing any Tax asset available to) a Purchaser Tax Indemnitee.

(c)          Purchaser shall have the right to control any Tax Proceeding involving the Transferred Entities other than any Tax Proceeding described in Section 7.4(b); provided that, in the case of any such Tax Proceeding with respect to (i) any Tax Return of or Taxes imposed on or with respect to any of the Transferred Entities for a Straddle Period, (ii) any Tax Return or Taxes imposed on or with respect to the Purchased Assets, the Assumed Liabilities or the Business for a Straddle Period or (iii) Excluded Tax, (A) Purchaser shall inform Seller in a timely manner and in reasonable detail about the conduct of such Tax Proceeding; (B) Purchaser shall consult with Seller before taking any significant action in connection with such Tax Proceeding and offer Seller an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (C) Purchaser shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (D) Seller shall be entitled, at its own expense, to participate in such Tax Proceeding, and (E) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.5           Combined Returns and Seller Returns. Notwithstanding any other provision of this Agreement, (a) Seller shall be entitled to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Combined Tax Return or any other Tax Return of Seller, any other member of the Seller Group or any of their respective Affiliates and (b) Seller shall not be required to provide any person with any such Combined Tax Return or other Tax Return of Seller, any other member of the Seller Group or any of their respective Affiliates or copy thereof (provided, however, that to the extent that any such Tax Return would be required to be delivered but for this Section 7.5, Seller shall instead deliver a pro forma Tax Return relating solely to the Transferred Entities, the Business or the Purchased Assets, as applicable).

Section 7.6           Cooperation and Exchange of Information. Not more than sixty (60) days after the receipt of a reasonable written request from Seller for a customary package of Tax information materials, Purchaser shall, and shall cause its Affiliates to, provide to Seller a package of Tax information materials, including schedules and work papers, reasonably required by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Entities. Purchaser shall prepare such package in a manner consistent with Seller’s past practice. Each Party to this Agreement shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (a) filing any Tax Return, amended Tax Return or claim for refund; (b) determining a Liability for Taxes or an indemnity obligation under this Article VII or a right to refund or credit of Taxes; (c) conducting any Tax Proceeding; or (d) determining an allocation of Taxes between a Pre-Closing Tax Period and Post-Closing Period. Such cooperation and information shall include providing reasonably requested powers of attorney and copies of all relevant Tax Returns and other relevant schedules, work papers, records and other documents. Each Party shall (and shall cause its Affiliates to) retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters of the Transferred Entities with respect to any Pre-Closing Tax Period until the later of (i) the expiration of the relevant statute of limitations or (ii) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, a Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

Section 7.7           Coordination. Claims for indemnification with respect to Taxes shall be governed exclusively by this Article VII and the provisions of Article X (other than Section 10.1, Section 10.3(b), Section 10.6, Section 10.7, Section 10.8 and Section 10.9) shall not apply.

Section 7.8           Survival. The indemnification obligations contained in this Article VII shall survive the Closing Date until the expiration of the applicable statutory periods of limitation.

Section 7.9           Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), Seller, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under this Article VII or Article X as an adjustment to the purchase price for Tax purposes.

Section 7.10         Purchase Price Allocation. Seller and Purchaser agree to allocate the Purchase Price and the Assumed Liabilities (and other relevant amounts) among the Purchased Units and the Purchased Assets in a manner consistent with and as provided in Section 7.12 (the “Purchase Price Allocation”). The Purchase Price Allocation shall be binding upon Purchaser and Seller. Except to the extent required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), (a) Seller and Purchaser shall file, and shall cause their respective Affiliates to file, all Tax Returns (including, without limitation, IRS Form 8594 and any corresponding state, local, or foreign tax form) in a manner consistent with the Purchase Price Allocation and (b) Seller and Purchaser shall not, and shall cause their respective Affiliates not to, take any position in any Tax Proceeding or otherwise inconsistent therewith.

Section 7.11         Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Seller, on the one hand, and Purchaser, on the other hand, shall each be responsible for fifty percent (50%) of any sales, use, transfer (including any indirect real estate transfer), documentary, stamp, value-added or similar Taxes and related fees (“Transfer Taxes”) imposed on the sale or transfer of the Purchased Units and the Purchased Assets pursuant to this Agreement or the entering into of this Agreement. Seller shall prepare and file any Tax Returns with respect thereto.

Section 7.12          Tax Elections.

(a)          Seller and Purchaser shall join in making an election under Section 338(h)(10) of the Code (and any corresponding equivalent elections under state, local or non-US tax law) (a “Section 338(h)(10) Election”) with respect to the deemed purchase and sale of the units of the Transferred Entities listed on Section 7.12 of the Seller Disclosure Schedule under this Agreement such that Purchaser is treated as acquiring the assets of those Transferred Entities for U.S. federal income, state, local and/or franchise tax purposes. Except as otherwise provided herein, Seller shall include in all relevant Tax calculations and filings any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election, including any Tax imposed under Treasury Regulations Section 1.338(h)(10)-1.

(b)          Within thirty (30) days after the final resolution of Purchase Price under Section 2.5, Purchaser shall deliver a draft allocation of the “aggregate deemed sales price” (“ADSP,” and such allocation, the “ADSP Allocation”) with respect to the assets of the Transferred Entities to Seller for Seller’s review and consent. Such allocation shall be in accordance with Section 338 of the Code and the applicable Treasury Regulations promulgated thereunder or comparable provisions for state, local and foreign Tax law. If, within thirty (30) days after the receipt of the draft ADSP Allocation, Seller notifies Purchaser in writing that Seller disagrees with the ADSP Allocation, then the parties shall attempt in good faith to resolve their disagreement within ten (10) days following Seller’s notification to Purchaser of such disagreement. If Seller does not so notify Purchaser within thirty (30) days of receipt of the draft allocation, or upon resolution of the disputed items by the parties, such allocation shall become final. If the parties are unable to resolve their disagreement within the ten (10) days following any such notification by Seller, then the parties shall submit all such disputed items for resolution to the Independent Accountant, whose decision shall be final and binding upon the parties and whose fees and expenses shall be borne equally by the parties. The parties shall act in good faith to cause the Independent Accountant to determine the final ADSP Allocation twenty (20) days after such submission.

(c)          Upon notice by Seller, Purchaser shall, pay to Seller, in cash, the amount of additional consideration necessary to cause Seller Group’s net after state and local income tax (but without regard to federal income tax) consideration received from the sale of the stock of the Transferred Entities with the Section 338(h)(10) Election to be equal to the net after state and local income tax (but without regard to federal income tax) consideration that would have been received by Seller Group pursuant to this Agreement had the Section 338(h)(10) Election not been made, taking into account all appropriate state and local Tax implications but without regard to any federal income Tax implications, and as calculated in accordance with the provisions of this Section 7.12(c) and Section 7.12(d) (the “Incremental Section 338 Liability”), provided, however, that the Incremental Section 338 Liability shall not be greater than $2,500,000 or less than zero.

(d)          Within thirty (30) days after the ADSP Allocation becomes final, Seller shall provide Purchaser with a schedule computing the amount of the Incremental Section 338 Liability. Such schedule shall be consistent with the final ADSP Allocation. In making such calculation, the highest corporate state and local tax rates to which the applicable parent of the group (or groups) of which the Transferred Entities are members for state and local tax purposes is subject shall be used and any other items of income, deduction, gain, loss, or credits of such group (or groups) shall be ignored. Seller shall cooperate with the Purchaser in reviewing the calculations and shall provide the Purchaser reasonable access to the supporting documentation for the calculation of the Incremental Section 338 Liability.

(e)          If the Purchaser disagrees with the Seller’s calculation of the Incremental Section 338 Liability and the parties are unable to resolve their disagreement within twenty (20) days of receipt of the schedule, the parties shall refer such dispute to the Independent Accountant whose decision shall be final and binding and whose fees and expenses shall be borne equally by Seller and Purchaser. The parties shall act in good faith to cause the Independent Accountant to determine the Incremental Section 338 Liability within twenty (20) days after such submission. Purchaser shall pay to Seller the amount of such Incremental Section 338 Liability within ten (10) days after the final determination of the Incremental Section 338 Liability.

(f)           In connection with the Section 338(h)(10) Election (or as soon thereafter as reasonably practicable), the Parties shall file all federal, state, local and other forms necessary to make the Section 338(h)(10) Election jointly and shall make any required filings and take any and all other reasonable actions necessary or appropriate to effect the Section 338(h)(10) Election. Seller shall include in Seller’s income Tax Returns for the taxable period, which includes the Closing Date, any forms that are required to be so included on account of the Section 338(h)(10) Election. Seller and Purchaser shall cooperate fully, and in good faith, with each other in making the Section 338(h)(10) Election. No later than ninety (90) days after the Closing Date, Purchaser and Seller shall sign and date IRS Form 8023 or a signature schedule attached thereto, shall provide their taxpayer identification numbers, shall sign any corresponding state or local forms required in connection with the Section 338(h)(10) Election, and shall provide any other information required by Form 8023 and any corresponding state or local form. All such forms to be signed shall be prepared by Purchaser. Purchaser shall retain and promptly file the executed IRS Form 8023 and corresponding state and local forms and shall provide to Seller a copy of each such form.

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1           Conditions to Obligation of Each Party to Close. The respective obligations of each Party to consummate the Transactions shall be subject to the satisfaction or, to the extent permitted by Law, written waiver by each of Purchaser, in its sole discretion, and Parent, in its sole discretion, in each case, at or prior to the Closing of the following conditions:

(a)          Antitrust Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) all filings, authorizations, consents and approvals of or expirations of waiting periods imposed pursuant to the antitrust or competition laws and/or foreign investment control laws set forth on Section 8.1(a) of the Seller Disclosure Schedule shall have been obtained or filed or shall have occurred.

(b)          No Injunctions. No Action commenced by a Governmental Entity which seeks, directly or indirectly, to challenge or make illegal or otherwise enjoin, prohibit, prevent or restrain the consummation of the Transactions, shall have been commenced or be continuing. No Order, legal restraint or prohibition, whether temporary, preliminary or permanent, shall be entered, enacted, promulgated, enforced or issued by any Governmental Entity, or shall otherwise be in effect, that would or could reasonably be expected to, directly or indirectly, challenge or make illegal or otherwise enjoin, prohibit, prevent or restrain the consummation of the Transactions.

(c)          Stockholder Approval. Each of (i) the Parent Stockholder Approval and (ii) the Purchaser Stockholder Approval shall have been obtained.

Section 8.2           Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to consummate the Transactions shall be subject to the satisfaction or written waiver by Purchaser, in its sole discretion, on or prior to the Closing Date of all of the following conditions:

(a)          Representations and Warranties. (i) The Fundamental Representations shall be true and correct in all respects as of the date hereof and on and as of the Closing Date, as if made at and as of such date (other than the Fundamental Representations made as of a specified date, which shall be true and correct as of the date specified), (ii) the representation and warranty of Parent and Seller set forth in Section 3.14(a) shall be true and correct without regard to the term “material” and other similar qualifications, in all material respects, as of the date hereof and on and as of the Closing Date, and (iii) the other representations and warranties of Parent and Seller set forth in this Agreement shall be true and correct as of the date hereof and on and as of the Closing Date, as if made at and as of such date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified) and without regard to the terms “material,” “materiality,” “Material Adverse Effect,” and other similar or correlative qualifications, except for breaches and inaccuracies that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b)          Covenants and Agreements. Each of Parent and Seller shall have performed in all material respects its covenants, agreements and other obligations set forth in this Agreement to be performed at or prior to the Closing and complied in all material respects with all the terms, provisions and conditions of this Agreement and the other Ancillary Agreements to be complied with and performed by Parent and Seller at or before the Closing, in each case without regard to the terms “material,” “materiality,” “Material Adverse Effect,” and other similar or correlative qualifications.

(c)          No MAE. No Material Adverse Effect shall have occurred or be occurring.

(d)          Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, certifying that the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied in all respects.

(e)          Secretary’s Certificate. Parent shall have delivered to Purchaser a certificate of a secretary or other authorized signatory of Seller enclosing a copy of (i) Parent’s and Seller’s certificate of incorporation and certificates of incorporation, certificates of formation or other similar constitutional documents of the Transferred Entities, (ii) Parent’s and Seller’s by-laws and similar governing documents of the Transferred Entities, (iii) resolutions of the board of directors (or similar governing body) of each of Parent and Seller authorizing the execution, delivery and performance of this Agreement and the other Ancillary Agreements to which any of Parent, Seller or the Transferred Entities is or will be a party and (iv) true and correct copies of all documents, filings and agreements giving effect to the Reorganization.

(f)           Closing Deliveries. Parent and Seller shall have made each of the deliveries contemplated by Section 2.4(b)(i).

(g)          Reorganization. The Reorganization shall have been consummated.

Section 8.3           Conditions to Seller’s Obligation to Close. The obligations of Parent and Seller to consummate the Transactions shall be subject to the satisfaction or written waiver of Parent, in its sole discretion, on or prior to the Closing Date of all of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches and inaccuracies that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to timely execute, deliver or perform this agreement or any Ancillary Agreement, or to consummate the transactions contemplated hereby or thereby.

(b)          Covenants and Agreements. Purchaser shall have performed in all material respects its covenants, agreements and other obligations set forth in this Agreement or in any other Ancillary Agreements to be performed at or prior to the Closing and complied in all material respects with all the terms, provisions and conditions of this Agreement and the other Ancillary Agreements to be complied with and performed by Purchaser at or before the Closing, in each case without regard to the terms “material,” “materiality,” “Material Adverse Effect,” and other similar or correlative qualifications.

(c)          Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, certifying that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)          Secretary’s Certificate. Purchaser shall have delivered to Parent a certificate of a secretary or other authorized signatory of Purchaser enclosing a copy of (i) its certificate of incorporation, (ii) its by-laws and (iii) resolutions of Purchaser’s board of directors authorizing Purchaser to enter into this Agreement and the other Ancillary Agreements to which Purchaser is or will be a party and to consummate the Transactions.

(e)          Closing Deliveries. Purchaser shall have made each of the deliveries contemplated by Section 2.4(b)(ii).

Section 8.4           Frustration of Closing Conditions. Neither Purchaser nor Seller may rely, either as a basis for not consummating the Transactions (to the extent applicable) or terminating this Agreement and abandoning the Transactions (to the extent applicable), on the failure of any condition set forth in this Article VIII, as the case may be, to be satisfied to excuse it from its obligation to effect the Transactions (to the extent applicable) if such failure was caused by such Party’s (which, in the case of Parent, shall include Seller) material breach of this Agreement.

Section 8.5           No Financing Condition. Purchaser acknowledges and agrees that obtaining financing (debt, equity or otherwise, from any Person, including the Financing) is not a condition to its obligations to consummate the transactions contemplated hereby at the Closing; provided, however, that the Parties further acknowledge and agree that Parent’s or Seller’s, as the case may be, ability to compel specific performance shall be subject to the limitations set forth in Section 11.7.

Article IX

TERMINATION

Section 9.1           Termination. This Agreement may be terminated at any time prior to the Closing (notwithstanding the Parent Stockholder Approval having been obtained):

(a)          by mutual written agreement of Purchaser and Parent;

(b)          by either Purchaser or Parent if Closing has not occurred before 5:00 p.m. New York City Time on October 31, 2018 (the “End Date”); provided that, the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to Purchaser or Parent, as the case may be, if such Party is in material breach of its obligations under this Agreement;

(c)          by either Purchaser or Parent if (i) consummation of the transactions contemplated hereby would violate, or otherwise be illegal under, any non-appealable final Order of any Governmental Entity; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(c)(i) shall have taken all action to prevent the entry of such Order to the extent required by and subject to Section 5.3 or (ii) any applicable Law permanently restrains, enjoins or prohibits or otherwise makes illegal the consummation of the Transactions, and such Law becomes effective (and final and non-appealable);

(d)          by Purchaser if any representation or warranty of Parent or Seller set forth in this Agreement shall have become untrue in any material respect or if there is any material breach of any covenant or agreement on the part of Parent or Seller set forth in this Agreement, such that, if occurring on the Closing Date, the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Parent or Seller, as applicable, then, for a period of up to: (i) one (1) Business Day after receipt by Parent of written notice from Purchaser of such breach, in the case of such breach being Parent and/or Seller’s failure to consummate the Closing when required to do so pursuant to Section 2.4; or (ii) thirty (30) days after receipt by Parent of written notice from Purchaser of such breach, in the case of any other breach by Parent or Seller (the “Seller Cure Period”), such termination shall not be effective, it being agreed and understood that such termination shall become effective without the need for any further action by any Person, only if the Terminating Seller Breach is not then cured, on the date that is the earlier of (x) the End Date and (y) the end of the Seller Cure Period; provided that the right to terminate the Agreement under this Section 9.1(d) shall not be available to Purchaser if Purchaser is then in material breach of this Agreement such that the condition specified in Section 8.3(a) or Section 8.3(b) is unable to be satisfied;

(e)          by either Purchaser or Parent if the Stockholder Meeting (including any adjournments and postponements thereof) shall have concluded without the Parent Stockholder Approval having been obtained;

(f)           by Parent if any representation or warranty of Purchaser set forth in this Agreement shall have become untrue in any material respect or if there is any material breach of any covenant or agreement on the part of Purchaser set forth in this Agreement, such that, if occurring on the Closing Date, the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing (a “Terminating Purchaser Breach”), except that, if any such Terminating Purchaser Breach is curable by Purchaser, then, for a period of up to: (i) one (1) Business Day after receipt by Purchaser of written notice from Parent of such breach, in the case of such breach being Purchaser’s failure to consummate the Closing when required to do so pursuant to Section 2.4; or (ii) thirty (30) days after receipt by Purchaser of written notice from Parent of such breach, in the case of any other breach by Purchaser (the “Purchaser Cure Period”), such termination shall not be effective, it being agreed and understood that such termination shall become effective without the need for any further action by any Person, only if the Terminating Purchaser Breach is not then cured, on the date that is the earlier of (x) the End Date and (y) the end of the Purchaser Cure Period; provided that the right to terminate the Agreement under this Section 9.1(f) shall not be available to Parent if Parent or Seller is then in material breach of this Agreement such that the condition specified in Section 8.2(a) or Section 8.2(b) is unable to be satisfied;

(g)          by Parent if (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived in writing by Purchaser (other than those conditions which by their terms or nature are to be satisfied at the Closing and each of which would be satisfied at the Closing if there was a Closing), (ii) Parent has given written notice to Purchaser no earlier than the date on which the Closing should have occurred pursuant to Section 2.4 that it is ready, willing and able to consummate the Closing, and (iii) Purchaser has failed to consummate the Closing within one (1) Business Day of receipt of such notice; or

(h)          by Purchaser, during the period from and after such date that all of the conditions set forth in Article VIII have been satisfied or waived in writing (other than those conditions which by their terms or nature are to be satisfied at the Closing and each of which would be satisfied at the Closing if there were a Closing), through and including the Business Day that is five (5) Business Days prior to the End Date, if the aggregate amount of Consent Fees to be paid by Purchaser shall exceed the amount set forth on Section 9.1(h) of the Seller Disclosure Schedule; provided that the right to terminate the Agreement under this Section 9.1(h) shall not be available to Purchaser if Purchaser is then in material breach of this Agreement such that the condition specified in Section 8.3(a) or Section 8.3(b) is unable to be satisfied.

(i)          In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to this Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party to this Agreement.

Section 9.2           Effect of Termination. Notwithstanding anything to the contrary herein, if this Agreement is validly terminated pursuant to Section 9.1, it will become null and void and of no further force and effect, with no Liability or obligation on the part of any Party (or any of their respective direct or indirect, former, current or future general or limited partners, equity holders, managers, members, directors, officers, employees, Affiliates, representatives or agents or any of the successors or assigns of the foregoing), except that, the provisions of Section 5.2, Article I, this Section 9.2, Section 9.3, Section 9.4, Section 9.5 and Article XI will survive any valid termination of this Agreement; provided, however, that, subject to the foregoing provisions, nothing herein shall relieve any Party from Liability from damages of any kind incurred or suffered by any other Party to this Agreement as a result of any Willful Breach by such Party prior to such valid termination of this Agreement or such Party’s fraud prior to such valid termination of this Agreement.

Section 9.3           Parent Termination Fee. If this Agreement is validly terminated by Purchaser pursuant to Section 9.1(d) as a result of a breach by Parent, Seller (or any of their respective Affiliates) that constitutes a Willful Breach of this Agreement prior to such valid termination, Parent shall cause to be paid to Purchaser (or one or more of its designees) an amount in cash equal to $5,000,000 in immediately available funds (the “Parent Termination Fee”) within two (2) Business Days of such valid termination. Notwithstanding anything to the contrary herein, under no circumstances shall (A) (i) Parent, Seller or any other Person pay the Parent Termination Fee, if, as and when due under this Section 9.3, more than once (in the aggregate) or (ii) Purchaser or its Affiliates be entitled to seek monetary damages in an amount that exceeds the amount of the Parent Termination Fee and (B) Purchaser and its Affiliates be entitled to both the Termination Fee, if, as and when due under this Section 9.3, on the one hand, and any monetary damages, on the other hand.

Section 9.4           Reverse Termination Fee; Purchaser Termination Fee.

(a)          If this Agreement is (i) validly terminated by Parent pursuant to Section 9.1(g) and (ii) Purchaser’s failure to consummate the Transactions is solely as a result of Purchaser’s failure to receive the full proceeds of the Debt Financing on the terms and conditions set forth in the Debt Commitment Letters, without giving effect to any amendment or waiver thereof, on the date that the Closing should have occurred pursuant to Section 2.4, then Purchaser shall cause to be paid to Parent (or one or more of its designees) an amount in cash equal to $2,500,000 in immediately available funds (the “Reverse Termination Fee”) within two (2) Business Days of such valid termination. Notwithstanding anything to the contrary herein, under no circumstances shall (A) the Purchaser, its Affiliates or any other Person pay the Reverse Termination Fee more than once (in the aggregate) and (B) Parent, Seller and their respective Affiliates be entitled to both the Reverse Termination Fee, if, as and when due under this Section 9.4(a) on the one hand, and monetary damages, on the other hand.

(b)          If this Agreement is validly terminated by Parent pursuant to Section 9.1(f) as a result of a breach by Purchaser (or any of its Affiliates) that constitutes a Willful Breach of this Agreement prior to such valid termination of this Agreement, Purchaser shall cause to be paid to Parent (or one or more of its designees) an amount in cash equal to $5,000,000 in immediately available funds (the “Purchaser Termination Fee”) within two (2) Business Days of such valid termination. Notwithstanding anything to the contrary herein, under no circumstances shall (A) (i) Purchaser, its Affiliates or any other Person pay the Purchaser Termination Fee, if, as and when due under this Section 9.4(b), more than once (in the aggregate) or (ii) Parent, Seller or any of their Affiliates be entitled to seek monetary damages that exceed the amount of the Purchaser Termination Fee, in the event of a valid termination of this Agreement by Parent pursuant to Section 9.1(f) and (B) Parent, Seller and their respective Affiliates be entitled to (x) both the Purchaser Termination Fee, if as and when due under this Section 9.4(b), on the one hand, and any monetary damages whatsoever, on the other hand and (y) both the Reverse Termination Fee, if, as and when due under this Section 9.4(b), on the one hand and the Purchaser Termination Fee, if as and when due under this Section 9.4(b), on the other hand.

Section 9.5           Liquidated Damages

(a)          The Parties acknowledge that each of the Reverse Termination Fee, the Parent Termination Fee and the Purchaser Termination Fee, as applicable, if, as and when required pursuant to Section 9.3 or Section 9.4, as the case may be, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(b)          Notwithstanding anything to the contrary in this Agreement or any other Ancillary Agreement, but subject in all respects to Section 9.2, Section 9.3, Section 9.4, this Section 9.5, Section 11.7 and Section 11.9 (including, in each case, the limitations set forth therein), (A) if Purchaser fails to effect the Closing when required pursuant to Section 2.4 for any reason or no reason or otherwise breaches this Agreement or any other Ancillary Agreement (whether such breach is willful, intentional, unintentional or otherwise) or fails to perform hereunder or thereunder or fails to perform any obligation under applicable Law (in each case, whether such failure is willful, intentional, unintentional or otherwise), then subject in all respects to Section 9.2, Section 9.3, Section 9.4, this Section 9.5, Section 11.7 and Section 11.9 (including in each case, the limitations set forth therein) (1) Parent’s right to (i) validly terminate this Agreement pursuant to Section 9.1(g) and thereafter receive the Purchaser Termination Fee, if, as and when due under Section 9.4(b), (ii) validly terminate this Agreement pursuant to Section 9.1(f) and thereafter receive the Reverse Termination Fee, if, as and when due under Section 9.4(a), (iii) validly terminate this Agreement pursuant to Section 9.1 and thereafter seek monetary damages in accordance with this Article IX and (iv) seek a decree or order of specific performance or other equitable relief, if and to the extent permitted pursuant to Section 11.7, shall be the sole and exclusive remedy of Parent, Seller their respective Affiliates and any of their respective former, current and future, direct or indirect stockholders, equity holders, members, managers, partners, beneficiaries, directors, officers, employees, agents and other representatives (collectively, the “Seller Related Parties”) against Purchaser, its Affiliates and the Debt Financing Sources, and all of the foregoing’s respective former, current and future, direct and indirect, equity holders, controlling persons, financial sponsors, members, directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other representatives, stockholders, Affiliates and assignees, and all of the foregoing’s successors and assigns (collectively, the “Purchaser Related Parties”) and (B) if Parent or Seller fail to effect the Closing when required pursuant to Section 2.4 for any reason or no reason or otherwise breach this Agreement or any other Ancillary Agreement (whether such breach is willful, intentional, unintentional or otherwise) or fail to perform hereunder or thereunder or fails to perform any obligation under applicable Law (in each case, whether such failure is willful, intentional, unintentional or otherwise), then subject in all respects to Section 9.2, Section 9.3, Section 9.4, this Section 9.5, Section 11.7 and Section 11.9 (including in each case, the limitations set forth therein) (1) Purchaser’s right to (i) validly terminate this Agreement pursuant to Section 9.1(d) and thereafter receive the Parent Termination Fee, if, as and when due under Section 9.3, (ii) validly terminate this Agreement pursuant to Section 9.1 and thereafter seek monetary damages in accordance with this Article IX and (iii) seek a decree or order of specific performance or other equitable relief, if and to the extent permitted pursuant to Section 11.7, shall be the sole and exclusive remedy of the Purchaser Related Parties against the Seller Related Parties and their respective successors and assigns, as applicable. Notwithstanding anything to the contrary herein or otherwise, while Parent and Purchaser may seek all of their respective remedies that are available to them as set forth in the foregoing clauses (A) and (B), as the case may be, under no circumstances may Parent (or any other Seller Related Party) or Purchaser (or any other Purchaser Related Party), as the case may be, receive or otherwise be awarded more than one such remedy. Except as expressly provided in the previous sentence, no Purchaser Related Party or Seller Related Party, as the case may be, shall have any liability or obligation to any Seller Related Party or Purchaser Related Party, as the case may be, including consequential, indirect or punitive damages, or damages in lieu of specific performance, relating to, arising out of or in connection with this Agreement or the other Ancillary Agreements or the Transactions or the failure of any such Transactions to be consummated, or in respect of any other contract, agreement, document or theory of law or equity or in respect of any representation made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise. Without limiting the foregoing, upon payment of the Reverse Termination Fee, the Purchaser Termination Fee or the Parent Termination Fee (as applicable), if, as and when required pursuant to Section 9.3 or Section 9.4 (as applicable), no Person shall have any further liability or obligation to any other Person, including consequential, indirect or punitive damages, or damages in lieu of specific performance, relating to, arising out of or in connection with this Agreement or any Ancillary Agreements or the transactions contemplated hereby or thereby or the failure of such transaction to be consummated, or in respect of any other contract, agreement, document or theory of law or equity or in respect of any representation made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise.

(c)          Each Party acknowledges that the agreements contained in this Article IX are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. If Parent fails to pay the Parent Termination Fee, if, as and when due pursuant to Section 9.3, or Purchaser fails to pay the Reverse Termination Fee or the Purchaser Termination Fee, if, as and when due pursuant to Section 9.4, in each case, as determined pursuant to a final and non-appealable order by a court of competent jurisdiction, the unpaid portion of the applicable fee shall accrue interest at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date of the valid termination of this Agreement, from and including the date the applicable portion of such fee was required to be paid until but excluding the date of payment, and such accrued and unpaid interest shall be deemed part of such fee. In the event any proceeding is commenced for payment of the fee, and a final and non-appealable court order is given in connection therewith, all reasonable and documented out of pocket costs and expenses incurred by the prevailing party in such proceeding shall be reimbursed by the non-prevailing party up to a maximum amount of $2,000,000.

(d)          Notwithstanding any provision in this Agreement or any Ancillary Agreement to the contrary, the maximum aggregate liability of the Purchaser Related Parties, on the one hand, and the Seller Related Parties, on the other hand, under this Agreement and the Ancillary Agreements, collectively (including, for the avoidance of doubt, monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), or in connection with the Transactions, or in connection with the failure of such Transactions to be consummated, or in respect of any representation made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, together with the payment of the Parent Termination Fee, the Purchaser Termination Fee or the Reverse Termination Fee, as the case may be, shall not exceed under any circumstances $5,000,000, together with any amounts solely to the extent due by such Party pursuant to Section 9.5(c) (subject to the limitations set forth therein)) (the “Maximum Liability Amount”), and in no event shall the Seller Related Parties or the Purchaser Related Parties, as the case may be, seek, directly or indirectly, to recover any damages whatsoever (including consequential, indirect or punitive damages) in excess of the Maximum Liability Amount.

(e)          Notwithstanding anything to the contrary contained herein, each of Parent and Seller (on behalf of itself, its Affiliates and the other Seller Related Parties) hereby waives any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letters, the definitive financing documentation, any other document related thereto, any of the transactions contemplated hereby or thereby or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith (whether in contract or in tort, in law or in equity or otherwise), and each of Parent and Seller (on behalf of itself and its Affiliates, directors, officers, employees, agents and representatives), agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letters, the definitive financing documentation, any other document related thereto, any of the transactions contemplated hereby or thereby or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith (whether in contract or in tort, in law or in equity or otherwise) and to cause any such action or proceeding asserted by Parent, Seller or their respective Affiliates, directors, officers, employees, agents and representatives to be dismissed or otherwise terminated.  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to Parent and Seller in connection with this Agreement, the Debt Financing, the Debt Commitment Letters, the definitive financing documentation, any other document related thereto or any of the transactions contemplated hereby or thereby.  The provisions of this Section 9.5(e) shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 9.5(e).

Article X

SURVIVAL AND INDEMNIFICATION

Section 10.1         Survival of Representations and Warranties. Subject to Section 10.8: (a) the representations and warranties in this Agreement shall survive the Closing until the close of business on the date that is twelve (12) months after the Closing Date (the “General Survival Date”), except for (x) the Fundamental Representations, which shall survive the Closing until the close of business on the date that is six (6) years after the Closing Date, (y) the representations set forth in Section 3.12 (Taxes) and the representations set forth in Section 3.10 (Employee Benefit and Labor Matters), in each case, to the extent they relate to Taxes (the “Tax Representations”), which shall survive the Closing until the close of business on the date that is sixty (60) days following the expiration of the relevant statute of limitations related to the payment of any such Tax, and (z) the representation and warranty set forth in Section 3.14(a) which shall survive the Closing Date until the close of business on the date that is eighteen (18) months after the Closing Date, (b) the covenants or other agreements contained in this Agreement that are to be performed prior to the Closing shall survive the Closing until the close of business on the General Survival Date and (c) each other covenant and agreement contained in this Agreement that is to be performed at or after the Closing shall survive the Closing for the period contemplated by its terms. Notwithstanding anything to the contrary contained herein, claims based upon, attributable to, or resulting from fraud are not subject to the survival limitations contained in this Section 10.1.

Section 10.2         Indemnification of Purchaser Indemnified Parties. From and after the Closing, Parent and each other member of the Seller Group shall, jointly and severally, indemnify and hold harmless Purchaser and its Affiliates (including the Transferred Entities), and their respective Affiliates, stockholders, members, managers, directors, officers, employees, partners, successors and assigns of each of the foregoing (collectively, the “Purchaser Indemnified Parties”) from and against, and pay as incurred on behalf of (or reimburse), any and all Losses directly or indirectly arising out of, in connection with or related to:

(a)          the breach of any representation or warranty of Parent or Seller contained in Article III of this Agreement or the certificate delivered pursuant to Section 8.2(d) (for the period such representation or warranty survives).

(b)          any breach of, or failure to perform, any covenant or obligation of Parent or Seller contained in this Agreement;

(c)          any Earn-out Obligations;

(d)          any Excluded Liabilities; or

(e)          the enforcement of the Purchaser Indemnified Parties’ rights under this Section 10.2.

Section 10.3         Limitations on Indemnification of Purchaser Indemnified Parties and Seller Indemnified Parties. Notwithstanding any provision of this Agreement to the contrary, any claims of a Purchaser Indemnified Party or Seller Indemnified Party, as applicable, under this Article X will be limited as follows:

(a)          Parent and the Seller Group shall have no Liability for Losses under Section 10.2(a) unless and until such Losses in the aggregate are in excess of $13,800,000 (the “Deductible”), and then indemnification shall be available from dollar-one for the full amount of Losses due to the Purchaser Indemnified Parties; provided that, notwithstanding the foregoing, the Deductible shall not apply to any Losses arising out of, in connection with or related to (i) any breach of any Fundamental Representation or Tax Representation or (ii) fraud.

(b)          The maximum aggregate Liability of Parent and the other members of the Seller Group (i) in satisfaction of claims for indemnification under Section 10.2(a) shall not, in the aggregate on a cumulative basis, exceed an amount equal to $138,000,000 (the “Cap”) and (ii) in satisfaction of claims for indemnification under Section 10.2 shall not, in the aggregate on a cumulative basis, exceed the Base Purchase Price; provided that the Cap shall not apply to Losses arising out of, in connection with or related to any breach of any Fundamental Representation or Tax Representation; provided, further, that the limitations set forth in this Section 10.3(b) shall not apply to Losses arising out of, in connection with or related to fraud.

(c)          Purchaser shall have no Liability for Losses under Section 10.4(a) unless and until such Losses in the aggregate are in excess of the Deductible, and then indemnification shall be available from dollar-one for the full amount of Losses due to the Seller Indemnified Parties; provided that, notwithstanding the foregoing, the Seller Deductible shall not apply to any Losses arising out of, in connection with or related to (i) any breach of any Purchaser Fundamental Representation or (ii) fraud.

(d)          The maximum aggregate Liability of Purchaser (i) in satisfaction of claims for indemnification under Section 10.4(a) shall not, in the aggregate on a cumulative basis, exceed an amount equal to the Cap and (ii) in satisfaction of claims for indemnification under Section 10.4 shall not, in the aggregate on a cumulative basis, exceed the Base Purchase Price; provided that the Cap shall not apply to Losses arising out of, in connection with or related to any breach of any Fundamental Representation or Tax Representation; provided, further, that the limitations set forth in this Section 10.3(d) shall not apply to Losses arising out of, in connection with or related to fraud.

Section 10.4         Indemnification of Parent and the Seller Group. From and after the Closing, Purchaser and the Transferred Entities shall jointly and severally indemnify and hold harmless Parent and each member of the Seller Group, and their respective Affiliates, and the stockholders, members, managers, directors, officers, employees, partners, successors and assigns of each of the foregoing (collectively, the “Seller Indemnified Parties”) from and against, and pay as incurred on behalf of (or reimburse) any and all Losses directly or indirectly arising out of or in connection with:

(a)          the breach of any representation or warranty of Purchaser contained in Article IV of this Agreement or the certificate delivered pursuant to Section 8.3(c) (for the period such representation or warranty survives);

(b)          any breach of, or failure to perform, any covenant or obligation of Purchaser contained in this Agreement;

(c)          any Earn-up Obligations;

(d)          any Assumed Liabilities; or

(e)          the enforcement of the Seller Indemnified Parties’ rights under this Section 10.4.

Section 10.5         Claims; Procedures for Claims.

(a)          Any Purchaser Indemnified Party or Seller Indemnified Party claiming it may be entitled to indemnification under Section 10.2 or Section 10.4, as the case may be (the “Indemnified Party”), shall give prompt written notice to Parent (in the case of a Purchaser Indemnified Party) or Purchaser (in the case of a Seller Indemnified Party) (the “Indemnifying Party” ) of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based. Such notice shall contain, with respect to each Claim, such material facts and information as are then reasonably available and that such Indemnified Party is permitted to disclose under applicable Law, including the estimated amount of Losses (to the extent known) and the basis for indemnification hereunder, to the extent known. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.

(b)          Following delivery by an Indemnified Party of notice of any Claim (A “Claim Notice”) arising out of any third-party action, suit, proceeding, claim, demand or assessment (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof at its expense with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party if it gives notice to the Indemnified Party within twenty (20) Business Days after receipt of notice of such Third Party Claim from the Indemnified Party of its intention to do so; provided that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim unless (i) the Third Party Claim does not relate to Taxes, is not brought by a Governmental Entity, does not relate to criminal charges, and is for monetary damages only and (ii) the Indemnifying Party conducts the defense of the Third Party Claim in a commercially reasonable and diligent manner, (iii) the Third Party Claim could not reasonably be expected to adversely affect the Indemnified Party or its Affiliates, other than as a result of monetary damages for which it would be entitled to relief under this Agreement. If the Indemnifying Party does not assume such defense, the Indemnifying Party shall continue to have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from any counsel employed by the Indemnified Party, it being understood that the Indemnified Party shall control such defense. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense, and the Indemnified Party shall not be entitled to indemnification for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided that, subject to the limitations in this Article X, the Indemnified Party shall be entitled to indemnification for the fees and expenses of counsel employed by the Indemnified Party (i) for any period during which the Indemnifying Party has not assumed the defense thereof (or otherwise conducted such defense actively and diligently), (ii) if the Indemnified Party has been advised by its outside counsel that there may exist a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party or (iii) if there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party. All the Parties that are party to, or an Indemnifying Party with respect to, any Third Party Claim shall cooperate in the defense of such Third Party Claim, at the Indemnifying Party’s expense. Such cooperation shall include: (x) retaining and providing to the Indemnifying Party reasonable access to records and information which are reasonably relevant to the defense of such Third Party Claim, (y) assisting with the collection and preparation of discovery materials and (z) making employees and other representatives and advisors available on a mutually convenient basis to prepare for or appear as witnesses at depositions, court proceedings or trials and to provide additional information and explanation of any material provided hereunder; provided that such access shall be subject to customary confidentiality obligations, and shall be granted following prior written notice, during normal business hours, and shall be granted under conditions which shall not unreasonably interfere with the business and operations of the Indemnified Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned), settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment with respect to such Third Party Claim unless (i) all monetary Liabilities under such settlement or compromise will be paid or reimbursed by the Indemnifying Party (except to the extent within the Deductible), (ii) the terms of such settlement or compromise include an unqualified release of the Indemnified Party from all Liability in respect of such Third Party Claim, (iii) such settlement or compromise does not contain any admission of Liability of, violation of Law, or wrongdoing by the Indemnified Party, and (iv) such settlement or compromise does not impose any sanctions, restrictions, injunctions or obligations (including the payment of money damages, unless the Indemnifying Party will be solely responsible for all of such money damages) on the Indemnified Party. The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned), settle or compromise, or consent to the entry of any judgment of, any Third Party Claim unless the Indemnifying Party shall not be subject to any indemnification obligation with respect to such claim hereunder.

(c)          Following delivery by an Indemnified Party of any Claim Notice (other than regarding a Third Party Claim, which is addressed in Section 10.5), the Indemnifying Party shall, within twenty (20) days after receipt by the Indemnifying Party of such Claim Notice, deliver to the Indemnified Party a response notice (a “Response Notice”) specifying (i) the items set forth in the Claim Notice the Indemnifying does not dispute (such items, the “Agreed Claim Items”) and (ii) the items set forth in the Claim Notice the Indemnifying Party disputes (such items, the “Disputed Claim Items”), specifying in reasonable detail the basis for any such disputes. In the event no Response Notice is timely delivered, the Indemnifying Party shall, within ten (10) Business Days of the date the Response Notice was otherwise due, pay to the Indemnified Party an amount equal to the amount claimed in the Claim Notice by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party. In the event a Response Notice is timely delivered, (x) with respect to the Agreed Claim Items, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum of agreement setting forth such agreement, and the Indemnifying Party shall promptly (and in any event within ten (10) Business Days of signing such memorandum) by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party pay any and all amounts due in connection therewith and (y) with respect to the Disputed Claim Items, the Indemnifying Party and the Indemnified Party shall, during the twenty (20) day period beginning on the date of receipt by the Indemnified Party of such Response Notice, attempt in good faith to agree upon the rights of the respective parties with respect to each of such Disputed Claim Item. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to all or any portion of such Disputed Claim Items, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum of agreement setting forth such agreement, and the Indemnifying Party shall promptly (and in any event within ten (10) Business Days of signing such memorandum) by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party pay any and all amounts due in connection therewith. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular Disputed Claim Item within such time period, then the Indemnified Party shall be permitted to submit such dispute in accordance with Section 11.2. Within 10 Business Days of the final determination of such dispute, the Indemnifying Party shall pay, if applicable, to the Indemnified Party all amounts due as determined in accordance with Section 11.2 by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party.

(d)          Parent shall act on behalf of Seller and the Seller Group in the case of all claims (including Third Party Claims) with respect to which a Purchaser Indemnified Party is seeking indemnification pursuant to Section 10.2.

(e)          The parties agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price to the extent permitted by Law.

Section 10.6         Losses Net of Tax Benefits and Insurance. The amount of any and all indemnification payments in respect of Losses under Section 7.1, Section 10.2 and Section 10.4 shall be determined net of (i) any Tax benefit actually realized by an indemnified party by reason of such Losses, determined on a “with” and “without” basis (and net of any Tax cost or reduction in Tax benefits by reason of receipt of the indemnification payment), and (ii) any amounts actually recovered by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements (other than in connection with any policy or Contract between or among Indemnified Parties) (collectively, “Alternative Arrangements”) with respect to such Losses (net of any deductible or co-pay amounts and any other costs or expenses reasonably incurred in connection therewith, including all premiums and other costs of such insurance policies, or any increase in premium payable by such Indemnified Party, or any retroactive adjustment under any such policy, or costs or expenses incurred in connection with pursuing a claim thereunder (“Recovery Costs”)); provided that no Indemnified Party shall be subject to any obligation to pursue recovery in respect of any indemnifiable Losses under any such Alternative Arrangement. If an indemnification payment is received by an Indemnified Party, and such Indemnified Party later (but within twelve (12) months of receipt of payment from the Indemnifying Party) receives proceeds or recoveries from any Alternative Arrangement in respect of the related Losses, the Indemnified Party shall promptly pay to the Indemnifying Party a sum equal to the lesser of (x) the actual amount of such proceeds or recoveries (net of Recovery Costs) or (y) the actual amount of the indemnification payment previously paid by the Indemnifying Party with respect to such Losses; provided that no payments under any Alternative Arrangement between or among Indemnified Parties shall be considered proceeds or recoveries for purposes of this sentence. For the avoidance of doubt, and notwithstanding anything to the contrary herein, no indemnification payment payable hereunder shall be conditioned, withheld or delayed as a result of any Indemnified Party not having sought, realized or received any insurance proceeds.

Section 10.7         Other Limitations.

(a)          No Purchaser Indemnified Party shall have the right to recover under Section 7.1(a), Section 7.1(b) or Section 10.2 with respect to any Loss or alleged Loss to the extent the matter forming the basis for such Loss or alleged Loss shall have been taken into account in the determination of Closing Working Capital, Closing Indebtedness, Closing Date Cash or Closing Date Transaction Expenses.

(b)          No Indemnified Party shall have the right to recover under Section 7.1(a), Section 7.1(b) or Section 10.2 any indirect, consequential, special, exemplary, incidental or punitive damages, lost profits lost income, lost revenues, loss of use, diminution in value, multiples of earnings, damage to goodwill or loss of business unless (i) such Losses were reasonably foreseeable or (ii) such Losses are in connection with any Third Party Claim.

(c)          For purposes of calculating the amount of any indemnifiable Losses arising from such breach, the representations, warranties, covenants and obligations set forth in this Agreement and any certificate delivered hereunder shall be read without regard to the terms “material,” “materiality,” “Material Adverse Effect,” and other similar or correlative qualifications that may be contained therein as if such qualification were deleted from such representation or warranty.

(d)          Each Indemnified Party shall use commercially reasonable efforts to mitigate any Loss to the extent required by Law upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring any commercially reasonable costs in respect of such indemnifiable Loss.

Section 10.8         Termination of Indemnification. The rights of the Indemnified Parties under this Article X or Section 7.1 in respect of a breach of representation or warranty or covenant shall terminate when the applicable representation or warranty or covenant terminates pursuant to Section 10.1; provided, however, that such rights to recover shall not terminate, and shall continue until any claim in respect of such breach is fully and finally determined, with respect to any item as to which such Indemnified Party shall have, prior to the expiration of the applicable period, previously made a claim by properly delivering a written notice to the Indemnifying Party in accordance with this Article IX; provided, further, that, if such written notice is given, any proceeding brought with respect thereto shall be initiated no later than six months following the termination of the relevant survival period, after which time period the right to bring or maintain such claim shall terminate.

Section 10.9         Exclusive Remedy.

(a)          Each of the Parties acknowledges and agrees that from and after the Closing, its sole and exclusive monetary remedy with respect to any and all claims relating, directly or indirectly, to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such Liability or obligation may be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be the provisions set forth in this Article X (subject to any claims related to the matters described in Section 2.5, which shall be resolved as expressly provided therein) or Section 7.1.

(b)          The Parties agree that the provisions in this Agreement relating to indemnification, and the limits imposed on remedies with respect to this Agreement and the transactions contemplated hereby constitute an integral part of the consideration given to the parties, were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Seller Group hereunder.

(c)          Notwithstanding the foregoing, this Section 10.9 is not intended, and shall not be construed to limit in any fashion any Party’s rights (i) under Section 11.7 or (ii) to assert and pursue any claims based on fraud.

Article XI

MISCELLANEOUS

Section 11.1         Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 11.2         Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)          Each Party and the Seller Related Parties agree that this Agreement, any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) (including any involving a Debt Financing Source that is in any way related to this Agreement, the acquisition contemplated hereunder or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing) shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the Laws of a different jurisdiction.

(b)          Subject in all respects to Section 11.2(c) and Section 11.2(d), all disputes, controversies or claims arising out of, relating to, or in connection with this Agreement, including the breach, termination or invalidity thereof (in each case other than claims with respect to the Debt Financing against the Debt Financing Sources), shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. The legal seat of the arbitration shall be London, England. The arbitral proceedings shall be in English.

(c)          Notwithstanding the foregoing, with respect to any claims (i) against any Debt Financing Source related to the Debt Financing or (ii) for equitable remedies (including pursuant to Section 11.7), each Party and the Seller Related Parties irrevocably and unconditionally submit to the exclusive jurisdiction of any New York state or federal court sitting in the Borough of The City of New York in any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such New York state or federal court. Each Party to this Agreement and the Seller Related Parties hereby irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The Parties further agree, to the extent permitted by Law, that final and unappealable judgment against any of them in any claim, controversy or dispute of the kind described in Section 11.2(a) shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Without limiting the foregoing, with respect to any claims related to the Debt Financing, each Party and the Seller Related Parties agree that service of process on such Party as provided in Section 11.5 shall be deemed effective service of process on such Party.

(d)          EACH PARTY TO THIS AGREEMENT AND EACH SELLER RELATED PARTY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN OR ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCES. NO PARTY TO THIS AGREEMENT NOR THE SELLER RELATED PARTIES SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES OR DEBT FINANCING SOURCES. NO PARTY NOR ANY SELLER RELATED PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT AND EACH SELLER RELATED PARTY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS Section 11.2. NO PARTY NOR THE SELLER RELATED PARTIES HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.3         Entire Agreement; Successors and Assigns; Third-Party Beneficiaries.

(a)          This Agreement (including the Schedules and Exhibits to this Agreement) together with the Ancillary Agreements, constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede and cancel any prior or contemporaneous discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties among the Parties other than those set forth or referred to in this Agreement.

(b)          This Agreement and the rights and obligations hereunder shall be binding upon and inure solely to the benefit of the Parties hereto, their respective permitted successors and permitted assigns, but this Agreement shall not be assignable (i) by Purchaser without the express prior written consent of Parent or (ii) by Parent or Seller without the express prior written consent of Purchaser, and any such assignment without such prior written consent shall be null and void ab initio; provided that, without such prior written consent, (x) Purchaser may assign its rights and obligations hereunder and any of the provisions hereof to one or more of its Affiliates at any time and (y) Purchaser may make a collateral assignment to a Debt Financing Source for security purposes. Nothing contained herein is intended to confer upon any Person, other than the Parties and their respective permitted successors and permitted assigns, any rights or remedies under or by reason of this Agreement, except that (i) the Purchaser Indemnified Parties and the Seller Indemnified Parties are intended beneficiaries of, and shall have the right to enforce, this Section 11.3(b), Section 11.2 and Section 11.4, as applicable, and the related definitions thereof, (ii) each Non-Recourse Party, its Affiliates and their respective successors and permitted assigns is an intended beneficiary of, and shall have the right to enforce, the provisions set forth in this Section 11.3(b), Section 11.9 and the related definitions thereof, (iii) each Purchaser Related Party and Seller Related Party, as the case may be, is an intended beneficiary of, and shall have the right to enforce, the provisions set forth in this Section 11.3(b), Section 10.2, Section 10.5 and the related definitions thereof and (iii) each Debt Financing Source is an intended beneficiary of, is entitled to rely on and shall have the right to enforce, the provisions set forth in, Section 9.5(e), Section 11.2, this Section 11.3(b), Section 11.7(b) and Section 11.9(b), it being understood that the provisions identified in this clause (iii) and the definition of “Material Adverse Effect” may not be amended, supplemented, waived or otherwise modified in a manner that impacts or is adverse to the Debt Financing Sources in any respect without their prior written consent. No assignment permitted hereunder shall relieve the assigning Party of any of its obligations hereunder.

Section 11.4         Expenses. Except as set forth in this Agreement, whether the Transactions are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement; provided that filing fees incurred in respect of any filing under the HSR Act or other filing under Antitrust Law shall be borne one-half (1/2) by Parent and Seller, on the one hand, and one-half (1/2) by Purchaser, on the other hand.

Section 11.5         Notices. Any notice, request, instruction or other communication to be given hereunder by any Party to the another Party shall be in writing and delivered personally, or sent by postpaid registered or certified mail, or by email (with a copy sent on the next Business Day by reputable international overnight courier):

(a)          If to Parent or Seller:

GBG USA Inc.

350 5th Ave

New York, NY 10118

Attention: Robert Smits

E-mail: robertsmits@globalbrandsgroup.com

with copies to (which shall not constitute notice) to:

c/o Global Brands Group Holding Limited

9th Floor, LiFung Tower

888 Cheung Sha Wan Road

Hong Kong

Attention: Company Secretary

E-mail: business@globalbrandsgroup.com

and:

Reed Smith LLP

599 Lexington Avenue Fl 24

New York, New York 10022

Attention: Sahra Dalfen

E-mail: SDalfen@ReedSmith.com

and:

55th Floor, One Island East

Taikoo Place, Quarry Bay

Hong Kong

Attention:  Teresa Ko

Edward Freeman

Matthew F. Herman

E-mail: projectlegendspanotices@freshfields.com

(b)          If to Purchaser:

Differential Brands Group Inc.

1231 South Gerhant Avenue

Commerce, CA 30022

USA

Attention: Lori Nembirkow, SVP, Legal & General Counsel

E-mail: lori@differentialbrandsgroup.com

with a copy to:

Tengram Capital Partners

600 Fifth Avenue

27th Floor

New York, NY 10020

USA

Attention: General Counsel

E-mail: atarshis@tengramcapital.com

with a copy to:

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Attention:  Nazim Zilkha

Gareth Clark

E-mail: nzilkha@dechert.com; gareth.clark@dechert.com

or to such other address for any Party as such Party shall hereafter designate by like notice. A notice shall be effective upon receipt and shall be deemed to have been received (i) if delivered personally or by courier, at the time of delivery or (ii) if sent by email, at the time of transmission. Rejection or other refusal to accept such notice, request or other communication, or the inability to deliver such notice, request or other communication because of changed address for which no notice was given, shall be deemed to be receipt of such notice, request or other communication as of the date of such rejection, refusal or inability to deliver.

Section 11.6         Amendments and Waivers. This Agreement may not be amended, supplemented or otherwise modified except by an instrument or instruments in writing signed by each Party. The other Parties to this Agreement may, only by an instrument in writing, waive compliance by a Party to this Agreement with any term or provision of this Agreement on the part of such Party to this Agreement to be performed or complied with. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

Section 11.7         Specific Performance.

(a)          The Parties agree that irreparable damage would occur, and that the Parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that, subject in all respects to Section 11.7(b), the parties shall be entitled to an injunction or injunctions to prevent any breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any Party is entitled at law or in equity. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason (other than such remedy is sought in violation of the terms hereof, including Section 11.7(b), nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b)          Notwithstanding anything in Section 11.7(a) or otherwise in this Agreement or any Ancillary Agreement to the contrary, it is acknowledged and agreed that in no event shall Parent, Seller, their respective Affiliates or any of their respective equity holders, partners, directors, officers, employees or Representatives be entitled to specific performance or any other equitable remedy to enforce or seek to enforce Purchaser’s obligation to cause Purchaser to take any action to effect the Closing in accordance with Section 2.4 or consummate the Debt Financings or any other transaction contemplated under any document or agreement contemplated hereby or otherwise or pay any amounts that may become due hereunder (including the Purchase Price) unless and only if (w) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived in writing by Purchaser (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at the Closing), (x) the Debt Financing has been received in full by Purchaser in accordance with the terms thereof or such amount will be funded to Purchaser at the Closing, (y) Seller has unconditionally confirmed in writing that all of the conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at the Closing) or waived, and if specific performance is granted and the Debt Financing is funded, then they are each ready, willing and able to consummate the Closing simultaneously with the drawdown of the Debt Financing and (z) Purchaser fails to consummate the Closing within three Business Days after the delivery of such unconditional written confirmation (which shall not have been revoked, modified, withdrawn or conditioned during such three Business Day period), it being expressly agreed and understood, however, that in the circumstances described in this sentence, Parent and Seller shall be entitled to an injunction, specific performance or any other equitable remedy to enforce or seek to enforce Purchaser’s or any of its Affiliate’s obligations; provided that, notwithstanding the foregoing, in no event shall Parent, Seller, their respective Affiliates or any of their respective equity holders, partners, directors, officers, employees or Representatives be entitled to an injunction, specific performance or any other equitable remedy requiring any such Person to commence an Action to enforce or seek to enforce Purchaser’s or any of its Affiliates’ obligation to enforce specifically their respective rights against the Debt Financing Sources under or in connection with the Debt Commitment Letters.

(c)          Purchaser acknowledges and agrees that Seller may, subject in all respects to Section 9.2, Section 9.3, Section 9.4, this Section 11.7 and Section 11.9 (including, in each case, the limitations set forth therein), pursue both a grant of specific performance in accordance with this Section 11.7 and the payment of the Reverse Termination Fee if, as and when due pursuant to Section 9.4 and the payment of the Purchaser Termination Fee if, as and when due pursuant to Section 9.4; provided that, for the avoidance of doubt and notwithstanding anything to the contrary in any document or agreement contemplated hereby or otherwise, under no circumstances shall Parent, Seller, their respective Affiliates or any other Person, directly or indirectly, be permitted or entitled to receive (i) both (x) a grant of specific performance resulting in the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof or other equitable relief, on the one hand, and (y) payment of any monetary damages whatsoever or payment of the Reverse Termination Fee or the Purchaser Termination Fee, on the other hand or (ii) both payment of any monetary damages whatsoever, on the one hand, and payment of the Reverse Termination Fee or the Purchaser Termination Fee, on the other hand.

(d)          Parent and Seller acknowledge and agree that Purchaser may, subject in all respects to subject in all respects to Section 9.2, Section 9.3, Section 9.4, Section 9.5, this Section 11.7 and Section 11.9 (including, in each case, the limitations set forth therein), pursue both a grant of specific performance in accordance with this Section 11.7 and the payment of the Parent Termination Fee, if, as and when due pursuant to Section 9.3; provided that, for the avoidance of doubt and notwithstanding anything to the contrary in any document or agreement contemplated hereby or otherwise, under no circumstances shall Purchaser, its Affiliates or any other Person, directly or indirectly, be permitted or entitled to receive (i) both (x) a grant of specific performance resulting in the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof or other equitable relief, on the one hand and (y) payment of any monetary damages whatsoever or payment of the Parent Termination Fee, on the other hand and (ii) both payment of any monetary damages whatsoever, on the one hand, and payment of the Parent Termination Fee, on the other hand.

(e)          From and after the Closing, in the event of any proceeding for a grant of specific performance in accordance with this Section 11.7, if a court of competent jurisdiction or arbitrator determines (in a judgment not subject to further appeal or for which the time for appeal has expired), grants an award of specific performance, then such Party so required to specifically perform its obligations hereunder shall be liable for and pay the reasonable legal fees of the other Parties incurred in connection with such proceeding, including any appeal therefrom.

Section 11.8         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.9         Non-Recourse.

(a)          Notwithstanding anything that may be expressed or implied in this Agreement or any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith or otherwise, each Party hereby acknowledges and agrees, on behalf of itself and its respective Affiliates, that all actions, suits, claims, investigations or proceedings that may be based upon, in respect of, arise under, out of, by reason of, be connected with, or relate in any manner to (a) this Agreement and the Ancillary Agreements or the Transactions, (b) the negotiation, execution or performance of this Agreement and any Ancillary Agreement (including any representation or warranty made in, in connection with, or as an inducement to, any of the foregoing), (c) any breach or violation of this Agreement or any Ancillary Agreement and (d) the failure of the Transactions (including the Debt Financing), to be consummated, in each case may be made only against (and are those solely of) the Persons that are expressly identified as Parties hereto or thereto, as applicable. In furtherance and not in limitation of the foregoing, each Party hereby acknowledges and agrees, on behalf of itself and its respective Affiliates, that no recourse under this Agreement or any Ancillary Agreement or in connection with the Transactions shall be sought or had against any other such Person and no other such Person shall have any Liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil or any other theory or doctrine) for any losses, damages, claims, causes of action, obligations or Liabilities of any nature whatsoever arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses, damages, claims, causes of action, obligations or Liabilities whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future shareholder, equity holder, financial sponsor, member, partner, manager, director, officer, employee, Debt Financing Source, Affiliate, agent or representative of any Party (each, a “Non-Recourse Party”), through Purchaser, Parent, Seller, the Transferred Entities or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of any Party, as applicable, by the enforcement of any assessment or by any legal or equitable actions, suits, claims, investigations or proceedings, by virtue of any law, or otherwise, except for claims of fraud.

(b)          Notwithstanding anything to the contrary contained herein, no Seller Related Party (other than Purchaser) shall have any rights or claims against any Financing Source in connection with this Agreement, the acquisition, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Seller Related Party (other than Purchaser) in connection with this Agreement, the acquisition, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the acquisition, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortuous nature.

Section 11.10         Data Room. Seller shall provide to Purchaser a hard disk copy of the Data Room maintained by Seller no later than three (3) Business Days following the Closing Date.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

Global Brands Group Holding Limited

By:	/s/ Bruce Rockowitz
Name: Bruce Rockowitz
Title: CEO

GBG USA INC.

By:	/s/ Ronald Ventricelli
Name: Ronald Ventricelli
Title: CFO

DIFFERENTIAL BRANDS GROUP INC.

By:	/s/ Lori Nembirkow
Name: Lori Nembirkow
Title: Senior Vice President, Legal & Compliance